
SEC MAIL PROCESSING
RECEIVED
AUG 22 2005
WASH. D.C.
190
SECTION

P.E.
5/29/05





05064809



B

Fellow Shareholders,

ConAgra Foods gave investors a lot to comment on in fiscal 2005, both positive and negative. The year's accomplishments included solid operating results during the first half of the fiscal year, reducing debt by nearly $1.2 billion, paying $550 million in dividends, investing $450 million for the future, repurchasing $180 million of our shares, liquidating a portion of our poultry investments for a gain of more than $180 million, significant team additions, record results for our trade group, and reaching important milestones with our business initiatives. There were also several glaring weaknesses which overshadowed the accomplishments; for example, poor packaged meats results along with manufacturing shortages created a significant earnings shortfall in the third and fourth quarters, and we discovered historical tax errors spread over several years so we restated earnings. In this letter, I will detail more about the year's progress, as well as its weakness.

To state the obvious, this was a year of ups and downs. Our stock price topped $30 shortly after we finished a solid first half; it now trades around $23, mostly because of the significant negative impact from weak packaged meats results in our second-half earnings. The formula for a higher stock price is very clear—the stock price should follow consistent earnings growth, and we simply didn't achieve that in the second half of this fiscal year. We're addressing that shortfall by accelerating progress with several actions which are underway and summarized in this letter as well.

Even though we made progress on many fronts, and several areas of our business posted strong profits for the fiscal year, fiscal 2005 diluted EPS was only $1.23 because of the shortfall in the second half, and because of $0.12 of net expense from items that should not be with us on a regular basis. This was much lower than we planned, and most definitely beneath what we believe to be the company's future earnings potential. The $0.12 net expense includes items such as impairment charges on several assets, severance costs to facilitate significant headcount reductions, costs related to early retirement of debt, loss on operations we divested, and costs resulting from fire damage, all of which were partially offset by a gain from selling a portion of the Pilgrim's Pride stock we obtained when we divested our poultry operations. All of these items are specifically detailed in the archived quarterly earnings releases and in the fiscal year-end Question-and-Answer document which is posted on our Web site at www.conagrafoods.com/investors.

FINANCIAL HIGHLIGHTS

Dollars in millions except per share amounts	MAY 29, 2005	MAY 30, 2004
Net sales	$ 14,567	$ 14,082
Gross profit	$ 3,102	$ 3,206
Operating profit[1]	$ 1,670	$ 1,739
Income from continuing operations before income taxes, equity method investment earnings (loss) and cumulative effect of changes in accounting	$ 1,158	$ 1,112
Income from continuing operations before cumulative effect of changes in accounting	$ 663	$ 727
Net income	$ 642	$ 811
Diluted earnings per share from continuing operations before cumulative effect of changes in accounting	$ 1.27	$ 1.37
Diluted earnings (loss) per share from discontinued operations	$ (0.04)	$ 0.18
Diluted earnings per share	$ 1.23	$ 1.53
Earnings return on year-beginning common stockholders' equity[2]	13.4%	17.5%
Common stock price at year-end	$ 26.59	$ 28.12
Annualized common stock dividend rate at year-end	$ 1.09	$ 1.04
Employees at year-end	38,000	40,000

[1] Operating profit is defined as income from continuing operations before income taxes, equity method investment earnings (loss) and cumulative effect of changes in accounting, less net interest expense, general corporate expense and gain on sale of Pilgrim's Pride Corporation common stock. Refer to Note 20 to the consolidated financial statements for a reconciliation of operating profit to income from continuing operations before cumulative effect of changes in accounting.

[2] Earnings return on stockholders' equity is the ratio of net income to year-beginning total common stockholders' equity.

Despite overall EPS results that were well below our plans, fiscal 2005 showed significant accomplishments in several areas as well as a solid approach to allocating the company's strong cash resources. Here are some highlights:

SUMMARY OF MAJOR ITEMS IN FISCAL 2005 EPS THAT AFFECT COMPARABILITY WITH OTHER YEARS	FY 2005 IMPACT
Gain on Pilgrim's Pride stock	$0.22
Impairment charge related to joint venture assets	–$0.13
Severance costs	–$0.05
Loss on discontinued operations	–$0.04
Other impairment charges and fire damage	–$0.04
Litigation expense, most of which is not tax deductible	–$0.04
Expense due to early retirement of debt	–$0.03
Costs to implement efficiency initiatives	–$0.02
Benefit from favorable retail contract and litigation settlement	$0.02
Impact of higher than estimated tax rate	–$0.01
Net	–$0.12

Fiscal 2005 Highlights

- We reduced debt by nearly $1.2 billion.
- We paid $550 million of dividends.
- We invested $450 million in capital expenditures for the future.
- We repurchased more than $180 million of our stock.
- Several of our key brands got stronger and posted year-over-year sales growth on a comparable basis, including ACT II, Banquet, Chef Boyardee, Egg Beaters, Hunt's, Kid Cuisine, Manwich, Marie Callender's, PAM, Parkay, Peter Pan, Snack Pack, Swiss Miss, Wesson, and others. Many of these have now grown for several successive quarters, demonstrating success with the sales and marketing initiatives we've been implementing over the past couple of years.
- Our Food Ingredients segment had an outstanding year, with operating profits up more than 30 percent. This was due in part to seizing the opportunities brought about by favorable market conditions for our commodity trading and merchandising operations.
- In our Foodservice Products segment, specialty potato operations continued a string of many solid years; this was the result of effectively combining high-quality products, very efficient manufacturing, very effective quality control, along with strong marketing and customer service.
- Several new team members joined us over the past year, and several existing team members assumed new responsibilities in response to new challenges and opportunities. Just to name a few, Frank Sklarsky joined us as Chief Financial Officer; Jim Hardy joined us as Senior Vice President, enterprise manufacturing; Dean Hollis, Executive Vice President for the Retail Products channel and a long-time ConAgra Foods veteran, assumed responsibility for both retail refrigerated and frozen operations; Kevin Adams, another ConAgra Foods veteran, assumed responsibility for all Operational Support; and Randy Harvey joined us to lead our tax group. Because of these changes, and many others which complement them, we now have deeper bench strength and an improved focus on key areas to foster better execution in FY06.
- During the year, we implemented the Order-to-Cash portion of Project Nucleus, the platform for our business process improvement initiatives. By utilizing new information systems and implementing new business processes throughout the company, Order-to-Cash is giving us better visibility as well as greater efficiency and effectiveness for transactional activities such as order fulfillment, invoicing, and collections.
- We embarked on reducing lower-volume, lower-margin SKUs (stock-keeping units, i.e., individual products), and developed aggressive but realistic goals for continued SKU reduction over the next 36 months. SKU reduction greatly simplifies the entire supply chain, from sourcing raw materials to manufacturing, storing, and distributing finished products, which translates into lower complexity and lower cost.
- Plans are being developed and refined to improve our manufacturing efficiency and effectiveness. Our manufacturing initiatives are being designed to create significant savings by systematically decreasing fixed overhead and better utilizing capacity. This involves standardizing and

ConAgra Foods®

Taking the Initiative

Creating consumer favorites

Building brands and relationships

Improving operations

Moving products efficiently

Connecting it all with customers and consumers

ConAgra Foods is meeting challenges head-on. Actively improving all aspects of the business—building brands, strengthening relationships with customers and consumers, enhancing products, making processes more productive and streamlining the supply chain.

This is ConAgra Foods: a company strategically positioned to focus on long-term growth.



Bruce Rohde
Chairman and Chief Executive Officer

implementing best operating practices across our entire production network and optimizing capacity utilization. Some of the efficiency initiatives already underway gave rise to impairment charges in fiscal 2005 related to various manufacturing assets that were sold, closed, or consolidated to improve efficiency and strengthen the manufacturing network. You can expect to see more such charges incurred in the future as strategic manufacturing opportunities are identified, finalized, and implemented as part of our plan to pursue significant earnings improvement opportunities in our supply chain network.

- Three new strategically located temperature-controlled inventory mixing centers were completed during the year, raising the total to 13 new centers over the last three years. We will soon finish one more center for a total of 14. Our mixing centers serve as the backbone for our recently overhauled transportation and warehousing network. They are key to serving customers, reducing total logistics expenses, and reducing our investment in inventory over time.
- Headcount and administrative expense reduction programs were implemented in the fourth quarter of the fiscal year. Once completed, these programs should benefit our cost structure by a run-rate reduction in the range of $100 million on an annualized basis. There were severance costs of $0.05 per share in fiscal 2005 to facilitate the headcount reduction program.
- We sold our equity interest in Swift Foods for more than $190 million.
- We recovered all of the $300+ million of cattle-feeding financing that had been part of the original Swift Foods deal in fiscal 2003.
- We liquidated a little more than one-third of our holdings in Pilgrim's Pride for more than $280 million, $180+ million of which represented a gain. After fiscal 2005 ended, we sold our remaining Pilgrim's Pride stock for more than $480 million, $330+ million of which represented a gain.

As this list demonstrates, the organization is actively engaged in upgrading and integrating key marketing, operating, and business processes that provide the foundation for earnings growth, as well as adhering to sound and consistent capital allocation policies.

Fiscal 2005 Challenges

Along with the accomplishments were significant operating challenges that interrupted earnings growth. The biggest challenge was inflation, which is not new to us or the industry; however, the duration and extent of it presented a greater challenge than we anticipated. We've seen significant inflation recently; we incurred inflation in excess of $350 million in fiscal 2004, and during fiscal 2005 inflation increased our operating costs by another $400+ million. We were able to recover some of the inflation through increased pricing and operational savings, but not enough to prevent margin erosion in fiscal 2005, particularly in our packaged meats business. Inflation was a large part of the reason our fiscal 2005 earnings were lower than expected, but that's not the whole story.

Production and Capacity. Our weak results also reflect problems we experienced with basic execution, primarily during the second half of our fiscal year. As part of a need to replace some manufacturing equipment and increase productivity, we also took actions to consolidate production into fewer plants. The transition was not as smooth as it could have been, resulting in temporary product shortages. For these and other reasons, strong demand for some popular items grew past our capability to manufacture them for a period of time. Strong demand is a good problem to have; however, when you can't fill customer orders, you lose sales. These production and capacity shortages temporarily affected popular brands like Banquet Crock-Pot Classics, Egg Beaters, Hebrew National, Marie Callender's, Reddi-wip, Slim Jim, and Snack Pack. These issues were most pronounced in our fiscal third and fourth quarters, but for the most part we believe these operating issues are now behind us.

Packaged Meats Pricing. The single most economically challenging issue was the performance of our packaged meats operations across all customer channels. Packaged meats, which include such items as hot dogs, lunchmeats, sausage, bacon, and processed turkeys sold under the Armour, Brown 'N Serve, Eckrich, Healthy Choice, Hebrew National, and Butterball brands, account for nearly $2.5 billion of our sales. In most years these operations are an excellent business for us, but 2005 was definitely not one of them. Our packaged meats businesses experienced significantly higher input, packaging, and distribution costs which we did not adequately pass along. We would have liked to have realized higher prices, and thus recovered our increased costs, but we did not accomplish that rapidly or effectively. In some situations, we failed to take our prices up because of strained trade relationships stemming from the production problems I described above; in other situations, we took the prices up, only to negate the gains through trade promotional deals. For the most part, though, consumers experienced the pricing increases at the shelf, even though we did not reap the benefits due to trade promotional deals with customers.

We hope never to repeat those mistakes. We have since made many significant changes to how we measure and operate our packaged meats businesses, and with time we expect them to return to more normal levels of profitability. To provide some perspective, these businesses were about $150 million less profitable in fiscal 2005 than they were in fiscal 2004—that accounts for $0.18 per share of year-over-year EPS decline. It takes time to unwind these problems, so the challenges in our packaged meats operations are still with us, meaning we will most likely not see improvement in those operations until after the first quarter of fiscal 2006. That is primarily why we said in our fourth-quarter earnings release that we do not expect our fiscal 2006 first quarter to show overall year-over-year EPS growth, and that any EPS growth we expect in fiscal 2006 would most likely be concentrated in the second half of the year.

Building a Strong Future: *Multi-year Profit-enhancing Initiatives*

As you know, ConAgra Foods has been very focused on developing a richer business model characterized by better profit margins and returns on capital. This focus was generated in response to the risk/reward profile of some of the businesses previously in our portfolio, and the inherent cost duplication resulting from the fact that the company had not integrated its many acquisitions over the years. As we measured ourselves against competitors we saw significant potential for growth. In addition, accelerated consolidation in the food industry has been a driving force, causing us to make many cultural, operating, and marketplace changes in order to compete effectively and serve sophisticated customers. For all of these reasons, a great deal of heavy lifting has been accomplished over the last few years as we have upgraded our assets, rebuilt our operating platform, recruited new talent, and reshaped our portfolio through acquisitions, divestitures, and consolidation of like businesses and functions. Operationally, we are now a couple of years into the marketing, operating, and business process improvement initiatives designed to attract consumers, serve trade customers effectively, and manage more efficiently. Because of the scope of the initiatives and the size of our company, the marketing, operating, and business process change initiatives will likely require two to three more years to gain the traction we've targeted.

Generating Top-line Growth

Growing volumes and improving both product mix and margins are keys to long-term earnings growth. To do this right, we have to serve existing and new customers consistently, increase our channel presence, and go to market with products that drive consumer preference. In-depth knowledge of consumer trends in health, wellness, demographics, convenience, and other major platforms is essential for generating long-term brand growth. We are now using fact-based analytical methods for targeting growth potential for our brands and products; this brings powerful tools to our marketing teams across retail, foodservice, and ingredients operations and favorably impacts the task of reaching and keeping consumers. The scope of the work strengthens the fundamentals for the products we sell, i.e., taste, packaging, product quality, and nutritional content. This also focuses on the specifics of our communication with consumers through advertising and promotional campaigns, store displays, and price points. Every bit as important is our ability to evaluate the payoff from marketing investments so that we put our marketing dollars to their highest and best use; we are convinced there is significant opportunity to get more for our money as we more tightly manage our consumer and trade investment programs.

In fiscal 2005, we invested more than $340 million in consumer advertising and promotion, most of which was centered on our retail brands. Our view is that amount of investment will increase over time on a targeted, brand-specific basis as part of a strategy to strengthen selected brand equities; but more important than the amount of spend is the quality of spend, i.e., that the dollars are spent the right way for the right level of return. Some of the marketing methods that have been the most expensive historically are no longer the most effective, and that opens up new opportunities for us. In addition, the same discipline that drives the allocation of consumer marketing dollars also applies to our $2+ billion a year of customer trade spending. Again, historical spending practices may no longer be the most effective.

Earlier I listed several brands that had strong sales performance in fiscal 2005. The reason some large, high-margin brands have posted several successive quarters of growth is because of progress with our sales and marketing initiatives, through product modification, better consumer communication, more consumer-friendly packaging, and prudent use of marketing dollars. There is still much more to do as we continue to apply these disciplines to all of our major brands and product lines, but we are encouraged by the brands' response to the actions taken so far.

The Essential Role of Operating Excellence

We are convinced that there is significant earnings growth opportunity by generating cost savings as we integrate, simplify, and upgrade our entire supply chain. The plan is for some of these savings to be reinvested in our businesses to fuel profitable top-line growth. Because cost savings are directly connected to future investment, operating excellence is at the top of our agenda.

Purchasing. As I mentioned last year, we are increasingly consolidating our purchasing activity for the major inputs we use, so that we utilize experienced and specialized purchasing expertise to obtain the best prices and terms. Each year we are expanding this approach to a greater portion of our total inputs, so that over time this can be a major contributor to increased profitability.

Manufacturing. Over the last few years, we have been adjusting and consolidating our vast manufacturing network, but with more than 150 manufacturing facilities still in our portfolio, much more opportunity exists. There are significant efficiencies to be gained by consolidating and strengthening several manufacturing facilities, which means over time we will close or sell some less efficient operations. These plans are being carefully developed, and their implementation will be led by Jim Hardy, who heads enterprise manufacturing. The improvement will come not only from optimizing plants, but also from implementing best practices and measurements relating to overall efficiency throughout all of our plants. Plant rationalization usually involves restructuring charges and headcount reduction, which unfortunately are necessary for continuous productivity improvement in a very competitive marketplace. When these actions occur, we will call them out so you can track the company's earnings performance separate from these charges.

SKU Rationalization. Simplicity is a good thing. We can become much more efficient over time as we reduce complexity throughout our entire supply chain; part of the complexity exists because, over the years, we have allowed too many SKUs to remain in production. As new and more popular products overtake older or less popular products, the number of product variations should be reduced. For this reason, we have begun to eliminate lower-volume, lower-margin SKUs, and we will continue to do this very aggressively over the next 36 months. Overall we are targeting a sizeable double-digit percentage reduction in SKUs; this will dramatically improve our ability to save money across our entire supply chain, and it will also result in an increased focus on the SKUs that have higher profit potential. SKU rationalization is a significant enabler for achieving the broader operating efficiencies being targeted.

Logistics. More efficiently storing and shipping products can also provide a great deal of cost savings and improve customer service. We've been transitioning from a network of hundreds of warehouses across the country to a network defined by 14 inventory mixing locations; these support retail and foodservice products in strategic locations that best serve our customers. An inventory mixing center is a large facility where multiple brands and products of a similar temperature state (i.e. shelf-stable, refrigerated or frozen) can be sized, consolidated, and shipped out together. This benefits us by better utilizing truckload capacities and warehouse space, while also reducing working capital as excess inventory quantities are eliminated. This benefits customers through better efficiencies in ordering, receiving and storing our shipments.

As of the end of fiscal 2005, we had completed 13 of the 14 inventory mixing center locations, and the remaining one will be completed soon. We are phasing in the use of the mixing centers, and expect a much more efficient logistical cost base once the centers are being fully utilized and many of our buffer warehouses are minimized.

General and Administrative Expense and Headcount Reduction. Most of our opportunity to generate cost savings is in our supply chain, but there are also other types of savings well worth pursuing. As such, in fiscal 2005, we developed specific plans for reductions in our anticipated G&A (general and administrative) cost structure, and those plans included salaried headcount reduction. This type of program is never easy given the disruption it causes employees and their families, but it is necessary if we are to optimize our expense structure. Overall we are reducing several hundred salaried personnel by the end of our first quarter in fiscal 2006, and those headcount reductions, along with other G&A expense reduction programs, are expected to save in the range of $100 million annually once the programs are complete.

Better Information, Processes, Visibility

Because of the sophistication of today's business environment, it is very important that our manufacturing, marketing, sales, logistics, customer service and accounting functions connect well together so that we interface well with our customers and vendors. *Project Nucleus* is the platform by which we are upgrading information systems and business processes to better manage high-dollar areas of our business. Key areas we expect Project Nucleus to favorably impact include trade merchandising programs, order management, inventory management, customer payments, and logistics. This year we passed an important milestone with Project Nucleus as we implemented Order-to-Cash. As a result of this process, we learned a great deal about what to expect going forward as we implement additional aspects of Project Nucleus. The improved information and visibility we have already obtained from Order-to-Cash is well worth the growing pains we endured, and we are confident that all aspects of Project Nucleus will provide a significant payoff for the time and financial investment we have made in the project. While we wish we had implemented Project Nucleus years ago and realized the benefits earlier, the good news is we are now well on our way with the project, and have line of sight to the benefits that drive operating improvement.

All aspects of the operating efficiency initiatives are very important, and over the next two years we will be able to give a greater amount of attention and focus to the manufacturing, SKU rationalization, and G&A expense opportunities within our supply chain because of the improved visibility we have on these opportunities and their sizeable savings potential.

Our Team's Commitment to Strong Values

Our team is committed to the business goals of improving profit margins and returns on capital through the specific initiatives I've described in this letter; of equal importance is that our team pursues these business goals while displaying the values that we all expect. Our company's commitment to its code of ethics, governance policies, sound environmental practices, and charitable causes like fighting childhood hunger are items that collectively represent core values.

Straightforward Culture—SEC and Taxes

While we are committed to these strong values, we have not been perfect, as reflected in the pending SEC matter that we have talked about for several years. We have also made mistakes, as reflected in the recent restatement resulting from historical tax errors. In both cases, our team has proactively worked to address the underlying causes of these events. When we discovered the tax errors, our team took immediate steps to dig deeper, correct and communicate. We are committed to a corporate culture that fosters integrity, accountability and excellence.

SEC Matters

In May of 2001, we announced a restatement of historical financial results in connection with accounting and conduct matters at UAP, a business we have since sold. For several years we have been providing information to the SEC and working to resolve matters with the SEC. As of the third quarter of fiscal 2005, we had accrued $46 million as part of the process of settling and resolving these SEC matters. Although a settlement has not been finalized, we hope that it will be shortly, and look forward to putting this behind us. Additionally, in May of 2005, we resolved the shareholder class action litigation matters related to this situation as well.

Tax Restatement

In connection with work by our financial team, early in the fourth quarter we discovered that some historical tax amounts were incorrect. Tax amounts were understated in some years and overstated in others. The cumulative net impact of the resulting restatement adjustments was a $48 million reduction of stockholders' equity. The most significant impact arose from errors in the area of capital loss carryforwards, and in large part were connected to some of the businesses we acquired in the 80's and 90's, and then divested over the last few years. We disclosed the use of the tax carryforwards in fiscal year 2004 and the lower tax rate they produced. When we subsequently discovered the carryforwards were incorrect, we corrected the errors in our recent restatement. Some of the errors appear to be the result of good faith mistakes involving historical information, the source documents for which go back many years in some cases. Regardless, they were still errors so we closely scrutinized them.

Discovering and dealing with these issues has not been an easy task, but I commend our finance leadership on the straightforward way they handled and followed up on a very difficult and complicated matter. Upon discovering the errors, our finance team promptly notified the IRS and the SEC of the situation and informed them that appropriate corrections would be made in due course. Regardless of the cause, the errors were totally unacceptable. We have therefore made personnel and financial control improvements in the tax department.

As you have no doubt seen in the press, there were class action lawsuits filed against our company after we restated our historical results. These types of lawsuits are common when restatements occur. As a matter of policy, we do not comment beyond the basics on legal matters, other than to say they will be vigorously defended.

Corporate Governance. The company's board of directors has long been committed to solid governance practices. Several factors combined make for balanced and solid governance at ConAgra Foods, including a board with a majority of independent directors, appropriate independent committees that support board focus, board discussions that occur with and without management being present, the strong commitment of our directors and senior executives toward stock ownership, and other aspects you can read about on page 78.

I would like to point out some recent changes regarding our corporate governance policies. One such change is that in this year's proxy, we are recommending the declassification of our board structure; if our board is declassified, each director will eventually stand for reelection annually instead of serving a three-year term. As is the case with many companies, this change will be phased in over time. Another change we are recommending in this year's proxy is the repeal of the current supermajority voting provision requirement in the case of a business combination or large transaction with a significant shareholder; if changed, only a simple majority of shareholder votes, instead of a 75+ percent supermajority of shareholder votes, would be required to approve such a transaction. Our recommendations for both of these items demonstrate our practice to continually update and strengthen our governance practices.

Another governance change is also taking place. In 2002 we were pioneers of sorts with our insider trading policy. The rule put in place at that time was that our directors and executive officers could not sell company stock, regardless of how it was acquired, for any reason until they had left their executive position or the board for at least six months. While this received a lot of notice, few companies followed our example, and regulators have not suggested or required the adoption of anything similar. As a result, we are overly restrictive as compared with most public companies. We have since adopted stock ownership guidelines for officers, and we now have a policy permitting executive officers to sell company stock once a year if certain minimum ownership guidelines are met. Even with this change to our previous rule, our senior managers will still have a very strong commitment to the company's stock, as we still require those individuals to own ConAgra Foods stock worth a multiple of their annual salaries.

CEO Succession Plan

As most of you know, during the fiscal year I announced that I had asked the board of directors to initiate a search for my successor. Fiscal 2006 marks the beginning of my tenth year with the company. Formal succession planning and communication are simply good business and good governance. I asked the board to do this because my focus has been strategically repositioning the company, and that agenda is largely complete. ConAgra Foods is well-poised for a new and significant phase of execution and growth centered on marketing and operational excellence.

Regarding the tactical aspects of the search, the search is being headed by board member Steven Goldstone and he is utilizing Heidrick and Struggles, a premier international search firm that is frequently involved in senior executive searches for many large companies.

It has been a privilege to be associated with ConAgra Foods, and I thank all of our constituents for the opportunity to be part of this fine team. As I have said before, I know the people, the brands, the assets, and the potential, so I am convinced the best is ahead of us. The opportunities stemming from the important initiatives underway should make ConAgra Foods a much stronger and better company in the years ahead. I am sure that the person who succeeds me will find this company to be one of extraordinary opportunity, and will have the privilege of working with a talented team that is taking the initiative to realize this company's potential.



Bruce Rohde
Chairman and Chief Executive Officer

How We Measure Results.

ConAgra Foods' business plan is designed to deliver quality products and services to customers and consumers and long-term value to shareholders. We will continue to invest for growth and adjust our business mix to increase volume and net sales of branded and value-added products, expand profit margins, grow earnings and improve returns on invested capital. While many factors may influence earnings results in any given year, the company's goal is to achieve strong long-term performance.

Return on Invested Capital

One of the company's most important objectives is to provide an appropriate return on the capital invested in the business. Return on invested capital is primarily driven by two items: 1) return on shareholder equity and 2) the amount of debt capital utilized. For this reason, the company has specific return standards for shareholder equity as well as specific guidelines for debt levels.

Return on Shareholder Equity

As has been the standard for many years, one of ConAgra Foods' key financial objectives is to earn at least a 15 percent after-tax return on year-beginning common stockholders' equity in any given year. In fiscal 2005, return on shareholder equity was 13 percent. This was determined by dividing net income by year-beginning common stockholders' equity.

Debt Levels

Another key objective is to maintain a solid balance sheet that provides flexibility to pursue the company's growth objectives. As part of the company's goal for an appropriate return on invested capital, the company's objective is to have total net debt in the range of 50 percent of total capital at fiscal year-end. Debt-to-total-capital is the sum of short-term interest-bearing debt, long-term debt and subordinated debt, less cash on hand, divided by that sum plus year-end common stockholders' equity. The company on occasion has exceeded this debt-to-total-capital range for strategic purposes, such as acquisitions; in those situations, the company has shortly thereafter repaid debt to return to its targeted range. During fiscal 2005, the company reduced debt by nearly $1.2 billion; the net debt-to-total-capital ratio at the end of fiscal 2005 was 47 percent.[1]

Earnings

Fiscal 2005 diluted earnings per share were $1.23. The company has a long history of solid profits, and it targets strong EPS over the long term driven by growth opportunities. As we have consistently stated, there may be years when the company experiences strong year-over-year EPS growth and other years when it experiences more modest growth or even EPS declines. Given current economic information, the company considers annual percentage EPS growth from continuing operations likely to be in the mid-to-high-single-digit range over the next few years.



EARNINGS PER SHARE
$1.50
$1.40
$1.30
$1.20
1.25
1.45
1.44
1.53
1.23
01
02
03
04
05

Dividends

Dividends represent an important component of shareholder returns and have long been part of the company's capital allocation process. ConAgra Foods has long had a goal of paying out a significant portion of the cash it generates and has continuously delivered upon this goal. As of the end of fiscal 2005, the company had paid 118 consecutive quarterly dividends. ConAgra Foods plans to pay dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. Dividends paid for fiscal 2005 were $1.08 per share; the annualized dividend rate at fiscal year-end 2005 was $1.09 per share.



DIVIDENDS PAID
(in dollars per share)
$1.10
$1.00
$0.90
$0.80
0.88
0.93
0.98
1.03
1.08
01
02
03
04
05

Share Repurchase

Our objective is to appropriately balance the cash returned to shareholders through dividends and share repurchases with the cash reinvested in the business for profitable future growth. During fiscal 2004, the board of directors authorized the repurchase of up to $1 billion worth of the company's common stock. This share repurchase program reflects prudent deployment of capital as well as our commitment to create long-term value for shareholders. During fiscal 2004, the company repurchased $419 million worth of its own shares. During fiscal 2005, the company repurchased $181 million worth of its own shares, bringing the total dollar amount of repurchased shares to $600 million. The company continues to periodically review the appropriateness and timing with respect to the continuation of the share repurchase program.

[1] Debt-to-total-capital ratio is defined as total debt (current installments of long-term debt of $117.3 million, senior long-term debt of $3,949.1 million and subordinated debt of $400.0 million) less cash of $207.6 million, divided by total debt less cash plus total common stockholders' equity of $4,859.4 million.

ConAgra Foods, 2005

Retail

ConAgra Foods' Retail Products segment includes a strong portfolio of branded packaged food favorites, sold through various retail channels.

In 2005, processed meats faced challenges, but the balance of the retail products business—frozen and shelf-stable temperature classes—posted good operating profit growth.

PRINCIPAL ACTIVITIES

ConAgra Foods' Retail produces and markets branded products for retail customers. Product areas include shelf-stable canned and packaged foods, snacks, condiments and cooking products; processed prepared beef, pork, turkey, poultry, seafood and meat alternative products; table spreads, egg products and dessert toppings; and frozen entrees, side dishes and desserts.

RETAIL BRANDS

Andy Capp's,®* Banquet® Dessert Bakes,® Banquet® Homestyle Bakes,® Banquet® Crock-Pot Classics,™ Cook's,® Decker,® Del Maestro,® Dennison's,® Hershey's®* Portable Pudding, Inland Valley,® Jiffy Pop,® Jolly Rancher®* Gel Snacks, Kid Cuisine,® Life Choice,® Lightlife,® Lunch Makers,® MaMa Rosa's,® Marie Callender's,®* Move Over Butter,® Patio,® Penrose,® Ready Crisp,® Wolfgang Puck®*

RETAIL AND FOODSERVICE BRANDS

ACT II,® Angela Mia,® Armour,® Banquet,® Beanee Weenee,® Blue Bonnet,® Brown 'N Serve,™ Butterball,® Chef Boyardee,® Chun King,® County Line,® Crunch 'n Munch,® DAVID,® Eckrich,® Egg Beaters,® Fleischmann's,® Gebhardt,® Golden Cuisine,® Gulden's,® Hand Fulls,® Healthy Choice,® Hebrew National,® Hunt's,® Hunt's® Snack Pack,® Hunt's® Snack Pack® Squeez 'n Go® Pudding Tubes,™ Knott's Berry Farm,® La Choy,® Libby's,®* Louis Kemp,® Luck's,® Manwich,® Margherita,® Meridian,® Orville Redenbacher's,® PAM,® Parkay,® Pemmican,® Peter Pan,® Pogo,®** Ranch Style,® Reddi-wip,® Ro*Tel,® Rosarita,® Singleton,® Slim Jim,® Swiss Miss,® Swissrose,® Van Camp's,® Wesson,® Wolf®

Foodservice

ConAgra Foods' Foodservice Products segment comprises branded and customized food products consumed or prepared away from home. The product lines cover all key meal and menu categories, including breakfast, sandwich and lunch items, entrees, sides and appetizers, condiments and components, for sale to major foodservice operators and distributors.

While Foodservice also faced challenges in processed meats during 2005, the Specialty Potato Products business delivered another strong year.

PRINCIPAL ACTIVITIES

ConAgra Foodservice produces and markets branded products for foodservice and special-market customers. Items include shelf-stable canned and packaged foods, snacks, condiments and cooking products; processed prepared meats and seafood; table spreads, egg products and dessert toppings; frozen entrees and side dishes; potato and hand-held products; and pizza products.

FOODSERVICE BRANDS

Break O Morn,® Canola Quick,® CrissCut,® El eXtremo,® Ever-Fresh,® Fernando's,® Generation 7 Fries,® Holly Ridge Bakery,® J. Hungerford Smith,® Lamb Weston,® Lamb's Supreme,® Longmont,® LW Private Reserve,® MaxSnax,® MaxStix,® Move Over Butter,® Munchers,® Starz,® Stealth,® Stuffed Spud,™ Sweet Things,® Tantalizers,® Texas Signature Foods,™ The Max,® Twister®

Food Ingredients

ConAgra Foods' Ingredients segment includes branded and commodity food ingredients, including milled grain ingredients; dehydrated garlic, onion, capsicums (peppers) and vegetable ingredients, seasonings, flavors and blends.

Food Ingredients had a banner year in 2005, posting double-digit operating profit growth—on the strength of trading and merchandising activities in such areas as energy, grains, fertilizer and other input commodities, which capitalized on favorable market opportunities.

PRINCIPAL ACTIVITIES

Specialty Ingredients manufactures, markets and distributes a variety of milled grain and dehydrated ingredients, as well as seasoning blends and flavors, to food and beverage processors. The business segment also satisfies ConAgra Foods' own needs for these ingredients. Basic Ingredients manufactures and distributes a variety of basic inputs, such as wheat and edible beans, to food manufacturing companies, as well as grain and animal by-products to pet food and animal feed manufacturers.

PRODUCTS AND SERVICES

Specialty Ingredients products include wheat; oat and barley products; dehydrated, controlled moisture and fresh vegetable ingredients as well as flavors and seasoning blends, whole and ground spices.

Basic Ingredients products include grains, oilseeds, feed ingredients and edible beans. Its trading activities include livestock, natural gas, crude oil and refined products.

FOOD INGREDIENTS BRANDS

Armour,® ConAgra Mills,® Controlled Moisture™ Vegetables, GardenFrost,™ Gilroy Foods,™ J.M. Swank,™ Spicetec,™ Sustagrain,® and Ultragrain®

* Products used under license
** Canada only


Rosarita
Traditional









Creating consumer favorites, building brands and relationships, improving operations, moving products efficiently, and connecting it all with customers and consumers. Across the entire enterprise we are *taking the initiative* and advancing our comprehensive strategy to improve ConAgra Foods' performance.


Hunt's
Traditional


consumer

We're translating consumer insights into nutritious, on-trend products; we're following a consistent, disciplined process to build our portfolio of many of America's favorite brands. We're *taking the initiative* to create food people love and grow brands consumers prefer.



Tomato goodness, the easy way.

Hunt's tomato products: good for you and convenient, any way you slice or dice them.

Hunt's *Tomatoes*

Tomatoes are filled with nutrients such as vitamins C and B-complex, iron and potassium. This wonderful, bright-red fruit also is rich in lycopene, an antioxidant with many potential health benefits—and it's been shown that the body absorbs more lycopene from cooked or processed tomatoes than from fresh ones.[1]

This is where Hunt's comes in. For more than a century, the Hunt's name has been synonymous with tomatoes. One of America's leading ketchups, Hunt's also is the brand to trust in canned tomato products, from paste to whole tomatoes, from sliced to diced, offering a perfect combination of goodness and convenience. Hunt's helps make cooking from scratch simpler and creates great-tasting dishes everyone can enjoy.

The sweet spot between nutrition and convenience:

A great opportunity for ConAgra Foods.

Nutritious and easy. That's what many Americans want, and we provide a wide array of products that deliver. With new formulations, new products and new packaging, we're building our advantage.


Ultragrain

Ultragrain Whole-grain nutrition, with taste and texture comparable to refined flour products. ConAgra Food Ingredients' Ultragrain flour is making it easy for foods typically made with refined flour—breads, bagels, pasta, pizza dough, even pastries—to add the nutritional benefits of whole wheat with great taste.

egg beaters.

Egg Beaters If you love eggs, Egg Beaters are a great choice anytime. Low in fat, low in cholesterol and easy—with real-egg taste, because they *are* real eggs. In fact, we're leveraging Egg Beaters' brand-name recognition, health benefits, flavor choices and cooking convenience, which competes well with whole eggs.


Orville Redenbacher's

Orville Redenbacher's The U.S. government's new 2005 nutritional guidelines place more emphasis on whole grain in the diet, which is good news for ConAgra Foods. Few are as well positioned to help conscientious consumers choose whole grain. Case in point: Popcorn is an excellent whole-grain snacking alternative to cookies or crackers. Orville Redenbacher's Smart Pop! popcorn has zero grams of trans fat. And in 2005 we will launch Orville Redenbacher's new organic microwave popcorn, which gives Americans a snack with a winning combination: whole-grain and organic goodness with microwave convenience.

[1] Gartner C, Stahl W, Sies H: Am J Clin Nutr 1997 66:116-22.


You haven't had a
dog until you've h
ebrew National

Quality and taste add up to fierce consumer brand loyalty.

For more than a century, Hebrew National has been a symbol of quality, and word is spreading. Made from 100 percent kosher beef with no artificial colors, flavors or by-products, Hebrew National has delivered consistent, significant growth over the past few years. And surveys show that more people buy Hebrew National after a first try than any other hot dog brand.

Hebrew National celebrated its 100-year anniversary in 2005, kicking off the summer season with a relaunch of the brand's highly successful "You've never tasted a hot dog" ad campaign and introducing redesigned packaging. The new look updates the old one, underscoring Hebrew National's kosher quality and premium taste—and makes it easier to locate on the shelf.

Available at grocery stores, club stores, specialty food markets and delis nationwide, Hebrew National also is a fan favorite in 41 stadiums and arenas, including Wrigley Field, Yankee Stadium, Coors Field, Turner Field, MCI Arena, Seahawks Stadium, Arrowhead Stadium and New Orleans Superdome.


HEBREW NATIONAL

96%

Fact: ConAgra Foods brands are in 96% of U.S. households.


Chef BOYARDEE
BEEF
Ravioli

Chef is on a roll.

Chef Boyardee volume continues to grow The Chef is rolling, with continued volume growth capped by record share and net sales levels in 2005. The resurgent brand is a product that kids love to eat and moms feel good about serving. Our brand strategy expanded the competitive set from ready-to-eat pasta to convenient, fun foods. Implemented with improved, more compelling award-winning advertising, increased shelving and assortment, and more effective merchandising, the strategy is driving solid growth for the brand. Way to go, Chef!

UNIT SALES GROWTH


12.1%
6.5%
2004
2005



of Excellence:
new food
to make
better.

ConAgra Foods Centers of Excellence Chefs Catherine Proper and Matt Burton.

Getting better every day.

Our new Centers of Excellence are working with our brands and businesses to deliver great taste, nutrition and convenience.

In touch with consumer trends Last year ConAgra Foods brought together its more than 100 registered dietitians, chefs, home economists, engineers and other specialists—a tremendous pool of talent and expertise—into six Centers of Excellence. Housed in new, state-of-the-art facilities, R&D specialists focus on Nutrition, Protein Science, Sensory Insights, Processing, Packaging, and Culinary with a passion for innovation and continuous improvement.

A major focus in the Centers of Excellence is to keep abreast of changing consumer lifestyles and food preferences, as well as nutrition and culinary trends. We're building market leadership not just by developing entirely new products, but also by actively improving formulations and packaging of existing lines. For example, we are continuously reviewing our entire product line for nutritional value and identifying ways to improve. Nutritional improvement is more than simply a reductive process—not just decreasing sodium, sugar, fat and calories—in many cases we're boosting fiber and protein in ingredients and vegetable content in meals.

Meanwhile, we're continuously focusing on details—by improving label function with easier-to-follow instructions, by searching for new ways to ensure the highest levels of food safety. We're working at getting better in every way, every day.

Growing whole grain With America rediscovering the benefits of whole grain, we're working to increase the amount you can find in ConAgra Foods products. Our goal? Significant levels of whole grain in all applicable products.

Kid Cuisine®

Healthier Kid Cuisine, healthier kids We're continuously working on the Kid Cuisine product line to improve nutrition, meeting or exceeding new dietary guidelines. We made significant progress in 2005, reducing fat, cholesterol and sodium and providing a good source of whole grain and protein while enhancing the fun aspect of the food—without sacrificing the great taste kids and moms expect.

A proactive, ongoing, systematic focus is making all ConAgra Foods products more nutritious while providing great taste.





Fire-roasted and grilled vegetables: *Ready to eat, ready to go.*

In 2005 our Food Ingredients business introduced an exciting new product—Gilroy Foods ready-to-eat, fire-roasted and grilled vegetables. These on-trend products provide the food industry and other customers vegetable goodness without the hassles associated with stocking fresh vegetables, preparing them, then roasting or grilling. But the best thing? They taste great. It's another innovation from a customer-focused ingredients team, with 100% commitment.



Marie Callender's®

Prepared with care.

Marie Callender's has been growing from a West Coast brand to a strong national name, representing homemade goodness inspired by the warmth and comfort of grandma's cooking. Marie Callender's now is America's number-one selling brand of premium frozen dinners and pot pies.



THE MAX

Taking pizza to the Max.

More protein and fiber, less fat and sodium—and kids love it. Newly improved "The Max" pizza is just one example of how we're making school lunch better.



ConAgra Foodservice and ConAgra Food Ingredients: a winning collaboration
The Max pizza was already a success for ConAgra Foodservice, one of its most popular products for school cafeterias. As part of our overall strategy to improve the nutritional value and healthfulness of our brands, we looked to make a good thing even better.

Our Foodservice and Food Ingredients teams worked together to analyze every aspect of the product formulation, going through a process that resulted in increased protein and reduced fat, along with significantly lower sodium levels. We added Ultragrain, the innovative and proprietary whole-grain flour developed by ConAgra Food Ingredients, to increase fiber; then we focused on eliminating trans fats in the cheese.

The results are powerful. The Max with Ultragrain is lower in fat and sodium with 50 percent more fiber. And kids love it! With a choice of toppings, The Max is a top-selling product in school cafeterias, found in K–12 school lunch programs in all 50 states. We followed a similar process to improve the nutritional value of our Mexican burrito product, and we plan to continue exploring improvement opportunities across our other Foodservice product lines.



for the way
lives.

Have you noticed? America has less and less time to prepare high-quality, nutritious, satisfying foods. With hectic schedules making it tougher than ever for consumers to put a good meal on the table, ConAgra Foods R&D teams have been creating innovative packaging and formulations to meet evolving consumer lifestyles.

Fast and easy, the microwave oven is the method of choice for many. Our answer? Breakthroughs in R&D to enable more effective microwave cooking of larger portions. We introduced new microwaveable packaging for Chef Boyardee and Healthy Choice soup, as well as delicious new Banquet microwaveable pot pies, in 2005.

Meanwhile, Banquet continued to grow its frozen meals business with Banquet Crock-Pot Classics.[2] Already exceeding $100 million in annualized sales, this exciting product enables Americans, with just five minutes of preparation in the morning, to come home to the delicious aroma of dinner cooking.



Banquet
Crock-Pot
Classics
Kid Cuisine
Healthy Choice
Boyardee
Ravioli

Chef Boyardee in larger, microwaveable packages. Banquet Crock-Pot Classics. Healthy Choice microwaveable soup, and Kid Cuisine microwaveable meals. Fast and easy. Wholesome and delicious.



slim
jim

New pepperoni flavor spices up our Slim Jim line.

Slim Jim is an American snacktime favorite, the number-one meat stick snack in convenience stores. When quantitative research identified pepperoni as the top meat flavor among teen males, we wasted no time. We introduced new Slim Jim Pepperoni Flavored Meat Sticks and rolled them out nationally in the second half of 2005.



Hunt's
Snack Pack
pudding

It's different. It's better. And it's growing share. *Real milk* in Hunt's Snack Pack.

Kids love pudding. Moms love nutritional snacks for their kids. A label that promotes milk as the number-one ingredient on Hunt's Snack Pack pudding makes everybody happy. We're happy too—sales and share grew in 2005.

[2] Used under license from The Holmes Group Inc. or its subsidiary.


Orville
Redenbacher's



Building brands and relationships

We're executing thoughtful brand strategies in the marketplace, aligning ourselves with customers' businesses to build relationships and sales. We're *taking the initiative* to establish and deliver products and brands shoppers and diners won't do without.

Extra thin and extra fresh: *Butterball and Ziploc seal a deal.*

Bringing the deli home In 2005, we launched Butterball Extra Thin Sliced Turkey Breast in Ziploc® packaging—four great turkey flavors, sliced deli-thin, in an exclusive, reusable Ziploc "Snap 'n Seal" container that enhances convenience and keeps the meat fresher longer.



New!
BUTTERBALL
Extra Thin Sliced
TURKEY BREAST
OVEN ROASTED

Hunt's ketchup: *Pour it on thick.*

Our research tells us Americans love their ketchup thick. In fact, consumers increasingly rate thickness as a top criterion for the brand they choose. Hunt's newly reformulated ketchup is thicker and more flavorful than ever—and we're promoting it with our "Pour it on Thick" national advertising campaign.



TASTE AND BELIEVE
Hunt's
Tomato Ketchup



Let the fun out.
Reddi-wip

Ketchup and mustard. Beans and franks. Pudding and whipped topping. Each a match made for merchandising.

Some things just go together.

Hunt's ketchup with Gulden's mustard. Hebrew National hot dogs with Van Camp's beans. Reddi-wip with Hunt's Snack Pack or Swiss Miss pudding. So many of our brands are a natural match for cross-merchandising initiatives, and with our unified sales organization, we have the ability and tools to create and manage them to drive sales for our customers. Which creates another series of well-matched pairs: loyal consumers and ConAgra Foods brands; ConAgra Foods and happy customers; increased sales and profits.


GREEN
IS GOOD
HEALTHY CHOICE

Green is Good As in good-tasting. And good for you. That's Healthy Choice in a nutshell, an increasingly on-trend brand at a time when research shows many consumers moving back to more balanced meals. Our 2005 "Green is Good" platform plays on the brand's familiar green packaging to raise awareness and sales. A broad product line, delicious and healthful, and easy-to-make—c'mon, great-tasting, good-for-you food never really goes out of style.

Good and healthy.

From frozen meals and entrees, to packaged deli meats and bread, to soups and sauces, to ice cream, novelties and popcorn, anyone who has tried Healthy Choice knows what's good can also be good for you.


HEALTHY CHOICE
Chicken Noodle
HEALTHY CHOICE
Sweet Bourbon Steak
Cooked Beef Strips in Bourbon Sauce, Garlic Mashed Potatoes, Vegetables and Peach Dessert
BEEF
7g FAT 310 CALORIES
NET WT 12.3 OZ. (349g)
KEEP FROZEN; COOK THOROUGHLY
HEALTHY CHOICE
Premium Ice Cream Bars
6
2.5 FL OZ BARS 15 FL OZ (443 ml)
HEALTHY CHOICE
Deluxe Thin-Sliced
Turkey Breast


PAM is great for grilling and
we're making a name
with America's best grillers.

New PAM for grilling. PAM is the undisputed leader in cooking sprays. Easier, faster and lower in fat than many alternatives, PAM has significant brand power that extends to other cooking methods. PAM for Baking has already won awards for its performance in the oven. Our latest product takes PAM to new territory: the outdoor grill.

Specially formulated for no-stick at higher temperatures, PAM For Grilling makes food taste better and clean-up easier. To raise awareness of PAM's benefits in this popular summertime way to cook, we sponsored the "Battle of the Most PAMazing Grillers" in 2005—a coast-to-coast competition for bragging rights among the best grillers in America.

no. 1

Wal-Mart Frozen Vendor of of the Year 2005.

ConAgra Foods on the rise:

Our efforts are starting to show.

ConAgra Foods improved in several key rankings in 2005 and won a number of customer awards, which we think shows an improving perception of the company among customers for service and other performance measures. We improved in a number of Cannondale ratings; we were named Wal-Mart's Frozen Vendor of the Year, and received SUPERVALU's Top Manufacturer Sales Award. Our Foodservice business was recognized by a number of key operators across various foodservice segments. Meanwhile, ConAgra Foods' ranking increased among consumer food companies in the list of America's Most Admired Companies.

"Expect Success"

aligns everything in Foodservice with our customers.



Breakfast / Sandwich / Sides & Appetizers / Entrees / Condiments & Components

ConAgra Foodservice has quality products and great brands, with increasingly integrated and effective customer service and logistics capabilities. We have a solid knowledge of Foodservice customers' businesses and product breadth that creates unrivaled menu coverage. How to leverage these attributes to differentiate ourselves?

The answer is "Expect Success," a comprehensive strategy to build customer relationships by organizing our capabilities around menu categories. It's a clear articulation of ConAgra Foods' focus through the eyes of the customer: Breakfast (Armour, Egg Beaters), Sandwich (Armour, Butterball, Healthy Choice), Entrees (Butterball, Singleton, Fernando's), Condiments (Angela Mia, Hunt's, PAM) and Sides (Lamb Weston potatoes). This new approach aligns our breadth, scale and brand power with our customers' business success while giving us greater opportunities to cross-sell multiple menu categories. It's powerful. It's flexible. And we expect success.


ConAgra
Foodservice

Six Flags and ConAgra Foods: *Food, families and fun.*


Six Flags
It's playtime!™

Our new Six Flags sponsorship enhances retail brand visibility and builds on our already strong Foodservice presence where millions go to play.

Food, families and fun—a great combination for ConAgra Foods, now an official sponsor of Six Flags, the world's largest regional theme park company. With 28 U.S. theme parks that serve 34 of the nation's 50 largest metropolitan areas, Six Flags represents a tremendous opportunity to increase our visibility and generate consumer trial for our brands.

It's the most comprehensive sponsorship with a food company in Six Flags' 44-year history, a combination of exclusive Foodservice presence, ride- and venue-naming rights, and national and local promotional tie-ins. Six Flags and ConAgra Foods. It's going to be a great ride.





improving operations

We're focusing on the fundamentals in our manufacturing capabilities; we're executing a comprehensive strategy to implement better controls, install better systems and equipment, and achieve better use of capacity. We're *taking the initiative* to accelerate our progress toward a more efficient, integrated and productive enterprise.

Manufacturing opportunities.

We're in the midst of integrating operations and consolidating plants for improved efficiency and performance.



Standardizing, modernizing, optimizing.

Fiscal 2005 was a year of difficulties for a few of ConAgra Foods' manufacturing facilities, but it also was a year of important progress in our strategy to improve the fundamental efficiency and performance of our plants. We continued implementation of our Shop Floor Controls program, a standardized approach to assessing and improving operations in which teams of internal specialists work on a project basis to get results, one location at a time. These "Food Makers Teams" achieved significant, rapid improvements in efficiency and productivity at a number of facilities in 2005.

Also in 2005, we began the first wave of a plant optimization program to consolidate for scale and efficiency that will continue in 2006 and beyond. We are also consolidating for scale while modernizing plants and processes. The objective is to improve product quality, operational efficiency and yield control. There is much yet to do, but we're on the right path. We're determined to build upon what we have achieved thus far.



Less is more.

Focusing on higher-margin, higher-volume, higher-growth-potential products. During 2005, we began an aggressive SKU (stock keeping unit) rationalization program, with a goal of focusing on the more profitable, higher-selling items in our portfolio. We made good progress in the strategy, and the potential to positively impact our business is significant. Reducing the number of SKUs we have to manage simplifies business processes across the entire company, from order entry to inventory management to warehouses and distribution. As the program gains momentum, and as manufacturing plants become more efficient and consolidated, it has the potential to positively impact plant processes, improving uptime, working capital and, ultimately, margins.



Moving products efficiently

We're implementing an entirely new distribution model to reduce costs and better leverage our strengths. We're focused on improving both our performance and our customers' margins. We're *taking the initiative* to move our products to customers faster, more efficiently and more reliably.

Best-in-class logistics.

Delivering for customers by rail, intermodal and truck transportation.

ConAgra Foods state-of-the-art logistics network fulfills more than one million customer orders with more than a half-billion cases of products each year. By leveraging our integrated transportation, distribution and warehousing network, we're able to translate transportation efficiencies into higher levels of customer satisfaction—ConAgra Foods' on-time delivery against customer requests now surpasses the industry average.



- Dry facility
- Temperature controlled facility



New network nearly complete.

Our new mixing center network: integrated and strategically located for speed, efficiency and service. During fiscal 2006, we will complete our national network of integrated, state-of-the-art mixing centers. Organized by temperature class, the new network supports a unified sales approach, enabling us to consolidate and ship together multiple brands and products for improved customer service, lower overhead and reduced cycle times.



The goal:

Efficient load planning.

ConAgra Foods' new Transportation Management Center enables a more integrated view of transportation, helps us leverage the scale of the company and enhances the value we can provide customers. The center plans and manages warehousing requirements and transportation schedules, optimizing shipments from mixing centers to customer locations. Once complete, the center will enable better management of rail, intermodal and truck transportation with increased efficiencies and improved delivery performance at a lower cost.

Connecting it all with [illegible]ers and consumers

We're *taking the initiative* to connect marketing with sales, sales with operat[illegible] [illegible]nd everything with customers—a[illegible] connec[illegible] [illegible]roducts with more consumers, m[illegible]re pro[illegible]

Nucleus: the link to our customers.

Serving our customers the way they want to be served: one system, one order and one invoice.

During fiscal year 2005, we launched Nucleus (supported by SAP-R3[3]), our state-of-the-art information technology platform, to link and sync our customer relationships from the ordering process all the way through customer payments. The new system is improving service levels and efficiencies while providing further insights into improving operations. *Let the future begin.*

Better data, better service: *Nucleus enables both.*

A single information technology platform delivers powerful benefits to our customers and to ConAgra Foods.

One example is vendor number consolidation. Nucleus makes it possible for customers to reduce, in some cases, more than one hundred vendor numbers to one. This enables customers to use ConAgra Foods item numbers and eliminates the time-consuming process of mapping and matching vendor item numbers to their own.

Nucleus reduces complexity across the entire Order-to-Cash continuum, eliminating confusion, errors and costs for both ConAgra Foods and its customers. And because the system supports increased order size within temperature states, customers can include more products in a single order and invoice.

Nucleus puts everyone on the same system, enabling use of the same data the same way, linking key functions across the company and creating new opportunities for teamwork. That means better decisions—and better performance—to profitably support our customers' goals.



Customer service: *One team, one call does it all.*

Nucleus' unified order platform enables one customer service team to answer questions from order to payment, across all product types—with just one call. Nucleus makes "touch-free" processing (the ability to put an order in once and not touch it again) a growing reality.

[3] SAP is the world's leading provider of business software solutions, helping enterprises around the world improve customer relationships, enhance partner collaboration and efficiencies across supply chains and business operations.

Net Sales and Operating Profit by Segment

FOR THE FISCAL YEARS ENDED MAY	2005	2004	2003	2002	2001
Dollars in millions					
Retail Products					
Net Sales	$ 8,669.1	$ 8,434.1	$ 8,668.1	$ 8,718.6	$ 7,314.8
Percent of Total	59.5%	59.9%	52.4%	39.8%	34.1%
Operating Profit	$ 1,129.3	$ 1,218.0	$ 1,298.0	$ 1,226.3	$ 962.6
Percent of Total	67.6%	70.0%	68.6%	62.6%	54.7%
Foodservice Products					
Net Sales[4]	$ 3,227.3	$ 3,274.1	$ 3,192.4	$ 3,365.1	$ 3,786.3
Percent of Total	22.2%	23.3%	19.3%	15.3%	17.6%
Operating Profit[4]	$ 277.1	$ 324.6	$ 370.6	$ 355.5	$ 385.5
Percent of Total	16.6%	18.7%	19.6%	18.2%	21.9%
Food Ingredients					
Net Sales[3]	$ 2,670.5	$ 2,373.6	$ 2,204.4	$ 2,104.6	$ 2,107.4
Percent of Total	18.3%	16.8%	13.3%	9.6%	9.8%
Operating Profit[3]	$ 263.1	$ 196.6	$ 125.1	$ 188.8	$ 233.6
Percent of Total	15.8%	11.3%	6.6%	9.6%	13.3%
Meat Processing					
Net Sales[2]	—	—	$ 2,468.7	$ 7,733.4	$ 8,259.9
Percent of Total	—	—	15.0%	35.3%	38.5%
Operating Profit[2]	—	—	$ 99.4	$ 187.8	$ 178.5
Percent of Total	—	—	5.2%	9.6%	10.1%
Total[2,3,4]					
Net Sales	$ 14,566.9	$ 14,081.8	$ 16,533.6	$ 21,921.7	$21,468.4
Operating Profit[1]	1,669.5	1,739.2	1,893.1	1,958.4	1,760.2
General corporate expense	402.2	351.9	406.8	272.7	220.6
Gain on sale of Pilgrim's Pride Corporation common stock	185.7	—	—	—	—
Goodwill amortization	—	—	—	106.0	91.2
Interest expense, net	295.0	274.9	274.7	393.6	417.1
Income from continuing operations before income taxes, equity method investment earnings (loss) and cumulative effect of changes in accounting	$ 1,158.0	$ 1,112.4	$ 1,211.6	$ 1,186.1	$ 1,031.3

1 Operating profit is defined as income from continuing operations before income taxes, equity method investment earnings (loss) and cumulative effect of changes in accounting, less interest expense, net, goodwill amortization, general corporate expense and gain on sale of Pilgrim's Pride Corporation common stock. Management believes such amounts are not directly associated with segment performance results for the period. Management believes the presentation of total operating profit for segments facilitates period-to-period comparison of results of segment operations.

2 Amounts exclude results of discontinued chicken business. During fiscal 2003, the company divested its fresh beef and pork business.

3 Amounts exclude results of discontinued Spanish feed and Portuguese poultry businesses.

4 Amounts exclude results of discontinued specialty meats foodservice business.

Selected Financial Data

FOR THE FISCAL YEARS ENDED MAY	2005	2004	2003[1]	2002	2001
Dollars in millions, except per share amounts					
Net sales[2]	$ 14,566.9	$ 14,081.8	$ 16,533.6	$ 21,921.7	$ 21,468.4
Income from continuing operations before cumulative effect of changes in accounting[2]	$ 663.1	$ 727.1	$ 812.1	$ 745.7	$ 659.5
Net income	$ 641.5	$ 811.3	$ 763.8	$ 771.7	$ 641.8
Basic earnings per share:					
Income from continuing operations before cumulative effect of changes in accounting[2]	$ 1.28	$ 1.38	$ 1.53	$ 1.40	$ 1.29
Net income	$ 1.24	$ 1.54	$ 1.44	$ 1.45	$ 1.25
Diluted earnings per share:					
Income from continuing operations before cumulative effect of changes in accounting[2]	$ 1.27	$ 1.37	$ 1.53	$ 1.40	$ 1.29
Net income	$ 1.23	$ 1.53	$ 1.44	$ 1.45	$ 1.25
Cash dividends declared per share of common stock	$ 1.0775	$ 1.0275	$ 0.9775	$ 0.9300	$ 0.8785
At Year-End					
Total assets	$ 12,791.7	$ 14,222.2	$ 15,118.7	$ 15,568.7	$ 16,480.8
Senior long-term debt (noncurrent)[2,3]	$ 3,949.1	$ 4,878.4	$ 4,632.2	$ 4,973.7	$ 3,340.9
Subordinated long-term debt (noncurrent)	$ 400.0	$ 402.3	$ 763.0	$ 752.1	$ 750.0
Preferred securities of subsidiary company[3]	$ —	$ —	$ 175.0	$ 175.0	$ 525.0

1 During fiscal 2003, the company divested its fresh beef and pork business (see Note 2 to the consolidated financial statements).

2 Amounts exclude the impact of discontinued operations of the Agricultural Products segment, the chicken business, the feed businesses in Spain, the poultry business in Portugal and the specialty meats foodservice business.

3 2004 amounts reflect the adoption of FIN 46R, *Consolidation of Variable Interest Entities*, which resulted in increasing long-term debt by $419 million, increasing other noncurrent liabilities by $25 million, increasing property, plant and equipment by $221 million, increasing other assets by $46 million and decreasing preferred securities of subsidiary company by $175 million.

Management's Discussion and Analysis

The following discussion and analysis is intended to provide a summary of significant factors relevant to the company's financial performance and condition. The discussion should be read together with the company's financial statements and related notes beginning on page 53. Results for the fiscal year ended May 29, 2005 are not necessarily indicative of results that may be attained in the future.

Executive Overview

ConAgra Foods is one of North America's largest packaged food companies, serving grocery retailers, restaurants and other foodservice establishments, as well as food processors. Popular ConAgra Foods consumer brands include: ACT II, Armour, Banquet, Blue Bonnet, Brown 'N Serve, Butterball, Chef Boyardee, Cook's, Crunch 'n Munch, DAVID, Decker, Eckrich, Egg Beaters, Fleischmann's, Gulden's, Healthy Choice, Hebrew National, Hunt's, Kid Cuisine, Knott's Berry Farm, La Choy, Lamb Weston, Libby's, Lightlife, Louis Kemp, Lunch Makers, MaMa Rosa's, Manwich, Marie Callender's, Orville Redenbacher's, PAM, Parkay, Pemmican, Peter Pan, Reddi-wip, Rosarita, Ro*Tel, Slim Jim, Snack Pack, Swiss Miss, Van Camp's, Wesson, Wolf and many others.

Fiscal 2005 diluted earnings per share were $1.23, with $1.27 from continuing operations and a $0.04 loss from discontinued operations. Fiscal 2004 diluted earnings per share were $1.53, with continuing operations contributing $1.37, discontinued operations contributing $0.18, and a change in accounting resulting in a loss of $0.02. Several items affect the comparability of results of continuing operations, as discussed in "Other Significant Items of Note," below.

Multi-Year Marketing, Operating and Business Process Improvement Initiatives

ConAgra Foods is focused on sales and marketing, operating, and business process improvement initiatives that are key to profitable future growth and stronger returns on capital.

Sales and Marketing Initiatives: Growing volumes and improving product mix is essential to long-term success, and requires the company to develop its brands, enhance customer service, find new customers, and go to market with new products that are responsive to consumer preference.

The company is currently implementing fact-based analytical methods for assessing the potential of its brands and products in a disciplined process. This is designed to bring a consistency to the marketing function across retail, foodservice, and ingredients operations. These methods address the fundamentals of the products we sell - taste profile, packaging, product quality, and nutritional statistics - and also help design appropriate consumer communication through advertising and promotion campaigns, store merchandising programs, and appropriate price points.

Operating Initiatives: The company is striving to achieve cost savings by integrating and upgrading the supply chain. The primary areas of emphasis are purchasing, logistics, manufacturing, and the reduction of SKUs (stock keeping units, or individual products).

Purchasing: The company is in the process of consolidating the purchasing activity for major inputs to more effectively and efficiently purchase inputs used across its segments.

Logistics: The company is transitioning from a network of several hundred warehouses across the country to a network defined by 14 mixing centers that will support retail and foodservice operations in strategic locations. This new structure is intended to better utilize truckload shipments and optimize warehouse investment, while also reducing working capital as excess inventory quantities are eliminated.

Manufacturing: The company has been developing plans to consolidate manufacturing facilities, under which inefficient plants will most likely be closed and sold over time. The company expects savings to come from rationalizing plants, and thereby increasing capacity utilization, as well as from implementing best practices relating to overall efficiency throughout all plants.

SKU Rationalization: The company has reduced low-volume, low-margin SKUs over the past few quarters, and plans to continue to do this more aggressively over the next 2-3 years. SKU reduction is expected to reduce complexity and save money throughout the entire supply chain, and also result in an increased focus on the SKUs that have higher profit potential.

General and Administrative Expense and Headcount Reduction: The company is pursuing specific plans for reductions in its anticipated SG&A (selling, general and administrative) cost structure, and those plans include salaried headcount reduction. The reduction of several hundred salaried personnel will be completed by the end of the first quarter in fiscal 2006; those headcount reductions, along with other SG&A expense reduction programs, are expected to save more than $100 million annually once the programs are completed.

Business Process Improvement Initiatives: The company is currently changing its business processes and implementing new information systems so that it has improved connections between the manufacturing, marketing, sales, logistics, customer service and accounting functions. The new processes are intended to improve operating efficiency and relationships with customers and vendors. This is being done through *Project Nucleus*, which integrates the new information technology platforms and allows the company to better manage important areas such as trade merchandising programs, order management, inventory management, customer payment and collections, and logistics.

Packaged Meats

The company's packaged meats operations in the retail and foodservice segments posted weak results in fiscal 2005, resulting primarily from higher input costs and ineffective pricing actions that did not recover the increased costs. The company anticipated aggressive pricing actions scheduled during the second half of fiscal 2005 to improve results, however, those pricing actions were not executed effectively. Also, manufacturing challenges resulting from the installation of new equipment, consolidation of plant location and transfer of production across plant locations resulted in the disruption of the company's ability to fill customer orders for certain products, primarily in the third quarter of fiscal 2005. Fiscal 2005 packaged meats operating profits decreased by approximately $150 million as compared to fiscal 2004. The company has made several changes within the packaged meats operations, including changes to strengthen leadership, and expects these changes, along with better pricing management, aggressive cost-savings initiatives and SKU reduction to improve the packaged meats operations over time.

Cost Reduction Efforts

In fiscal 2004, the company identified specific operating efficiency initiatives as part of an effort to improve the company's cost structure, margins and competitive position. As a result of these specific initiatives, the company recognized incremental expenses of $21 million and $62 million during fiscal 2005 and 2004, respectively. The company does not anticipate additional costs associated with these initiatives.

In addition, the company undertook in fiscal 2005 the general and administrative and headcount reductions described above. The company recognized $43 million of severance expense during fiscal 2005 and does not anticipate significant additional costs in fiscal 2006 related to the headcount reduction. The company created and funded a Voluntary Employee's Beneficiary Trust ("VEBA") for the purpose of funding benefit payments to participants in the company's postretirement benefit plans and severance payments to employees terminated under the company's salaried headcount reduction. The company contributed $75 million to the VEBA in May 2005.

Divestitures

During fiscal 2005, the company substantially completed the repositioning of its portfolio to focus on higher-margin, branded and value-added businesses through additional divestitures. Current year dispositions included the company's:

- international crop inputs businesses ("UAP International"),
- minority equity investment in Swift Foods and cattle feeding assets,
- specialty meats foodservice business, and
- Portuguese poultry business.

These divestitures, combined with prior years' divestitures of the company's chicken business, U.S. and Canadian crop inputs businesses of United Agri Products ("UAP North America"), Spanish feed business, fresh beef and pork operations, canned seafood operations and cheese operations, substantially completed the multi-year program aimed at divesting the company's non-core businesses. The results of operations of the chicken business, UAP North America, UAP International, the Spanish feed business and Portuguese poultry business, and the specialty meats foodservice business are reflected in discontinued operations for all periods presented. Beginning September 24, 2004, the results of operations of the cattle feeding business are presented in discontinued operations.

Capital Allocation

During fiscal 2005, the company reduced its debt by almost $1.2 billion, reducing its debt to total capital ratio from 54% in fiscal 2004 to 48% in fiscal 2005 (total capital is defined as debt plus common stockholders' equity). Included in fiscal 2005 results is a $22 million loss, reflected in selling, general and administrative expense, from the early retirement of certain debt. In addition, as part of the company's previously announced $1 billion share repurchase program, the company repurchased approximately 7 million shares at a total cost of $181 million. In fiscal 2004, the company repurchased 15 million shares at a total cost of $419 million. The company continues to assess its allocation of capital and periodically reviews the appropriateness and timing with respect to the continuation of the share repurchase program. The company paid dividends of $550 million and $537 million in fiscal 2005 and 2004, respectively.

Inflation

During fiscal 2005 and 2004, the company's commodity and other input costs, on average, were higher than those in prior years, resulting in higher costs of goods sold. For fiscal 2005 and 2004, inflation resulted in increased operating costs of more than $400 million and more than $350 million, respectively. The company was able to recover a portion of these increased costs through increased pricing and operational savings, but gross margins declined in fiscal 2005, particularly in the packaged meats operations.

Other Significant Items of Note

The prior year included 53 weeks of operations while the current year includes 52 weeks as a result of the company's year-end being the last Sunday of May. The estimated impact on the company's results of operations due to the extra week in fiscal 2004 was additional net sales of approximately $281 million and additional segment operating profit of approximately $41 million. During fiscal 2005, the company recognized:

- two equity method investment impairment charges totaling $71 million, $66 million after tax,
- a charge of $21.5 million in connection with the expected settlement with the Securities and Exchange Commission ("SEC"),
- a benefit of $17 million for legal settlements in the Retail Products segment,
- asset impairment charges totaling $25 million, $15 million after tax, relating to a Retail Products brand impairment as well as an impairment associated with a plant closure in the company's Food Ingredients segment,
- the uninsured portion of a casualty loss of $10 million, $6 million after tax, resulting from a fire at an insured Foodservice Products processing facility, and
- a pre-tax gain of approximately $186 million from the sale of ten million shares of Pilgrim's Pride Corporation common stock in December 2004.

Opportunities and Challenges

The company believes that its sales and marketing and operating initiatives will favorably influence future profits, profit margins and returns on capital. Because of the scope of change underway, there is risk in successfully implementing these broad change initiatives.

As described above, the company has made several changes to its retail and foodservice packaged meats businesses. The company expects these changes to improve the profitability of these operations over time. However, competitive pressures, input costs and the execution of the operational changes, among other factors, will affect the future profitability of these operations and the timing of any profit recovery.

The company is facing increased costs for many of its significant raw materials, packaging and energy inputs. When appropriate, the company uses long-term purchase contracts, futures and options to reduce the volatility of these costs. The company has also recently implemented sales price increases for certain products and will continue to evaluate further price increases based on raw material cost trends, expected impact on sales volumes and other factors.

Changing consumer preferences may impact sales of certain of the company's products. The company offers a variety of food products which appeal to a range of consumer preferences and utilizes innovation and marketing programs to develop products that fit with changing consumer trends. As part of these programs, the company introduces new products and product extensions.

Consolidation of many of the company's customers continues to result in increased buying power, negotiating strength and complex service requirements for those customers. This trend, which is expected to continue, may negatively impact gross margins, particularly in the Retail Products segment. In order to effectively respond to this customer consolidation, during fiscal 2004 the company consolidated its sales force to more efficiently service its customers. In fiscal 2003, the company's retail customer service centers were consolidated into one specialized facility to service all retail channel customers. The company continues to streamline its distribution network in order to reduce costs and increase its responsiveness to customer needs.

Restatement and Internal Control Remediation Matters

During the third and fourth quarters of fiscal 2005, the company conducted reviews that led to the discovery of errors related to accounting for income taxes in previously reported amounts. To correct the errors discovered, the company restated financial statements for the periods covered in its Form 10-K for the fiscal year ended May 30, 2004 and the Forms 10-Q for the first two quarters of fiscal 2005. The company has evaluated the effectiveness of its internal control over accounting for income taxes as of May 29, 2005, and has determined that the accounting errors referenced above and the potential for additional misstatements indicate a material weakness in internal control over accounting for income taxes. Progress has been made in implementing management's plans to remediate the material weakness, including reorganization of the tax department, hiring of a new Vice President of Tax and other tax and tax accounting professionals, design of enhanced control processes over accounting for income taxes, implementation of certain enhanced control processes over accounting for income taxes, including general ledger account reconciliation processes, implementation of dual review procedures, and engagement of third party tax specialists to provide additional quality assurance. The company will continue implementing management's remediation plans and will monitor the improvements in the controls over accounting for income taxes to ensure remediation of the material weakness.

Segment Review

The company's operations are organized into three reporting segments: Retail Products, Foodservice Products and Food Ingredients. The Retail Products reporting segment includes branded foods which are sold in various retail channels and includes frozen, refrigerated and shelf-stable temperature classes. The Foodservice Products reporting segment includes branded and customized food products, including meals, entrees, prepared potatoes, meats, seafood, sauces and a variety of custom-manufactured culinary products packaged for sale to restaurants and other foodservice establishments. The Food Ingredients reporting segment includes both branded and commodity food ingredients, including milled grain ingredients, seasonings, blends and flavorings, which are sold to food processors, as well as certain commodity trading and merchandising operations.

2005 vs. 2004

NET SALES

($ in millions)

Reporting Segment	FISCAL 2005 NET SALES	FISCAL 2004 NET SALES	% INCREASE/ (DECREASE)
Retail Products	$ 8,669	$ 8,434	3%
Foodservice Products	3,227	3,274	(1)%
Food Ingredients	2,671	2,374	13%
Total	$14,567	$14,082	3%

Overall company net sales increased $485 million to $14.6 billion, primarily reflecting favorable results in the Food Ingredients segment and a 2% sales volume increase in the Retail Products segment. Fiscal 2004 results include an estimated $281 million of incremental net sales due to the inclusion of an additional week of operations. The company believes that its sales and marketing initiatives (discussed in the "Executive Overview") continue to favorably influence brand growth.

Retail Products net sales increased $235 million for the year to $8.7 billion. Fiscal 2004 results include an estimated $165 million of incremental net sales due to the inclusion of an additional week of operations. Sales volume grew by 2% in fiscal 2005, led by gains in certain key frozen food brands. Sales of the company's top thirty brands, which represent approximately 80% of total segment sales, grew 4% as a group, as sales of some of the company's most significant brands, including Banquet, Chef Boyardee, Marie Callender's, Armour, ACT II, Kid Cuisine, Libby's, Blue Bonnet, PAM, Parkay, Egg Beaters, Swiss Miss, Snack Pack, Hunt's, Cook's, Eckrich and Manwich, grew in fiscal 2005, despite the additional week included in results for fiscal 2004. Major brands posting sales declines for the year included Healthy Choice, Butterball, Slim Jim, Hebrew National, LaChoy and County Line. Although the sales and marketing initiatives previously discussed have positively impacted the Retail Products segment net sales for the year, manufacturing challenges resulting from installation of new equipment, consolidation of plant locations and transfer of production across plant locations, and temporary disruptions from the implementation of *Project Nucleus*, the company's information-based business process initiative, resulted in the disruption of the company's ability to fill customer orders for certain products, primarily in the third quarter of fiscal 2005.

Net sales in the Foodservice Products segment were $3.2 billion, a decrease of $47 million. Fiscal 2004 results include an estimated $61 million of incremental net sales due to the inclusion of an additional week of operations and $28 million of sales from a business the company divested in fiscal 2004. Sales of specialty potato products increased due to strong volumes during fiscal 2005. However, these increases were more than offset by decreased sales volumes in the culinary and seafood product lines, resulting from manufacturing challenges similar to those discussed in the Retail Products segment discussion, above, as well as the impact of tariffs and related competitive impacts on the seafood product lines.

Food Ingredients net sales increased $297 million to $2.7 billion. Fiscal 2004 results include an estimated $55 million of incremental net sales due to the inclusion of an additional week of operations. The increase in sales was primarily driven by the growth in trading and merchandising operations, as well as the inclusion of sales to United Agri Products, Inc. and Pilgrim's Pride Corporation subsequent to the company's divestitures of UAP North America and the chicken business in the third quarter of fiscal 2004.

GROSS PROFIT

(Net sales less cost of goods sold)

($ in millions)

Reporting Segment	FISCAL 2005 GROSS PROFIT	FISCAL 2004 GROSS PROFIT	% INCREASE/ (DECREASE)
Retail Products	$ 2,159	$ 2,289	(6)%
Foodservice Products	517	569	(9)%
Food Ingredients	426	348	22 %
Total	$3,102	$3,206	(3)%

The company's gross profit for fiscal 2005 was $3.1 billion, a decrease of $104 million, or 3%, from the prior year. Fiscal 2004 results include an estimated $60 million of incremental gross profit due to the inclusion of an additional week of operations. Gross profit was reduced by $17 million and $34 million in fiscal 2005 and 2004, respectively, due to costs incurred to implement the company's operational efficiency initiatives. Gross profits were negatively impacted by increased input costs, primarily in the packaged meats operations, coupled with ineffective pricing that did not recover the increased costs.

Retail Products gross profit for fiscal 2005 was $2.2 billion, a decrease of $130 million from fiscal 2004. Fiscal 2004 results include an estimated $42 million of incremental gross profit due to the inclusion of an additional week of operations. Costs of implementing the company's operational efficiency initiatives reduced gross profit by $13 million and $20 million in fiscal 2005 and 2004, respectively. Increased sales volume of 2% was more than offset by the impact of the increased input costs and ineffective product pricing, particularly in the retail packaged meats operations. The costs of installation of new equipment, consolidation of plant locations and transfer of production across plant locations also negatively impacted gross profit in fiscal 2005.

Foodservice Products gross profit for fiscal 2005 was $517 million, a decrease of $52 million over the prior fiscal year. Fiscal 2004 results include an estimated $11 million of incremental gross profit due to the inclusion of an additional week of operations. Costs of implementing the company's operational efficiency initiatives reduced gross profit by $4 million and $13 million in fiscal 2005 and 2004, respectively. Improved gross profit in the company's specialty potato products, due to increased sales volumes, was more than offset by increased input costs in the foodservice packaged meats operations, reduced sales volumes and margins in the seafood operations and unfavorable production costs associated with a planned plant consolidation.

The Food Ingredients segment generated gross profit of $426 million in fiscal 2005, an increase of $78 million over the prior fiscal year. Fiscal 2004 results include an estimated $7 million of incremental gross profit due to the inclusion of an additional week of operations. Improvements in gross profit are due to favorable market conditions in the company's commodity trading (including petroleum-based products) and fertilizer merchandising operations. The company does not expect to achieve this level of gross profits in its trading and merchandising operations in fiscal 2006. A difficult cost environment and competitive conditions continued to negatively impact the performance of dehydrated onion, garlic, capsicums, and vegetable-based food ingredients.

Reporting Segment	FISCAL 2005 GROSS MARGIN	FISCAL 2004 GROSS MARGIN
Retail Products	25%	27%
Foodservice Products	16%	17%
Food Ingredients	16%	15%
Total	21%	23%

The company's gross margin (gross profit as a percentage of net sales) for fiscal 2005 decreased two percentage points as compared to fiscal 2004, which reflects the impact of higher input costs, combined with ineffective product pricing, principally in the packaged meats operations. The costs of installation of new equipment, consolidation of plant locations and transfer of production across plant locations, combined with the resulting disruption of the company's ability to fill customer orders for certain higher-margin products in the third quarter of fiscal 2005, also contributed to the reduced gross margin.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, INCLUDES GENERAL CORPORATE EXPENSE ("SG&A")

SG&A expenses totaled $1.8 billion in both fiscal 2005 and 2004. Fiscal 2004 results include an estimated $34 million in SG&A expense for the inclusion of an additional week of operations. Costs of implementing the company's operational efficiency initiatives increased SG&A expenses by $4 million and $27 million in fiscal 2005 and 2004, respectively. The company spent significantly less on advertising and promotion in fiscal 2005 than in the prior year. This reduction was more than offset by increased trade spending, which is reflected as a reduction of net sales. The company also incurred lower incentive compensation expense in fiscal 2005 than in the prior year. Included in fiscal 2005 SG&A expenses are:

- charges for an impairment of a facility of $15 million in the Food Ingredients segment,
- a charge of $22 million on the early redemption of $600 million of 7.5% senior debt,
- a charge of $21.5 million in connection with matters related to an ongoing SEC investigation,
- a $10 million charge to reflect an impairment of a brand within the Retail Products segment,
- a benefit of $17 million for legal settlements in the Retail Products segment,
- a fire loss at a Foodservice Products plant of $10 million, and
- a charge of $43 million for severance expense in connection with the company's salaried headcount reduction actions.

The results for fiscal 2004 include $25 million of litigation expense related to a former choline chloride joint venture with E.I. du Pont de Nemours and Co. that was sold in 1997, partially offset by a gain of $21 million recognized upon the sale of the company's cost-method investment in a venture. In fiscal 2004, the company established reserves of $25 million in connection with matters related to an SEC investigation (see "Legal Matters" discussion).

Advertising and promotion expense was $344 million in fiscal 2005, below the $406 million spent in the prior year. The decline reflects the company's continued implementation of disciplined analyses to evaluate marketing investments as well as overall cost control. The company's marketing activities also include more than $2 billion spent with customers in the form of trade merchandising and trade promotions. Those amounts are reflected as a reduction of net sales in the company's consolidated statements of earnings.

OPERATING PROFIT

(Earnings before general corporate expense, interest expense, net, gain on the sale of Pilgrim's Pride Corporation common stock, income taxes and equity method investment earnings)

($ in millions)

Reporting Segment	FISCAL 2005 OPERATING PROFIT	FISCAL 2004 OPERATING PROFIT	% INCREASE/ (DECREASE)
Retail Products	$1,129	$1,218	(7)%
Foodservice Products	277	325	(15)%
Food Ingredients	263	197	34%

Retail Products operating profit decreased $89 million for the fiscal year to $1.1 billion. Fiscal 2004 results include an estimated $28 million of incremental operating profit due to the inclusion of an additional week of operations. Costs of implementing the company's operational efficiency initiatives reduced operating profit by $15 million and $25 million in fiscal 2005 and 2004, respectively. Fiscal 2005 results reflect a $24 million charge in relation to the company's salaried headcount reduction, a benefit of $17 million for favorable legal settlements, and a $10 million charge for an impairment of a brand and related assets. The remaining decline in operating profit is reflective of reduced gross profit, as discussed above, partially offset by reduced expenditures for advertising and promotion.

Foodservice Products operating profit declined $48 million to $277 million. Fiscal 2004 results include an estimated $7 million of incremental operating profit due to the inclusion of an additional week of operations. Costs of implementing the company's operational efficiency initiatives reduced operating profit by $6 million and $29 million in fiscal 2005 and 2004, respectively. Fiscal 2005 results include a $10 million charge for a fire loss at a Canadian production facility and a $4 million charge in connection with the company's salaried headcount reduction. The remaining decrease in operating profit is due to decreased gross profit, as previously discussed.

Food Ingredients operating profit increased $66 million to $263 million, primarily reflecting improved gross profits, as discussed above. Fiscal 2004 results include an estimated $7 million of incremental operating profit due to the inclusion of an additional week of operations. Costs of implementing the company's operational efficiency initiatives reduced operating profit by $1 million and $8 million in fiscal 2005 and fiscal 2004, respectively. Fiscal 2005 results include a $15 million charge for the impairment of a facility and a $4 million charge in connection with the company's salaried headcount reduction. The commodity trading and merchandising component of the Food Ingredients segment contributed $186 million and $99 million to operating profit for fiscal 2005 and 2004, respectively.

INTEREST EXPENSE, NET

In fiscal 2005, net interest expense was $295 million, an increase of $20 million, or 7%, over the prior fiscal year. Increased interest expense reflects a reduced benefit from the interest rate swap agreements terminated in the second quarter of fiscal 2004. These interest rate swap agreements were previously put in place as a strategy to hedge interest costs associated with long-term debt and were closed out in fiscal 2004 in order to lock-in existing favorable interest rates. For financial statement purposes, the benefit associated with the termination of the interest rate swap agreements continues to be recognized over the term of the debt instruments originally hedged. As a result, the company's net interest expense was reduced by $41 million during fiscal 2005 and $76 million during fiscal 2004. In addition, during the second quarter of fiscal 2005, the company recognized approximately $14 million of additional interest expense associated with a previously terminated interest rate swap. The company had previously deferred this amount in accumulated other comprehensive income as the interest rate swap was being used to hedge the interest payments associated with the forecasted issuance of debt. During the second quarter, the company determined it was no longer probable such debt would be issued and immediately recognized the entire deferred amount within interest expense. The company also earned less interest income in fiscal 2005 due to the transaction with Swift

Foods in the second quarter of fiscal 2005 in which the company took control and ownership of the net assets of the cattle feeding business, thereby terminating the line of credit provided by the company to Swift Foods. These factors have been partially offset by the company's retirement of nearly $1.2 billion of debt during fiscal 2005.

GAIN ON SALE OF PILGRIM'S PRIDE CORPORATION COMMON STOCK

During fiscal 2005, the company sold ten million shares of Pilgrim's Pride Corporation common stock for $283 million, resulting in a pre-tax gain of approximately $186 million.

EQUITY METHOD INVESTMENT EARNINGS (LOSS)

Equity method investment earnings (loss) decreased to a $25 million loss in fiscal 2005 as compared to earnings of $44 million in fiscal 2004. During fiscal 2005, the company determined that the carrying value of its investments in two unrelated joint ventures were other than temporarily impaired and, therefore, recognized pre-tax impairment charges totaling $71 million ($66 million after tax). The extent of the impairments was determined based upon the company's assessment of the recoverability of its investments, including an assessment of the investees' ability to sustain earnings which would justify the carrying amount of the investments. In September 2004, the company sold its minority interest equity investment in Swift Foods. Prior year results include approximately $16 million from the company's investment in that joint venture. Income from the company's other equity method investments, which include potato processing and grain merchandising businesses, did not substantially change from their fiscal 2004 amounts.

RESULTS OF DISCONTINUED OPERATIONS

Loss from discontinued operations was $22 million, net of tax, in fiscal 2005. In fiscal 2004, the company recognized income from discontinued operations of $97 million, net of tax. The year-over-year change primarily resulted from:

- fiscal 2005 net pre-tax losses of approximately $52 million related to the disposal of the remaining assets of UAP International and a specialty meats facility, and the impairment of the remaining assets of the specialty meats business, partially offset by a $19 million pre-tax gain on the sale of the cattle feeding business,
- fiscal 2004 pre-tax impairment charges of $27 million recognized to write-down the long-lived assets of the UAP International and Portuguese poultry operations to net realizable value,
- net pre-tax income of $51 million recognized on the sales of the chicken business, UAP North America and the Spanish feed business in fiscal 2004, and
- profitable operations at the chicken business and UAP North America during the six-month period of fiscal 2004 prior to the divestitures, versus net operating losses incurred at the UAP International, cattle feeding and specialty meats businesses in fiscal 2005.

The company's UAP North America and UAP International operations had a fiscal year-end of February, while the company's consolidated year-end is May. Historically, the results of UAP North America and UAP International have been reflected in the company's consolidated results on a three-month "lag" (e.g., UAP's results for December through February are included in the company's consolidated results for the period March through May). Due to the disposition of UAP North America in November 2003, a $24 million net-of-tax loss, representing the results for the three months ending November 2003, was recorded directly to retained earnings. If this business had not been divested, this net-of-tax loss would have been recognized in the company's fiscal 2004 consolidated statement of earnings. Due to the disposition of UAP International in April 2005, $2 million net-of-tax income, representing the results for the three months ending April 2005, was recorded directly to retained earnings. If this business had not been divested, this net-of-tax income would have been recognized in the company's fiscal 2005 and 2006 consolidated statements of earnings.

INCOME TAXES AND NET INCOME

The effective tax rate (calculated as the ratio of income tax expense to pre-tax income from continuing operations, inclusive of equity method investment earnings) was 41% for fiscal 2005 and 37% in fiscal 2004. During fiscal 2005, the company increased its estimate of the effective tax rate for state income taxes, resulting in an overall effective tax rate in excess of the statutory rate. The company reached an agreement with the Internal Revenue Service ("IRS") with respect to the IRS's examination of the company's tax returns for fiscal years 2000 through 2002. As a result of the resolution of these matters, the company reduced income tax expense and the related provision for income taxes payable by $5 million during fiscal 2005. During fiscal 2004, the company reached an agreement with the IRS with respect to the IRS's examination of the company's tax returns for fiscal years 1996 through 1999. As a result of the resolution of these matters, the company reduced income tax expense by $27 million in fiscal 2004. This was partially offset by the net tax impact related to the divestiture of certain foreign entities which increased income tax expense by approximately $21 million during fiscal 2004.

Net income was $642 million, or $1.23 per diluted share, in fiscal 2005, compared to $811 million, or $1.53 per diluted share, in fiscal 2004.

LEGAL MATTERS

On June 22, 2001, the company filed an amended annual report on Form 10-K for the fiscal year ended May 28, 2000. The filing included restated financial information for fiscal years 1997, 1998, 1999 and 2000. The restatement, due to accounting and conduct matters at United Agri Products, Inc. ("UAP"), a former subsidiary, was based upon an investigation undertaken by the company and the Audit Committee of its Board of Directors. The restatement was principally related to revenue recognition for deferred delivery sales and vendor rebates, advance vendor rebates and bad debt reserves. The Securities and Exchange Commission ("SEC") issued a formal order of nonpublic investigation dated September 28, 2001. The company is cooperating with the SEC investigation, which relates to the UAP matters described above, as well as other aspects of the company's financial statements, including the level and application of certain of the company's reserves.

The company is currently conducting discussions with the SEC Staff regarding a possible settlement of these matters. Based on discussions to date, the company estimates the amount of such settlement and related payments to be approximately $46.5 million. The company recorded charges of $25 million and $21.5 million in fiscal 2004 and fiscal 2005, respectively, in connection with these matters. There can be no assurance that the negotiations with the SEC Staff will ultimately be successful or that the SEC will accept the terms of any settlement that is negotiated with the SEC Staff. Accordingly, the terms of any settlement, if reached, could result in charges greater than the amount currently estimated and recognized in the company's financial statements.

On August 10, 2001, a purported class action lawsuit, *Gebhardt v. ConAgra Foods, Inc., et. al.*, Case No. 810CV427, was filed in United States District Court for Nebraska against the company and certain of its executive officers alleging violations of the federal securities laws in connection with the events resulting in the company's June 2001 restatement of its financial statements. The company reached an agreement, which received final approval by the court on May 24, 2005, to settle the lawsuit for $14 million. The settlement, which is largely covered by insurance, is without admission of liability or wrongdoing.

Derivative actions were filed by three shareholder plaintiffs, purportedly on behalf of the company, on September 26, 2001, in the Court of Chancery for the State of Delaware in New Castle County, Case No. 19130NC, and on October 9, 2001, in the United States District Court for the District of Nebraska, Case No. 401CV3255. The complaints alleged that the defendants, directors of the company during the relevant times, breached fiduciary duties in connection with events resulting in the company's June 2001 restatement of its financial statements. The action sought, inter alia, recovery to the company, which was named as a nominal defendant in the action, of damages allegedly sustained by the company and a direction to the defendants to establish programs to prevent wrongful and illegal practices. The company has reached an agreement to settle the lawsuit for the cost of plaintiff's attorney fees of $0.3 million, which will be covered by insurance. The settlement includes certain undertakings and is without admission of liability or wrongdoing. The settlement was preliminarily approved by the court on June 13, 2005, and following completion of steps incident to the settlement process, will be submitted to the court for final approval.

On April 29, 2005, the company filed an amended annual report on Form 10-K/A for the fiscal year ended May 30, 2004 and amended quarterly reports on Form 10-Q/A for the quarters ended August 29, 2004 and November 28, 2004. The filings included restated financial information for fiscal years 2002, 2003, 2004 and the first two quarters of fiscal 2005. The restatement related to tax matters. In addition, the company is providing information to the SEC Staff relating to the facts and circumstances surrounding the restatement.

On June 21, 2005, a purported class action, *Berlien v. ConAgra Foods, Inc., et. al.*, Case No. 805CV292 was filed in United States District Court for Nebraska, and on June 30, 2005, a purported class action, *Calvacca v. ConAgra Foods, Inc., et. al.*, Case No. 805CV00318 was filed in the same court. On July 26, 2005, a purported class action, *Woods v. ConAgra Foods, Inc., et. al.*, Case No. 6707, was filed in United States District Court for the Southern District of New York. Each lawsuit is against the company and its chief executive officer. The lawsuits allege violations of the federal securities laws in connection with the events resulting in the company's April 2005 restatement of its financial statements relating to tax matters. Each complaint seeks a declaration that the action is maintainable as a class action and that the plaintiff is a proper class representative, unspecified compensatory damages, reasonable attorneys' fees and any other relief deemed proper by the court. The company believes the lawsuits are without merit and plans to vigorously defend the actions.

On July 15, 2005, two derivative actions were filed by shareholder plaintiff Gerald Halpern, Case No. 805CV342, and shareholder plaintiff Shawn Van Hees, Case No. 805CV343, and on July 26, 2005, a derivative action was filed by shareholder plaintiff Charles Zimmerman, Case No. 405CV3183, purportedly on behalf of the company in United States District Court for Nebraska. The complaints alleged that the defendants, directors and certain executive officers of the company during the relevant times, breached fiduciary duties in connection with events resulting in the company's April 2005 restatement of its financial statements and related matters. The action seeks, inter alia, recovery to the company, which was named as a nominal defendant in the action, of damages allegedly sustained by the company and for reimbursement and restitution. The officers and directors named as defendants in the action intend to vigorously defend the allegations and believe the actions are without merit.

On July 18, 2005, purported class actions, *Rantala v. ConAgra Foods, Inc., et. al.*, Case No. 805CV349, and *Bright v. ConAgra Foods, Inc., et. al.*, Case No. 805CV348, were filed in United States District Court for Nebraska. The lawsuits are against the company and its directors and its employee benefits committee on behalf of participants in the company's employee retirement income savings plans. The lawsuits allege violations of the Employee Retirement Income Security Act (ERISA) in connection with the events resulting in the company's April 2005 restatement of its financial statements and related matters. Each complaint seeks unspecified amount of damages, injunctive relief, attorneys' fees and other equitable monetary relief. The company believes the lawsuits are without merit and intends to vigorously defend the actions.

2004 vs. 2003

NET SALES

($ in millions)

Reporting Segment	FISCAL 2004 NET SALES	FISCAL 2003 NET SALES	% INCREASE/ (DECREASE)
Retail Products	$ 8,434	$ 8,668	(3)%
Foodservice Products	3,274	3,193	3%
Food Ingredients	2,374	2,204	8%
Meat Processing	—	2,469	(100)%
Total	$14,082	$16,534	(15)%

Overall fiscal 2004 net sales declined $2.5 billion to $14.1 billion, primarily reflecting the impact of the fresh beef and pork divestiture in fiscal 2003 and the sale of the canned seafood and processed cheese-related operations in the fourth quarter of fiscal 2003. Fiscal 2003 sales included approximately $3.1 billion from the divested businesses, while fiscal 2004 sales included none. These decreases were partially offset by the $281 million estimated impact on net sales of one additional week included in the results of operations for fiscal 2004.

Retail Products net sales declined $234 million in fiscal 2004 to $8.4 billion. Included in results for fiscal 2003 were net sales of $493 million from the canned seafood business, which was divested in fiscal 2003. This decrease was partially offset by the estimated impact of one additional week included in the results of operations for fiscal 2004, an increase to net sales of approximately $165 million. Sales of the company's key branded products showed mixed results, as sales of some of the company's most significant brands, including Banquet, Chef Boyardee, Wesson, Slim Jim, PAM, Egg Beaters and Reddi-wip, grew on a comparable fifty-two week basis. Major brands posting sales declines for the year included Healthy Choice, Butterball, Armour, ACT II and Orville Redenbacher's. In addition to the sales and marketing initiatives previously discussed, new products and product extensions in the frozen meals and entrees category, such as Banquet Crock-Pot Classics and Life Choice, positively impacted the Retail Products segment net sales for the year. Weak sales volume in popcorn products, driven by intense competition in the category and consumer trends, negatively impacted the segment's performance.

Net sales in the Foodservice Products segment were $3.3 billion, an increase of $81 million. Included in results for fiscal 2003 were net sales of $93 million from divested businesses. The estimated impact of the inclusion of one additional week of net sales in fiscal 2004 was an increase of approximately $61 million. Sales of specialty potato products and shelf-stable and specialty meats within the culinary product line achieved increased sales volumes during fiscal 2004. Improved unit pricing within the specialty potato and specialty meats products also contributed to increased net sales.

Food Ingredients net sales increased $170 million to $2.4 billion. The increase in sales was primarily driven by the pass-through of increases in commodity raw material costs, favorable results from commodity trading (including petroleum-based products) and merchandising and approximately $55 million related to the additional week in fiscal 2004.

Due to the fresh beef and pork divestiture, the Meat Processing segment includes no sales for fiscal 2004. Net sales in fiscal 2003 were $2.5 billion.

GROSS PROFIT

(Net sales less cost of goods sold)

($ in millions)

Reporting Segment	FISCAL 2004 GROSS PROFIT	FISCAL 2003 GROSS PROFIT	% INCREASE/ (DECREASE)
Retail Products	$2,289	$2,455	(7)%
Foodservice Products	569	558	2%
Food Ingredients	348	291	20%
Meat Processing	—	83	(100)%
Total	$3,206	$3,387	(5)%

The company's gross profit for fiscal 2004 was $3.2 billion, a decrease of $181 million, or 5%, from the prior year. The decrease reflects $168 million of gross profit in fiscal 2003 related to businesses the company no longer owns and $34 million of costs incurred in fiscal 2004 to implement the company's operational efficiency initiatives and higher input costs, which were not fully offset by higher selling prices, offset by an estimated $60 million of gross profit related to the additional week in fiscal 2004.

Retail Products gross profit for fiscal 2004 was $2.3 billion, a decrease of $166 million from fiscal 2003. Included in the prior year gross profit was $75 million from the divested canned seafood operations. Costs of implementing the company's operational efficiency initiatives reduced gross profit by $20 million. The estimated impact of the inclusion of one extra week in fiscal year 2004 was an increase in gross profit of approximately $42 million. Additionally, the segment's gross profit decreased due to a less favorable product mix, increased input costs, which were not fully offset by increased selling prices, primarily in packaged meats products and an extremely competitive environment for popcorn products.

Foodservice Products gross profit for fiscal 2004 was $569 million, an increase of $11 million over the prior fiscal year. Included in the prior year gross profit was $10 million from businesses divested in that year. Costs of implementing the company's operational efficiency initiatives reduced gross profit by $13 million. The estimated impact of the inclusion of one extra week in fiscal year 2004 was an increase of approximately $11 million.

The Food Ingredients segment generated gross profit of $348 million in fiscal 2004, an increase of $57 million over fiscal 2003. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of approximately $7 million. Also favorably impacting fiscal 2004 gross profit was improved performance from certain value-added food ingredient businesses, which included a $22 million lower-of-cost or market adjustment to inventory in fiscal 2003 and better results for commodity trading and merchandising operations due to market volatility.

Gross profit in the Meat Processing segment was $83 million in fiscal 2003.

Reporting Segment	FISCAL 2004 GROSS MARGIN	FISCAL 2003 GROSS MARGIN
Retail Products	27%	28%
Foodservice Products	17%	17%
Food Ingredients	15%	13%
Meat Processing	—	3%
Total	23%	20%

The company's gross margin (gross profit as a percentage of net sales) for fiscal 2004 increased three percentage points as compared to fiscal 2003, which reflects the company's divestitures of low margin operations and improvement in value-added food ingredient products, offset by the impact of higher input costs, which were not fully offset by selling price increases, principally in the Retail Products segment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, INCLUDES GENERAL CORPORATE EXPENSE

SG&A expenses decreased $83 million, or 4%, to $1.8 billion for fiscal 2004. Fiscal 2003 SG&A expenses included approximately $10 million from divested businesses and $38 million of transaction costs related to the fresh beef and pork divestiture. Costs of implementing the company's operational efficiency initiatives increased SG&A expenses by $27 million in fiscal 2004. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of approximately $34 million. The results for fiscal 2004 include $25 million of litigation expense related to a former choline chloride joint venture with E.I. du Pont de Nemours and Co. that was sold in 1997. In addition, in fiscal 2004 the company established a $25 million reserve in connection with matters related to an SEC investigation (see "Legal Matters"). These items were partially offset by a gain of $21 million recognized upon the sale of the company's cost-method investment in a venture. Lower selling costs, marketing-related costs and various other legal and insurance costs resulted in a favorable comparison with fiscal 2003.

OPERATING PROFIT

(Earnings before general corporate expense, interest expense, net, income taxes and equity method investment earnings)

($ in millions)

Reporting Segment	FISCAL 2004 OPERATING PROFIT	FISCAL 2003 OPERATING PROFIT	% INCREASE/ (DECREASE)
Retail Products	$1,218	$1,298	(6)%
Foodservice Products	325	371	(12)%
Food Ingredients	197	125	58%
Meat Processing	—	99	(100)%

Retail Products operating profit decreased $80 million for fiscal 2004 to $1.2 billion. Included in fiscal 2003 operating profit was $43 million from the divested canned seafood operations. Costs of implementing the company's operational efficiency initiatives decreased operating profit by $25 million. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of $28 million. The remaining decline in operating profit is reflective of reduced gross profit, due to increased input costs, which were not fully offset by increased selling prices, primarily in refrigerated meat products, an extremely competitive environment in popcorn products and a less favorable mix of products.

Foodservice Products operating profit declined $46 million to $325 million. Included in fiscal 2003 operating profit was $6 million from businesses divested in that year. Costs of implementing the company's operational efficiency initiatives decreased operating profit by $29 million. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of $7 million. Increased gross profits were largely offset by significantly higher SG&A expenses related to information systems implementation costs.

Food Ingredients operating profit increased $72 million to $197 million, primarily reflecting improved gross profits, as discussed above. Costs of implementing the company's operational efficiency initiatives decreased operating profit by $8 million. The estimated impact of the inclusion of one extra week in fiscal 2004 was an increase of $7 million.

The Meat Processing segment generated operating profit of $99 million in fiscal 2003.

INTEREST EXPENSE, NET

In fiscal 2004, net interest expense was $275 million, unchanged from the prior fiscal year. During fiscal 2004, the company closed out all $2.5 billion of its interest rate swap agreements. Of the $2.5 billion interest rate swaps closed out in fiscal 2004, $2.0 billion of the interest rate swaps had been used to effectively convert certain of the company's fixed rate debt into floating rate debt. The remaining $500 million portion of the company's interest rate swaps was used to hedge certain of the company's forecasted interest payments on floating rate debt for the period from 2005 through 2011. For financial statement and tax purposes, the proceeds received upon termination of the interest rate swap agreements will be recognized over the term of the debt instruments originally hedged.

EQUITY METHOD INVESTMENT EARNINGS

Equity method investment earnings decreased to $44 million in fiscal 2004 from $46 million in fiscal 2003. This reflects decreased earnings from an investment in a South American joint venture, offset by higher profits due to a full year of results of the company's minority ownership in the fresh beef and pork joint venture established following the company's fresh beef and pork divestiture in September 2002. Income from the company's other equity method investments, which includes barley malting, potato processing and grain merchandising, did not substantially change from their fiscal 2003 amounts.

RESULTS OF DISCONTINUED OPERATIONS

Income from discontinued operations was $97 million, net of tax, in fiscal 2004. In fiscal 2003, the company recognized a net-of-tax loss from discontinued operations of $52 million. The year-over-year change primarily resulted from:

- a fiscal 2003 pre-tax charge of approximately $112 million related to lowering asset values in connection with the then pending chicken business sale,
- net pre-tax income of $51 million recognized on the sales of the chicken business, UAP North America and the Spanish feed business in fiscal 2004,
- a fiscal 2003 charge of $24 million resulting from the reduction of values of certain refrigerated meat inventory,
- fiscal 2004 pre-tax impairment charges of $27 million recognized to write-down the long-lived assets of the UAP International and Portuguese poultry operations to net realizable value, and
- significantly improved gross margins at the chicken business and UAP North America during the six-month period of fiscal 2004 prior to the divestitures, relative to those generated in fiscal 2003, due to industry-wide improvements in the markets for their products.

The company's UAP North America operations had a fiscal year-end of February, while the company's consolidated year-end is May. Historically, the results of UAP North America have been reflected in the company's consolidated results on a three-month "lag" (e.g., UAP North America's results for June through August are included in the company's consolidated results for the period September through November). Due to the disposition of UAP North America on November 23, 2003, UAP North America's results for the three months ending November 23, 2003, a net-of-tax loss of $24 million, was recorded directly to retained earnings. If this business had not been divested, this net-of-tax loss would have been recognized in the company's fiscal 2004 consolidated statement of earnings. The comparable amount recorded in income (loss) from discontinued operations for the three-month period ended November 24, 2002 was a loss of $20 million.

INCOME TAXES AND NET INCOME

The effective tax rate (calculated as the ratio of income tax expense to pre-tax income from continuing operations, inclusive of equity method investment earnings) was 37% for fiscal 2004 and 35% in fiscal 2003. During fiscal 2004, the company reached an agreement with the Internal Revenue Service ("IRS") with respect to the IRS's examination of the company's tax returns for fiscal years 1996 through 1999. As a result of the resolution of these matters, the company reduced income tax expense by $27 million. This was partially offset by the net tax impact related to the divestiture of certain foreign entities which increased income tax expense by approximately $21 million during fiscal 2004. During fiscal 2003, the company divested its fresh beef and pork operations. As a result, the company generated foreign tax credits in excess of the taxable gain generated from the transaction. This resulted in a decrease of approximately 4% in the company's effective tax rate below the statutory tax rate in fiscal 2003.

Net income was $811 million, or $1.53 per diluted share, in fiscal 2004, compared to $764 million, or $1.44 per diluted share, in fiscal 2003.

Liqudity and Capital Resources

Sources of Liquidity and Capital

The company's primary financing objective is to maintain a prudent balance sheet that provides the flexibility to pursue its growth objectives. The company currently uses short-term debt to finance increases in its trade working capital (accounts receivable plus inventory, less accounts payable, accrued expenses and advances on sales) needs and a combination of equity and long-term debt to finance both its base trade working capital needs and its noncurrent assets.

Commercial paper borrowings (usually less than 30 days maturity) are reflected in the company's consolidated balance sheets within notes payable. The company maintains a $1.05 billion revolving credit line as a backup to the company's commercial paper program. The company has never used the revolving credit facility. The company is in compliance with the credit agreements' financial covenants. Management believes the company will maintain its current commercial paper rating for the foreseeable future, thus allowing the company's continued issuance of commercial paper. If the company were unable to access the short-term commercial paper market, the company could use its bank revolving credit facility to provide liquidity.

The company's $1.05 billion revolving credit facility (expiring in May 2007) is with major domestic and international banks. The interest rates for the revolving credit facilities are generally .30 to .35 percentage points higher than the interest rates for commercial paper.

The company determined that it did not require the availability of its $400 million accounts receivable securitization program and terminated this program in fiscal 2005. Under this program, accounts receivable could be sold without recourse at a discount, and the cost was included in selling, general and administrative expenses. Because these accounts receivable were sold without recourse to unrelated third parties, accounts receivable balances sold were excluded from the company's consolidated financial statements. As of the end of fiscal 2005 and fiscal 2004 the company had no outstanding accounts receivable sold.

The company's overall level of interest-bearing debt totaled $4.5 billion at the end of fiscal 2005, compared to $5.7 billion as of the end of fiscal 2004. During fiscal 2005, the company retired $600 million of 7.5% senior debt and $175 million of preferred securities of a subsidiary company in advance of their respective dates of maturity. The company also made scheduled payments of maturing long-term debt of $385 million. The company also reduced its notes payable borrowings by $22 million during 2005. As of the end of both fiscal 2005 and 2004, the company's senior debt ratings were BBB+ (Fitch), Baa1 (Moody's) and BBB+ (Standard & Poor's), all investment grade ratings.

The company also has a shelf registration under which it could issue from time to time up to $4 billion in debt securities.

Over the last three fiscal years, the company has divested its major commodity operations, such as fresh beef and pork, cheese processing, canned seafood, chicken processing and agricultural chemical distribution. The company received debt and equity interests as part of the proceeds for certain of those businesses.

During fiscal 2005, the company sold its equity interest in the fresh beef and pork venture for $194 million. The company also reached an agreement with affiliates of Swift Foods by which the company took control and ownership of the cattle feeding business (including feedlots and live cattle), and on October 15, 2004, the company sold the feedlots to Smithfield Foods, Inc. for approximately $70 million. The company retained live cattle inventory and related derivative instruments of approximately $255 million and liquidated those assets during fiscal 2005.

During fiscal 2005, the company sold substantially all of the remaining assets of UAP International for total proceeds of $43 million. Also, in the fourth quarter of fiscal 2005, the company implemented a plan to exit the specialty meats foodservice business. The company closed a manufacturing facility in Alabama, sold its operations in California, and in the first quarter of fiscal 2006, finalized a sale of its operations in Illinois. Sales proceeds from the California and Illinois facilities were $14 million and $10 million, respectively.

In fiscal 2005, the company sold the remaining $35 million of the UAP Preferred Securities and accrued dividends for cash. In December 2004, the company sold 10 million shares of Pilgrim's Pride Corporation common stock for $283 million, recognizing a gain of $186 million.

In August 2005 (fiscal 2006), the company sold its remaining 15.4 million shares of Pilgrim's Pride Corporation common stock to that company for $482 million. The company will recognize a pre-tax gain of approximately $333 million, which will be subject to federal and state income tax, in its first quarter of fiscal 2006.

The company continues to evaluate opportunities to sell its $150 million subordinated notes receivable plus accrued interest of $35 million from the fresh beef and pork divestiture (which are reflected at a combined current fair market value of $147 million in the company's balance sheet at May 29, 2005).

Cash Flows

In fiscal 2005, the company used $401 million of cash, which was the net impact of $1.1 billion generated from operating activities, $301 million generated from investing activities and $1.8 billion used in financing activities.

Cash generated from operating activities of continuing operations totaled $837 million for fiscal 2005 as compared to $706 million generated in fiscal 2004. The increased cash flow was primarily due to a decrease of $470 million in amounts sold under the accounts receivable securitization program in fiscal 2004, partially offset by an increase in working capital in fiscal 2005. Cash generated from operating activities of discontinued operations was approximately $271 million in fiscal 2005, as compared to cash used of $125 million in fiscal 2004. The increased cash flows from operations of discontinued operations primarily reflect the sale of the inventory of the discontinued cattle feeding business. Cash flow from operating activities is one of the company's primary sources of liquidity.

Cash generated from investing activities totaled $301 million for fiscal 2005, versus cash generated from investing activities of $684 million in fiscal 2004. Investing activities for fiscal 2005 include proceeds from the sale of ten million shares of Pilgrim's Pride Corporation common stock for $282 million, proceeds of $194 million from the sale of the company's remaining interest in Swift Foods, and other proceeds from other asset divestitures, offset by capital expenditures of $453 million. Investing activities for fiscal 2004 consisted primarily of proceeds of approximately $935 million from the divestitures of the chicken business, UAP North America and the Spanish feed business, partially offset by capital expenditures of $349 million.

Cash used in financing activities totaled $1.8 billion in fiscal 2005, as compared to cash used of $1.3 billion in fiscal 2004. During fiscal 2005, the company retired $600 million of 7.5% senior debt and $175 million of preferred securities of a subsidiary company in advance of their respective dates of maturity. The company also made scheduled payments of maturing long-term debt of $385 million. The company also paid dividends of $550 million and repurchased $181 million of its common stock as part of its share repurchase program. During fiscal 2004, the company repaid debt of $515 million, paid dividends of $537 million and repurchased shares of its outstanding common stock for $419 million.

The company estimates its capital expenditures in fiscal 2006 will be approximately $400 million. Management believes that existing cash balances, cash flows from operations, existing credit facilities and access to capital markets will provide sufficient liquidity to meet its working capital needs, planned capital expenditures, additional share repurchases and payment of anticipated quarterly dividends.

Off-Balance Sheet Arrangements

The company uses off-balance sheet arrangements (e.g., operating leases) where the economics and sound business principles warrant their use. The company periodically enters into guarantees and other similar arrangements as part of transactions in the ordinary course of business. These are described further in "Obligations and Commitments" below.

The company has used off-balance sheet arrangements in connection with the securitization and sale of trade receivables generated in the ordinary course of business. During fiscal 2005, the company terminated its accounts receivable securitization program. As of the end of fiscal 2005 and 2004, the company did not have any outstanding accounts receivable sold.

As a result of adopting FIN 46R, *Consolidation of Variable Interest Entities*, the company has consolidated the assets and liabilities of several entities from which it leases property, plant and equipment. The company also deconsolidated ConAgra Capital, L.C., an indirectly controlled subsidiary of the company, resulting in the removal of the preferred securities of subsidiary company of $175 million and the addition of $221 million of long-term debt and $46 million in other assets in the company's balance sheet as of May 30, 2004. The company redeemed the preferred securities of ConAgra Capital, L.C. in December 2004. Due to the adoption of FIN 46R, the company reflects in its balance sheet: property, plant and equipment, net of $214 million and $221 million, long-term debt of $223 million and $419 million, other noncurrent liabilities of $6 million and $25 million and other assets of $12 million and $46 million, as of May 29, 2005 and May 30, 2004, respectively. The company has no other material obligations arising out of variable interests with unconsolidated entities.

Obligations and Commitments

As part of its ongoing operations, the company enters into arrangements that obligate the company to make future payments under contracts such as lease agreements, debt agreements and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay" contracts). The unconditional purchase obligation arrangements are entered into by the company in its normal course of business in order to ensure adequate levels of sourced product are available to the company. Of these items, capital lease and debt obligations, which total $4.5 billion, are currently recognized as liabilities in the company's consolidated balance sheet. Operating lease obligations and unconditional purchase obligations, which total $1 billion, are not recognized as liabilities in the company's consolidated balance sheet, in accordance with generally accepted accounting principles.

A summary of the company's contractual obligations at the end of fiscal 2005 is as follows (including obligations of discontinued operations):

(in millions)	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long-Term Debt	$ 4,512.1	$ 117.3	$538.3	$ 36.9	$3,819.6
Lease Obligations	740.6	103.4	200.5	125.8	310.9
Purchase Obligations	287.7	77.5	132.4	45.6	32.2
Total	$5,540.4	$298.2	$ 871.2	$208.3	$ 4,162.7

The company's total obligations of approximately $5.5 billion reflect a decrease of approximately $1.0 billion from the company's 2004 fiscal year-end. The decrease was primarily a result of the repayment of certain long-term debt during fiscal 2005.

The company is also contractually obligated to pay interest on its long-term debt obligations. The weighted average interest rate of the long-term debt obligations outstanding as of May 29, 2005 was approximately 7.4%.

As part of its ongoing operations, the company also enters into arrangements that obligate the company to make future cash payments only upon the occurrence of a future event (e.g., guarantee debt or lease payments of a third party should the third party be unable to perform). In accordance with generally accepted accounting principles, the following commercial commitments are not recognized as liabilities in the company's consolidated balance sheet. A summary of the company's commitments, including commitments associated with equity method investments, as of the end of fiscal 2005, is as follows (including obligations of discontinued operations):

(in millions)	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
OTHER COMMERCIAL COMMITMENTS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Guarantees	$ 57.9	$ 7.9	$21.5	$10.1	$18.4
Other Commitments	5.5	5.1	0.4	—	—
Total	$63.4	$13.0	$21.9	$10.1	$18.4

The company's total commitments of approximately $63 million include approximately $38 million in guarantees and other commitments the company has made on behalf of the company's divested fresh beef and pork business.

As part of the fresh beef and pork transaction, the company assigned a hog purchase contract to the divested fresh beef and pork business which has indemnified the company for all liabilities under the contract. The company has guaranteed the performance of the divested fresh beef and pork business with respect to the hog purchase contract. The hog purchase contract requires the divested fresh beef and pork business to purchase a minimum of approximately 1.2 million hogs annually through 2014. The contract stipulates minimum price commitments, based in part on market prices, and in certain circumstances also includes price adjustments based on certain inputs.

Trading Activities

The company accounts for certain contracts (e.g., "physical" commodity purchase/sale contracts and derivative contracts) at fair value. The company considers a portion of these contracts to be its "trading" activities; specifically, those contracts that do not qualify for hedge accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and its related amendment, SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* (collectively "SFAS No. 133"). The table below summarizes the changes in trading assets and liabilities for fiscal 2005:

(in millions)	
Net asset outstanding as of May 30, 2004, at fair value	$ 26.6
Contracts settled during the period[1]	(103.7)
Changes in fair value of contracts outstanding as of May 29, 2005[2]	85.4
Changes attributable to changes in valuation techniques and assumptions	—
Net asset outstanding as of May 29, 2005, at fair value	$ 8.3

[1] Includes contracts outstanding at May 30, 2004, and contracts entered into and settled during fiscal 2005.

[2] Includes option premiums paid and received.

The following table represents the fair value and scheduled maturity dates of contracts outstanding as of May 29, 2005:

(in millions)	FAIR VALUE OF CONTRACTS AS OF MAY 29, 2005 NET ASSET/(LIABILITY)		
SOURCE OF FAIR VALUE	MATURITY LESS THAN 1 YEAR	MATURITY 1-3 YEARS	TOTAL FAIR VALUE
Prices actively quoted (i.e., exchange-traded contracts)	$(0.7)	$5.2	$4.5
Prices provided by other external sources (i.e., non-exchange-traded contracts)	3.8	—	3.8
Prices based on other valuation models (i.e., non-exchange-traded contracts)	—	—	—
Total fair value	$ 3.1	$5.2	$8.3

In order to minimize the risk of loss associated with non-exchange-traded transactions with counterparties, the company utilizes established credit limits and performs ongoing counterparty credit evaluations.

The above tables exclude commodity-based contracts entered into in the normal course of business, including "physical" contracts to buy or sell commodities at agreed-upon fixed prices, as well as derivative contracts (e.g., futures and options) used primarily to hedge an existing asset or liability (e.g., inventory) or an anticipated transaction (e.g., purchase of inventory). The use of such contracts is not considered by the company to be "trading" activities as these contracts are considered either normal purchase and sale contracts or hedging contracts.

Critical Accounting Estimates

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the company's historical experiences combined with management's understanding of current facts and circumstances. Certain of the company's accounting estimates are considered critical as they are both important to the portrayal of the company's financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting estimates considered critical by management of the company.

The company's Audit Committee has reviewed the development, selection and disclosure of the critical accounting estimates.

Marketing Costs — The company incurs certain costs to promote its products through marketing programs which include advertising, retailer incentives and consumer incentives. The company expenses each of these types of marketing costs in accordance with applicable authoritative accounting literature. The judgment required in determining when marketing costs are incurred can be significant. For volume-based incentives provided to retailers, management must continually assess the likelihood of the retailer achieving the specified targets. Similarly, for consumer coupons, management must estimate the level at which coupons will be redeemed by consumers in the future. Estimates made by management in accounting for marketing costs are based primarily on the company's historical experience with marketing programs with consideration given to current circumstances and industry trends. As these factors change, management's estimates could change and the company could recognize different amounts of marketing costs over different periods of time. Advertising and promotion expenses totaled $344 million and $406 million in fiscal 2005 and 2004, respectively.

The company enters into over 150,000 individual marketing programs annually resulting in approximately $3 billion in annual costs. Changes in the assumptions used in estimating the cost of any of the individual marketing programs would not result in a material change in the company's results of operations or cash flows.

Income Taxes — The company recognizes current tax liabilities and assets based on an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the company transacts business. As part of the determination of its current tax liability, management exercises considerable judgment in evaluating positions taken by the company in its tax returns. The company has established reserves for probable tax exposures. These reserves, included in current tax liabilities, represent the company's estimate of amounts expected to be paid, which the company adjusts over time as more information regarding tax audits becomes available.

The company also recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences (e.g., book depreciation versus tax depreciation). If appropriate, the company recognizes valuation allowances to reduce such deferred tax assets to amounts that are more likely than not to be ultimately realized, based on the company's assessment of estimated future taxable income, including the consideration of available tax planning strategies.

The calculation of current and deferred tax assets (including valuation allowances) and liabilities requires management to apply significant judgment related to the application of complex tax laws, changes in tax laws or related interpretations, uncertainties related to the outcomes of tax audits and changes in the company's operations or other facts and circumstances. Further, management must continually monitor changes in these factors. Changes in such factors may result in changes to management estimates and could require the company to adjust its tax assets and liabilities and record additional income tax expense or benefits.

Environmental Liabilities — Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Management works with independent third-party specialists in order to effectively assess the company's environmental liabilities. Management estimates the company's environmental liabilities based on evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of the company and other potentially responsible parties and its experience in remediating sites. Environmental liability estimates may be affected by changing governmental or other external determinations of what constitutes an environmental liability or an acceptable level of cleanup. Management's estimate as to its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. Insurance companies and other indemnitors are notified of any potential claims and periodically updated as to the general status of known claims. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. To the extent that there are changes in the evaluation factors identified above, management's estimate of environmental liabilities may also change.

The company has recognized a reserve of approximately $111 million for environmental liabilities as of May 29, 2005. Historically, the underlying assumptions utilized by the company in estimating this reserve have been appropriate as actual payments have not differed materially from the previously estimated reserve balances, nor have significant adjustments to this reserve balance been necessary. The reserve for each site is determined based on an assessment of the most likely required remedy and a related estimate of the costs required to effect such remedy.

Employment-Related Benefits — The company incurs certain employment-related expenses associated with pensions, postretirement health care benefits and workers' compensation. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to measure the present value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates, anticipated health care costs and employee accidents incurred but not yet reported to the company. The estimates used by management are based on the company's historical experience as well as current facts and circumstances. The company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the company recognizing different amounts of expense over different periods of time.

The company recognized pension expense of $71 million, $76 million and $84 million in fiscal years 2005, 2004 and 2003, respectively, which reflected expected returns on plan assets of $131 million, $127 million and $113 million, respectively. The company contributed $9 million, $66 million and $233 million to the company's pension plans in fiscal years 2005, 2004 and 2003, respectively. The company anticipates contributing $37 million to its pension plans in fiscal 2006.

One of the significant assumptions used to account for the company's pension plans is the expected long-term rate of return on plan assets. In developing the assumed long-term rate of return on plan assets for determining pension expense, the company considers long-term historical returns (arithmetic average) of the plan's investments, the asset allocation among types of investments, estimated long-term returns by investment type from external sources, and the current economic environment. Based on this information, the company selected 7.75% for the long-term rate of return on plan assets for determining its fiscal 2005 pension expense. A 25 basis point increase/decrease in the company's expected long-term rate of return assumption as of the beginning of fiscal 2005 would decrease/increase annual pension expense for the company's pension plans by approximately $4 million. The company selected an expected rate of return on plan assets of 7.75% to be used to determine its pension expense for fiscal 2006.

When calculating expected return on plan assets for pension plans, the company uses a market-related value of assets that spreads asset gains and losses (differences between actual return and expected return) over five years. As of May 29, 2005, the amount of unrecognized losses in company pension plans was $213 million. These unrecognized losses included unrecognized losses on plan assets of $127 million and other unrecognized actuarial losses of $86 million. The amount of net unrecognized losses will change each year as the actual return on plan assets varies from the expected rate of return and as other factors vary from actuarial assumptions used to estimate the expense. Assuming no further change in the unrecognized losses in future periods, these losses would be recognized in future years resulting in an increase in pension expense of $9 million in fiscal 2006.

Another significant assumption for pension plan accounting is the discount rate. The company selects a discount rate each year for its plans based upon a hypothetical bond portfolio for which the cash flows from coupons and maturities match the year-by-year, projected benefit cash flows for the company's pension plans. The hypothetical bond portfolio is comprised of high-quality fixed income debt instruments (usually Moody's Aa) available at the measurement date. Based on this information, the discount rates selected by the company for determination of pension expense for fiscal years 2005, 2004 and 2003 were 6.0%, 6.5% and 7.25%, respectively. The company selected a discount rate of 5.75% for determination of pension expense for fiscal 2006. This 25 basis point decrease in the discount rate is expected to increase pension expense by $9 million but to result in no incremental company contributions to the pension plans in fiscal 2006. A 25 basis point increase in the company's discount rate assumption as of the beginning of fiscal 2005 would decrease pension expense for the company's pension plans by $3 million for the year. A 25 basis point decrease in the company's discount rate assumption as of the beginning of fiscal 2005 would increase pension expense for the company's pension plans by $7 million for the year. A 25 basis point increase in the discount rate would decrease pension expense by approximately $9 million for fiscal 2006. A 25 basis point decrease in the discount rate would increase pension expense by approximately $9 million for fiscal 2006. For its year-end pension obligation determination, the company selected 5.75% and 6.0% for fiscal year 2005 and 2004, respectively.

The rate of compensation increase is another significant assumption used in the development of accounting information for pension plans. The company determines this assumption based on its long-term plans for compensation increases and current economic conditions. Based on this information, the company selected 4.5% for fiscal 2005 and 2004 as the rate of compensation increase for determining its year-end pension obligation. The company selected 4.5% for the rate of compensation increase for determination of pension expense for fiscal 2005. A 25 basis point increase in the company's rate of compensation increase assumption as of the beginning of fiscal 2005 would increase pension expense for the company's pension plans by approximately $3 million for the year. A 25 basis point decrease in the company's rate of compensation increase assumption as of the beginning of fiscal 2005 would decrease pension expense for the company's pension plans by approximately $2 million for the year. The company selected a rate of 4.25% for the rate of compensation increase to be used to determine its pension expense for fiscal 2006. The 25 basis point decrease in the fiscal 2006 rate of compensation increase as compared to the fiscal 2005 rate is expected to decrease pension expense by $2 million in fiscal 2006.

The company also provides certain postretirement health care benefits. The postretirement benefit expense and obligation are also dependent on the company's assumptions used for the actuarially determined amounts. These assumptions include discount rates (discussed above), health care cost trend rates, inflation rates, retirement rates, mortality rates and other factors. The health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Assumed inflation rates are based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience. The discount rate selected by the company for determination of postretirement expense for fiscal years 2005, 2004 and 2003 was 6.0%, 6.5% and 7.25%, respectively. The company has selected a discount rate of 5.5% for determination of postretirement expense for fiscal 2006. A 25 basis point increase/decrease in the company's discount rate assumption as of the beginning of fiscal 2006 would decrease/increase postretirement expense for the company's plans by $1 million. The company has assumed the initial year increase in cost of health care to be 10%, with the trend rate decreasing to 5% by 2011. A one percentage point change in the assumed health care cost trend rate would have the following effect:

($ in millions)	ONE PERCENT INCREASE	ONE PERCENT DECREASE
Effect on total service and interest cost	$ 2.7	$ (2.8)
Effect on postretirement benefit obligation	32.7	(29.2)

The company provides workers' compensation benefits to its employees. The measurement of the liability for the company's cost of providing these benefits is largely based upon actuarial analysis of costs. One significant assumption made by the company is the discount rate used to calculate the present value of its obligation. The discount rate used at May 29, 2005 was 5.5%. A 25 basis point increase/decrease in the discount rate assumption would not have a material impact on workers' compensation expense.

Impairment of Long-Lived Assets (including property, plant and equipment), Goodwill and Identifiable Intangible Assets — The company reduces the carrying amounts of long-lived assets, goodwill and identifiable intangible assets to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires the company to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as to select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the company in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

The company utilizes a "relief from royalty" methodology in evaluating impairment of its brands/trademarks. The methodology determines the fair value of each brand through use of a discounted cash flow model that incorporates an estimated "royalty rate" the company would be able to charge a third party for the use of the particular brand. As the calculated fair value of the company's goodwill and other identifiable intangible assets significantly exceeds the carrying amount of these assets, a one percentage point increase in the discount rate assumptions used to estimate the fair values of the company's goodwill and other identifiable intangible assets would not result in a material impairment charge.

Recently Issued Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS No. 123R"), *Share-Based Payment*. SFAS No. 123R will require the company to measure the cost of all employee stock-based compensation awards based on the grant date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). Accordingly, the adoption of SFAS No. 123R will have an impact on the company's results of operations, although it will have no impact on the company's overall financial position. SFAS No. 123R is effective beginning in the company's first quarter of fiscal 2007. Management is currently evaluating the impact that the adoption of this statement will have on the company's consolidated results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4*. SFAS No. 151 amends the guidance in ARB No. 43, *Inventory Pricing*, for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that those items be recognized as current-period expenses. This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred beginning in the company's fiscal 2007. Management is currently evaluating the impact that the adoption of this statement will have on the company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29*. APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends APB Opinion No. 29, eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets, and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not expect this statement to have a material impact on the company's consolidated financial position or results of operations.

Related Party Transactions

ConAgra Foods enters into many lease agreements for land, buildings and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates. A director of ConAgra Foods is a beneficial owner, officer and director of Opus Corporation. The agreements relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus Corporation and its affiliates, some of which contain various termination rights and purchase options. Leases effective in fiscal 2005 required annual lease payments by ConAgra Foods of $19.8 million. As a result of adopting FIN 46R, the company has consolidated certain of the Opus affiliates from which it leases property, plant and equipment. These leases were previously accounted for as operating leases. Opus Corporation or its affiliates were paid $52.9 million for construction work during fiscal 2005 on properties leased by ConAgra Foods from third parties. Opus Corporation had revenues in excess of $1.25 billion in 2004.

Forward-Looking Statements

This report, including Management's Discussion & Analysis, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current views and assumptions of future events and financial performance and are subject to uncertainty and changes in circumstances. Readers of this report should understand that these statements are not guarantees of performance or results. Many factors could affect the company's actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements. These factors include, among other things, future economic circumstances, industry conditions, company performance and financial results, availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, actions of governments and regulatory factors affecting the company's businesses and other risks described in the company's reports filed with the Securities and Exchange Commission. The company cautions readers not to place undue reliance on any forward-looking statements included in this report which speak only as of the date of this report.

Market Risk

The principal market risks affecting the company are exposures to price fluctuations of commodity and energy inputs, interest rates and foreign currencies. These fluctuations impact raw material costs of all reporting segments, as well as the company's trading activities.

Commodities — The company purchases commodity inputs such as wheat, corn, oats, soybean meal, soybean oil, meat, dairy products, sugar, energy and packaging materials to be used in its operations. These commodities are subject to price fluctuations that may create gross margin risk. The company enters into commodity hedges to manage this price risk using physical forward contracts or derivative instruments. ConAgra Foods has policies governing the hedging instruments its businesses may use. These policies include limiting the dollar risk exposure for each of its businesses. The company also monitors the amount of associated counter-party credit risk for all non-exchange-traded transactions. In addition, the company purchases and sells certain commodities, such as wheat, corn, soybeans, soybean meal, soybean oil, oats and energy, in its trading operations. The company's trading activities are limited in terms of maximum dollar exposure, as measured by a dollar-at-risk methodology and monitored to ensure compliance.

The following table presents one measure of market risk exposure using sensitivity analysis. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. In practice, as markets move, the company actively manages its risk and adjusts hedging strategies as appropriate. Fair value was determined using quoted market prices and was based on the company's net derivative position by commodity at each quarter-end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.

Effect of 10% change in market prices:

(in millions)	2005	2004
Processing Activities		
Grains		
High	$16.3	$18.3
Low	9.5	2.1
Average	12.3	11.3
Meats		
High	22.8	1.0
Low	0.3	—
Average	7.2	0.6
Energy		
High	32.3	9.7
Low	18.6	—
Average	24.8	3.9
Trading Activities		
Grains		
High	22.6	35.7
Low	14.8	21.0
Average	17.5	28.9
Meats		
High	16.3	3.0
Low	0.9	1.5
Average	5.4	2.2
Energy		
High	80.9	7.5
Low	—	—
Average	20.8	1.9

Interest Rates — The company may use interest rate swaps to manage the effect of interest rate changes on its existing debt as well as the anticipated issuance of debt. At the end of fiscal 2005 and 2004, the company did not have any interest rate swap agreements outstanding, as all of the company's interest rate swap agreements were terminated in the second quarter of fiscal 2004.

As of May 29, 2005 and May 30, 2004, the fair value of the company's fixed rate debt was estimated at $5.2 billion and $6.2 billion, respectively, based on current market rates primarily provided by outside investment advisors. As of May 29, 2005 and May 30, 2004, a one percentage point increase in interest rates would decrease the fair value of the company's fixed rate debt by approximately $344 million and $336 million, respectively, while a one percentage point decrease in interest rates would increase the fair value of the company's fixed rate debt by approximately $394 million and $387 million, respectively. With respect to floating rate debt, a one percentage point change in interest rates would not have a material impact on the company's reported interest expense.

Foreign Operations — In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of its processing and trading operations. This activity primarily relates to hedging against foreign currency risk in purchasing inventory, capital equipment, sales of finished goods and future settlement of foreign denominated assets and liabilities.

The following table presents one measure of market risk exposure using sensitivity analysis for the company's processing and trading operations. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in exchange rates. Actual changes in exchange rates may differ from hypothetical changes. Fair value was determined using quoted exchange rates and was based on the company's net foreign currency position at each quarter-end during the fiscal year. The market risk exposure analysis excludes the underlying foreign denominated transactions that are being hedged. The currencies hedged have a high inverse correlation to exchange rate changes of the foreign currency derivative instrument.

Effect of 10% change in exchange rates:

(in millions)	2005	2004
Processing Businesses		
High	$24.3	$27.4
Low	16.8	14.0
Average	20.1	22.5
Trading Businesses		
High	$ 0.4	$ 0.4
Low	—	—
Average	0.2	0.1

Consolidated Statements of Earnings

ConAgra Foods, Inc. and Subsidiaries

FOR THE FISCAL YEARS ENDED MAY	2005	2004	2003
Dollars in millions except per share amounts			
Net sales	$14,566.9	$14,081.8	$16,533.6
Costs and expenses:			
Cost of goods sold	11,464.9	10,876.1	13,146.2
Selling, general and administrative expenses	1,834.7	1,818.4	1,901.1
Interest expense, net	295.0	274.9	274.7
Gain on sale of Pilgrim's Pride Corporation common stock	185.7	—	—
Income from continuing operations before income taxes, equity method investment earnings (loss) and cumulative effect of changes in accounting	1,158.0	1,112.4	1,211.6
Income tax expense	470.0	428.8	445.7
Equity method investment earnings (loss)	(24.9)	43.5	46.2
Income from continuing operations before cumulative effect of changes in accounting	663.1	727.1	812.1
Income (loss) from discontinued operations, net of tax	(21.6)	97.3	(52.2)
Cumulative effect of changes in accounting, net of tax	—	(13.1)	3.9
Net income	$ 641.5	$ 811.3	$ 763.8
Earnings per share – basic			
Income from continuing operations before cumulative effect of changes in accounting	$ 1.28	$ 1.38	$ 1.53
Income (loss) from discontinued operations	(0.04)	0.18	(0.10)
Cumulative effect of changes in accounting	—	(0.02)	0.01
Net income	$ 1.24	$ 1.54	$ 1.44
Earnings per share – diluted			
Income from continuing operations before cumulative effect of changes in accounting	$ 1.27	$ 1.37	$ 1.53
Income (loss) from discontinued operations	(0.04)	0.18	(0.10)
Cumulative effect of changes in accounting	—	(0.02)	0.01
Net income	$ 1.23	$ 1.53	$ 1.44

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

ConAgra Foods, Inc. and Subsidiaries

FOR THE FISCAL YEARS ENDED MAY	2005	2004	2003
Dollars in millions			
Net income	$ 641.5	$ 811.3	$ 763.8
Other comprehensive income (loss), net of tax (except for currency translation adjustment):			
Net derivative adjustment	(0.8)	31.5	(2.1)
Unrealized gain on available-for-sale securities, net of tax:			
Unrealized net holding gains arising during the period	114.7	90.5	—
Less: reclassification adjustment for gains included in net income	(115.2)	—	—
Currency translation adjustment	26.6	44.6	60.1
Minimum pension liability	(1.2)	12.7	(64.9)
Comprehensive income	$ 665.6	$ 990.6	$ 756.9

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

ConAgra Foods, Inc. and Subsidiaries

Dollars in millions	MAY 29, 2005	MAY 30, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 207.6	$ 608.6
Divestiture proceeds receivable	—	60.3
Receivables, less allowance for doubtful accounts of $30.7 and $26.2	1,292.0	1,303.1
Inventories	2,614.5	2,516.5
Prepaid expenses and other current assets	380.2	439.7
Current assets of discontinued operations	29.4	221.1
Total current assets	4,523.7	5,149.3
Property, plant and equipment		
Land and land improvements	165.9	160.6
Buildings, machinery and equipment	4,516.7	4,389.6
Furniture, fixtures, office equipment and other	852.6	688.3
Construction in progress	200.4	319.6
	5,735.6	5,558.1
Less accumulated depreciation	(2,887.3)	(2,720.7)
Property, plant and equipment, net	2,848.3	2,837.4
Goodwill	3,797.7	3,788.6
Brands, trademarks and other intangibles, net	819.7	826.9
Other assets	798.4	1,559.4
Noncurrent assets of discontinued operations	3.9	60.6
	$12,791.7	$14,222.2
Liabilities and Common Stockholders' Equity		
Current liabilities		
Notes payable	$ 8.5	$ 30.6
Current installments of long-term debt	117.3	382.4
Accounts payable	818.4	925.4
Advances on sales	149.6	178.4
Accrued payroll	272.4	272.0
Other accrued liabilities	1,012.2	1,072.9
Current liabilities of discontinued operations	10.2	142.8
Total current liabilities	2,388.6	3,004.5
Senior long-term debt, excluding current installments	3,949.1	4,878.4
Subordinated debt	400.0	402.3
Other noncurrent liabilities	1,194.6	1,143.1
Total liabilities	7,932.3	9,428.3
Commitments and contingencies (Notes 16 and 17)		
Common stockholders' equity		
Common stock of $5 par value, authorized 1,200,000,000 shares; issued 565,942,765 and 565,842,299	2,829.7	2,829.2
Additional paid-in capital	761.6	755.7
Retained earnings	2,438.1	2,349.2
Accumulated other comprehensive income	44.0	19.9
Less treasury stock, at cost, common shares 47,841,291 and 44,647,495	(1,209.3)	(1,123.8)
	4,864.1	4,830.2
Less unearned restricted stock and common shares held in Employee Equity Fund (0 and 1,062,793)	(4.7)	(36.3)
Total common stockholders' equity	4,859.4	4,793.9
	$12,791.7	$14,222.2

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated Statements of Common Stockholders' Equity

ConAgra Foods, Inc. and Subsidiaries

FOR THE FISCAL YEARS ENDED MAY

COLUMNAR AMOUNTS IN MILLIONS	COMMON SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	TREASURY STOCK	EEF STOCK AND OTHER	TOTAL
Balance at May 26, 2002	565.5	$2,827.5	$743.1	$1,856.4	$(152.5)	$ (676.8)	$(255.4)	$4,342.3
Stock option and incentive plans	0.1	0.6	32.2			(9.6)	38.6	61.8
Fair market valuation of EEF shares			(38.2)				38.2	—
Currency translation adjustment					60.1			60.1
Net derivative adjustment					(2.1)			(2.1)
Minimum pension liability					(64.9)			(64.9)
Dividends declared on common stock;								
$0.978 per share				(516.4)				(516.4)
Net income				763.8				763.8
Balance at May 25, 2003	565.6	2,828.1	737.1	2,103.8	(159.4)	(686.4)	(178.6)	4,644.6
Stock option and incentive plans	0.2	1.1	67.0			(18.8)	93.9	143.2
Fair market valuation of EEF shares			(48.4)				48.4	—
Currency translation adjustment					44.6			44.6
Repurchase of common shares						(418.6)		(418.6)
Loss recognized directly in retained earnings (see Note 2)				(23.8)				(23.8)
Unrealized gain on securities, net					90.5			90.5
Net derivative adjustment					31.5			31.5
Minimum pension liability					12.7			12.7
Dividends declared on common stock;								
$1.028 per share				(542.1)				(542.1)
Net income				811.3				811.3
Balance at May 30, 2004	565.8	2,829.2	755.7	2,349.2	19.9	(1,123.8)	(36.3)	4,793.9
Stock option and incentive plans	0.1	0.5	20.3			95.9	17.2	133.9
Fair market valuation of EEF shares			(14.4)				14.4	—
Currency translation adjustment					26.6			26.6
Repurchase of common shares						(181.4)		(181.4)
Income recognized directly in retained earnings (see Note 2)				2.2				2.2
Unrealized loss on securities, net					(0.5)			(0.5)
Net derivative adjustment					(0.8)			(0.8)
Minimum pension liability					(1.2)			(1.2)
Dividends declared on common stock;								
$1.078 per share				(554.8)				(554.8)
Net income				641.5				641.5
Balance at May 29, 2005	565.9	$2,829.7	$761.6	$2,438.1	$ 44.0	$(1,209.3)	$ (4.7)	$4,859.4

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

ConAgra Foods, Inc. and Subsidiaries

FOR THE FISCAL YEARS ENDED MAY	2005	2004	2003
Dollars in millions			
Cash flows from operating activities:			
Net income	$ 641.5	$ 811.3	$763.8
Income (loss) from discontinued operations	(21.6)	97.3	(52.2)
Income from continuing operations	663.1	714.0	816.0
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:			
Depreciation and amortization	350.9	345.4	368.9
Gain on sale of Pilgrim's Pride Corporation common stock	(185.7)	—	—
Undistributed earnings of affiliates	(21.6)	(19.1)	(45.9)
Non-cash impairment and casualty losses	120.8	—	—
(Gain)/loss on sale of fixed assets and investments	(6.1)	(42.2)	34.0
Changes in amounts sold under the accounts receivable securitization, net	—	(470.0)	(135.5)
Cumulative effect of changes in accounting	—	13.1	(3.9)
Other items (includes pension and other postretirement benefits)	117.3	66.3	(70.9)
Change in operating assets and liabilities before effects of business acquisitions and dispositions:			
Accounts receivable	12.5	(89.9)	39.2
Inventory	(105.0)	(173.9)	(139.7)
Prepaid expenses and other current assets	45.1	230.7	1.5
Accounts payable	(135.9)	217.7	(168.7)
Accrued liabilities	(18.2)	(86.6)	232.5
Net cash flows from operating activities – continuing operations	837.2	705.5	927.5
Net cash flows from operating activities – discontinued operations	271.4	(124.5)	(252.0)
Net cash flows from operating activities	1,108.6	581.0	675.5
Cash flows from investing activities:			
Additions to property, plant and equipment	(453.4)	(348.6)	(369.8)
Sale of investment in Swift Foods and UAP preferred securities	229.5	—	—
Sale of Pilgrim's Pride Corporation common stock	282.5	—	—
Sale of businesses and property, plant and equipment	94.5	91.0	826.0
Notes receivable and other items	(8.3)	42.9	158.2
Net cash flows from investing activities – continuing operations	144.8	(214.7)	614.4
Net cash flows from investing activities – discontinued operations	156.3	898.8	(56.9)
Net cash flows from investing activities	301.1	684.1	557.5
Cash flows from financing activities:			
Net short-term borrowings	(22.1)	29.0	(0.7)
Repayment of long-term debt	(1,160.0)	(515.0)	(222.0)
Repurchase of ConAgra Foods common shares	(181.4)	(418.6)	—
Cash dividends paid	(550.3)	(536.7)	(509.2)
Proceeds from exercise of employee stock options	103.8	118.0	32.0
Other items	(0.7)	(2.2)	1.4
Net cash flows from financing activities – continuing operations	(1,810.7)	(1,325.5)	(698.5)
Net cash flows from financing activities – discontinued operations	—	(19.1)	(4.3)
Net cash flows from financing activities	(1,810.7)	(1,344.6)	(702.8)
Net change in cash and cash equivalents	(401.0)	(79.5)	530.2
Cash and cash equivalents at beginning of period	608.6	688.1	157.9
Cash and cash equivalents at end of period	$207.6	$608.6	$ 688.1

The accompanying Notes are an integral part of the consolidated financial statements.

Fiscal years ended May 29, 2005, May 30, 2004 and May 25, 2003
Columnar Amounts in Millions Except Per Share Amounts

1. Summary of Significant Accounting Policies

Fiscal Year — The fiscal year of ConAgra Foods, Inc. ("ConAgra Foods" or the "company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of a 52-week period for fiscal year 2005, a 53-week period for fiscal year 2004 and a 52-week period for fiscal year 2003.

Basis of Consolidation — The consolidated financial statements include the accounts of ConAgra Foods and all majority-owned subsidiaries. In addition, the accounts of all variable interest entities for which the company is determined to be the primary beneficiary are included in the company's consolidated financial statements from the date such determination is made. All significant intercompany investments, accounts and transactions have been eliminated.

Investments in Unconsolidated Subsidiaries — The investments in and the operating results of 50%-or-less-owned entities not required to be consolidated are included in the financial statements on the basis of the equity method of accounting or the cost method of accounting, depending on specific facts and circumstances.

Cash and Cash Equivalents — Cash and all highly liquid investments with a maturity of three months or less at the date of acquisition, including short-term time deposits, government agency and corporate obligations, are classified as cash and cash equivalents.

Inventories — The company principally uses the lower of cost (determined using the first-in, first-out method) or market for valuing inventories not hedged. Grain, flour and major feed ingredient inventories are hedged to the extent practicable and are principally stated at market, including adjustment to market of open contracts for purchases and sales.

Property, Plant and Equipment — Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Land improvements	1 – 40 years
Buildings	15 – 40 years
Machinery and equipment	3 – 20 years
Furniture, fixtures, office equipment and other	5 – 15 years

The company reviews property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset considered "held-and-used" is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset's carrying amount is reduced to its estimated fair value. An asset considered "held-for-sale" is reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Identifiable Intangible Assets — Goodwill and other identifiable intangible assets with indefinite lives (e.g., brands or trademarks) are not amortized and are tested annually for impairment of value and whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset's carrying amount is reduced to its fair value. The company's annual impairment testing is performed during the fourth quarter using a discounted cash flow-based methodology.

Identifiable intangible assets with definite lives (e.g., licensing arrangements with contractual lives or customer lists) are amortized over their estimated useful lives and tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset is written down to its fair value.

Derivative Instruments — The company uses derivatives (e.g., futures and options) for the purpose of hedging exposure to changes in commodity prices, interest rates and foreign currency exchange rates. The fair value of each derivative is recognized in the balance sheet within current assets or current liabilities. For derivatives that do not qualify for hedge accounting, changes in the fair value of the derivatives are recognized immediately in the statement of earnings. For derivatives designated as a hedge of an existing asset or liability (e.g., inventory), both the derivative and hedged item are recognized at fair value within the balance sheet with the changes in both of these fair values being recognized immediately in the statement of earnings. For derivatives designated as a hedge of an anticipated transaction (e.g., future purchase of inventory), changes in the fair value of the derivatives are deferred in the balance sheet within accumulated other comprehensive income to the extent the hedge is effective in mitigating the exposure to the related anticipated transaction. Any ineffectiveness associated with the hedge is recognized immediately in the statement of earnings. Amounts deferred within accumulated other comprehensive income are recognized in the statement of earnings in the same period during which the hedged transaction affects earnings (e.g., when hedged inventory is sold).

Fair Values of Financial Instruments — Unless otherwise specified, the company believes the carrying value of financial instruments approximates their fair value.

Asset Retirement Obligations and Environmental Liabilities — The company records liabilities for the costs the company is legally obligated to incur in order to retire a long-lived asset at some point in the future. The fair values of these obligations are recorded as liabilities on a discounted basis, and the cost associated with these liabilities is capitalized as part of the carrying amount of the related assets. Over time, the liability will increase, reflecting the accretion of the obligation from its present value to the amount the company will pay to extinguish the liability and the capitalized asset retirement costs will be depreciated over the useful lives of the related assets.

Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Such liabilities are adjusted as new information develops or circumstances change. The company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. Management's estimate of its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. The company has not reduced its environmental liabilities for potential insurance recoveries.

Employment-Related Benefits — Employment-related benefits associated with pensions, postretirement health care benefits and workers' compensation are expensed as such obligations are incurred by the company. The recognition of expense is impacted by estimates made by management, such as discount rates used to value certain liabilities, future health costs and employee accidents incurred but not yet reported. The company uses third-party specialists to assist management in appropriately measuring the expense associated with employment-related benefits.

Revenue Recognition — Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances and product returns. The company, principally in its Food Ingredients segment, receives cash advances on sales from customers in the ordinary course of business. These advances on sales are reflected in current liabilities until inventory is delivered to the customer based on terms of sale, at which time revenue is recognized.

Net Sales — Gross profits earned from commodity trading activities, which are included in net sales, total $264.4 million, $166.6 million and $194.9 million for fiscal 2005, 2004 and 2003, respectively.

Net sales and cost of goods sold, if reported on a gross basis for these activities, would be increased by $17.9 billion, $14.0 billion and $14.3 billion for fiscal 2005, 2004 and 2003, respectively.

Marketing Costs — The company incurs various types of marketing costs in order to promote its products, including retailer incentives and consumer incentives. The company expenses each of these types of marketing costs as incurred. In addition, the company incurs advertising costs, which are expensed in the year incurred. Advertising and promotion expenses totaled $343.8 million, $406.2 million and $436.0 million in fiscal 2005, 2004 and 2003, respectively.

Stock-Based Compensation — The company has stockholder approved stock option plans which provide for granting of options to employees for purchase of common stock at prices equal to the fair value at the time of grant. The company accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*. Accordingly, no stock-based compensation expense is reflected in net income for stock options granted, as options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The company issues stock under various stock-based compensation arrangements approved by stockholders, including restricted stock, phantom stock and stock issued in lieu of cash bonuses. The value of restricted and phantom stock, equal to fair value at the time of grant, is amortized as compensation expense over the vesting period. Stock issued in lieu of cash bonuses is recognized as compensation expense as earned. In addition, the company grants restricted share equivalents. The restricted share equivalents are credited with appreciation or depreciation in the company's stock during the restriction period and will be settled in cash when the restriction period ends. The company amortizes the expense associated with the restricted share equivalents over the period of restriction.

The following table illustrates the required pro forma effect on net income and earnings per share assuming the company had followed the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, for all outstanding and unvested stock options and other stock-based compensation for the years ended May 29, 2005, May 30, 2004 and May 25, 2003.

	2005	2004	2003
Net income, as reported	$ 641.5	$ 811.3	$763.8
Add: Stock-based employee compensation included in reported net income, net of related tax effects	15.3	13.5	11.3
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(32.9)	(31.8)	(31.5)
Pro forma net income	$623.9	$793.0	$743.6
Earnings per share:			
Basic earnings per share — as reported	$ 1.24	$ 1.54	$ 1.44
Basic earnings per share — pro forma	$ 1.21	$ 1.50	$ 1.41
Diluted earnings per share — as reported	$ 1.23	$ 1.53	$ 1.44
Diluted earnings per share — pro forma	$ 1.20	$ 1.50	$ 1.41

The fair value of each option was estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used:

	2005	2004	2003
Dividend yield	4.0%	4.0%	3.9%
Expected volatility	21.4%	27.9%	30.0%
Risk-free interest rate	3.48%	3.08%	4.30%
Expected life of stock option	6 years	6 years	6 years

The weighted average fair value per option was $4.14, $4.22 and $5.88 for options granted during fiscal 2005, 2004 and 2003, respectively.

Income Taxes — The company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* The company recognizes current tax liabilities and assets based on an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the company transacts business. As part of the determination of its current tax liability, management exercises considerable judgment in evaluating positions taken by the company in its tax returns. The company has established reserves for probable tax exposures. These reserves, included in current liabilities, represent the company's estimate of amounts expected to be paid, which the company adjusts over time as more information regarding tax audits becomes available.

The company also recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences (e.g., book depreciation versus tax depreciation). If appropriate, the company recognizes valuation allowances to reduce such deferred tax assets to amounts that are more likely than not to be ultimately realized, based on the company's assessment of estimated future taxable income, including the consideration of available tax planning strategies.

Comprehensive Income — Comprehensive income includes net income, currency translation adjustments, certain derivative-related activity, changes in the value of the company's available-for-sale investments and changes in the minimum pension liability. When the company deems its foreign investments to be permanent in nature, it does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars. The company reclassified $14.3 million of foreign currency translation gains, and $7.1 million and $7.2 million of foreign currency translation losses to net income due to the disposal of foreign subsidiaries in fiscal 2005, 2004 and 2003, respectively.

The following is a rollforward of the balances in accumulated other comprehensive income, net of tax (except for currency translation adjustment):

	CURRENCY TRANSLATION ADJUSTMENT	NET DERIVATIVE ADJUSTMENT	UNREALIZED GAIN (LOSS) ON SECURITIES, NET	MINIMUM PENSION LIABILITY	ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSS)
Balance at May 26, 2002	$(117.7)	$(21.4)	$ —	$ (13.4)	$(152.5)
Current-period change	60.1	(2.1)	—	(64.9)	(6.9)
Balance at May 25, 2003	(57.6)	(23.5)	—	(78.3)	(159.4)
Current-period change	44.6	31.5	90.5	12.7	179.3
Balance at May 30, 2004	(13.0)	8.0	90.5	(65.6)	19.9
Current-period change	26.6	(0.8)	(0.5)	(1.2)	24.1
Balance at May 29, 2005	**$ 13.6**	**$ 7.2**	**$90.0**	**$(66.8)**	**$ 44.0**

The following details the income tax expense (benefit) on components of other comprehensive income (loss):

	2005	2004	2003
Net derivative adjustment	**$(0.5)**	$19.3	$ (1.3)
Unrealized gain (loss) on available-for-sale securities	**(0.3)**	55.4	—
Minimum pension liability	**(0.8)**	7.8	(39.8)

Use of Estimates — Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets, liabilities, revenues and expenses as reflected in the financial statements. Actual results could differ from these estimates.

Reclassifications — In the fourth quarter of fiscal 2005, the company completed the disposition of the remaining businesses of its Agricultural Products segment ("UAP International"). The company had completed the sale of the U.S. and Canadian crop inputs business ("UAP North America") in November 2003. Accordingly, the company reflects the results of the entire former Agricultural Products segment as discontinued operations.

In the fourth quarter of fiscal 2005, the company implemented a plan to exit its specialty meats foodservice business. The company closed a manufacturing facility in Alabama, sold its operations in California and is negotiating a sale of its operations in Illinois. Upon the sale of the Illinois operations in July 2005, the company has no remaining specialty meats operations. Accordingly, the company removed the results of these businesses from the Foodservice Products reporting segment and now reflects the results of these businesses as discontinued operations for all periods presented.

In May 2004, the company completed the sale of its animal feed business located in Spain and Portugal ("Spanish feed business"). The company completed the sale of a related poultry business in Portugal ("Portuguese poultry business") in June 2004. Accordingly, the company removed the results of these businesses from the Food Ingredients reporting segment and reflects the results of these businesses as discontinued operations for all periods presented.

In November 2003, the company completed the sale of its chicken business. The company removed the chicken business results from the Meat Processing reporting segment and reflects the chicken business results as discontinued operations for all periods presented.

In September 2002, the company sold a controlling interest in its fresh beef and pork operations to a joint venture led by outside investors. In the second quarter of fiscal 2005, the company sold its remaining minority interest investment in the fresh meat processing component of this business. Also in the second quarter of fiscal 2005, the company, through a series of transactions, disposed of its remaining interest in the cattle feeding component of this business. Certain cattle feeding related inventory balances were retained by the company and were sold in the ordinary course of business throughout the remainder of fiscal 2005. The company reports the results of the cattle feeding operations in discontinued operations from September 2004 through the end of fiscal 2005. The company reports its share of the results of the fresh meat processing and cattle feeding operations from September 2002 through September 2004 as equity method investment earnings. The results of the fresh meat processing and cattle feeding operations prior to September 2002 are reported in the Meat Processing reporting segment.

Accounting Changes — Effective February 22, 2004, the company adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46, *Consolidation of Variable Interest Entities, as revised December 2003* ("FIN 46R"). As a result of adopting FIN 46R, the company has consolidated the assets and liabilities of several entities from which it leases property, plant and equipment, resulting in a cumulative effect of accounting change that reduced net income by $1.4 million (net of taxes of $0.9 million) in the third quarter of fiscal 2004. Certain of the entities from which the company leases various buildings are partnerships (the "partnerships"), the beneficial owners of which are Opus Corporation or its affiliates ("Opus"). A member of the company's board of directors is a beneficial owner, officer and director of Opus. Financing costs related to these leases were previously included in selling, general and administrative expenses. Effective with the adoption of FIN 46R, these financing costs are included in interest expense, net. The company also deconsolidated ConAgra Capital, L.C., an indirectly controlled subsidiary of the company. The company removed the preferred securities of a subsidiary company of $175.0 million upon the deconsolidation of ConAgra Capital, L.C., which securities are included in the long-term debt balance as of May 30, 2004. During the third quarter of fiscal 2005, the company redeemed these securities. The company has no other material obligations arising out of variable interests with unconsolidated entities.

Effective May 26, 2003, the company adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires the company to recognize the fair value of a liability associated with the cost the company is legally obligated to incur in order to retire an asset at some point in the future. The associated asset retirement costs are capitalized as part of the carrying amount of the associated long-lived asset. Over time, the liability increases, reflecting the accretion of the obligation from its present value to the amount the company estimates it will pay to extinguish the liability, and the capitalized asset retirement costs are depreciated over the useful life of the related asset. Application of this accounting standard resulted in a cumulative effect of a change in accounting that decreased net income by $11.7 million (net of taxes of $7.2 million), or $0.02 per diluted share in the first quarter of fiscal 2004. Asset retirement obligations of $12.7 million and $18.5 million are reflected in the company's balance sheets at May 29, 2005 and May 30, 2004, respectively. The majority of the company's asset retirement obligations relate to various contractual obligations for restoration of leased assets at the end of lease terms.

The company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, at the beginning of fiscal 2003. The company's adoption of SFAS No. 142 resulted in a cumulative effect of an accounting change that increased net income by $3.9 million, or $0.01 per diluted share, for the fiscal year ended May 25, 2003. Amortization of goodwill and other identifiable intangible assets with indefinite lives was discontinued as of the adoption date.

Recently Issued Accounting Pronouncements — On December 16, 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS No. 123R"), *Share-Based Payment*. SFAS No. 123R will require the company to measure the cost of all employee stock-based compensation awards based on the grant date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). Accordingly, the adoption of SFAS No. 123R will have an impact on the company's results of operations, although it will have no impact on the company's overall financial position. SFAS No. 123R is effective beginning in the company's first quarter of fiscal 2007. Management is currently evaluating the impact that the adoption of this statement will have on the company's consolidated results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4*. SFAS No. 151 amends the guidance in ARB No. 43, *Inventory Pricing*, for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that those items be recognized as current-period expenses. This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred beginning in the company's fiscal 2007. Management is currently evaluating the impact that the adoption of this statement will have on the company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.* APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends APB Opinion No. 29, eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets, and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not expect this statement to have a material impact on the company's consolidated financial position or results of operations.

2. Discontinued Operations and Divestitures

Chicken Business Divestiture

On November 23, 2003, the company completed the sale of its chicken business to Pilgrim's Pride Corporation (the "chicken business divestiture"). The company has reflected the results of operations, cash flows, assets and liabilities of the chicken business as discontinued operations for all periods presented.

As part of the divestiture, the company received $301.0 million of cash and 25.4 million shares of Pilgrim's Pride Corporation common stock valued at $246.1 million. The fair value of the Pilgrim's Pride Corporation common stock was based on an independent valuation as of the date of the transaction and was reflective of the common stock's trading restrictions.

The final sales price of the chicken business was subject to a purchase price adjustment based on determination of the final net assets sold, which occurred in the first quarter of fiscal 2005. As part of the final purchase price adjustment, the company paid $34 million to Pilgrim's Pride. The company recognized a pre-tax loss of $11.7 million ($7.1 million after tax) for this final settlement in the fourth quarter of fiscal 2004.

During the fourth quarter of fiscal 2003, the company recognized an impairment charge of $69.4 million (net of an income tax benefit of $42.6 million) to reduce the carrying amount of the chicken business' goodwill to zero and to reflect a reduction in the carrying values of long-lived assets of the chicken business to their fair value, less cost to sell.

During the third quarter of fiscal 2005, the company sold ten million shares of the Pilgrim's Pride Corporation common stock for $282.5 million, resulting in a pre-tax gain of $185.7 million and a net-of-tax reclassification from accumulated other comprehensive income of $115.2 million.

Subsequent Event

In August 2005, the company sold the remaining 15.4 million shares of Pilgrim's Pride Corporation common stock to that company for $482 million. The company will recognize a pre-tax gain of approximately $333 million, which will be subject to federal and state income tax, in its first quarter of fiscal 2006. This gain included the following:

Amounts included in accumulated other comprehensive income at May 29, 2005 for 6.96 million shares classified as available-for-sale	$ 181
Reduction in value (including sales commission) associated with shares classified as available-for-sale from May 29, 2005 to August 3, 2005	(30)
Gain realized on the additional 8.48 million shares not classified as available-for-sale	182
Total pre-tax gain	$333

UAP North America and UAP International Divestitures

On November 23, 2003, the company completed the sale of UAP North America to Apollo Management, L.P. ("Apollo"). In the fourth quarter of fiscal 2005, the company completed the disposition of the remaining businesses of its Agricultural Products segment ("UAP International"). Accordingly, the company reflects the results of the entire Agricultural Products segment as discontinued operations for all periods presented.

As part of its disposition of UAP North America, the company initially received $503 million of cash, $60 million of Series A redeemable preferred stock of UAP Holdings (the "UAP Preferred Securities") and $61 million in the form of a receivable from Apollo. The company collected the receivable balance in the first quarter of fiscal 2005. As of May 29, 2005, UAP Holdings had repurchased all of the preferred securities for cash.

As a result of the UAP North America divestiture, the company recognized during fiscal 2004 a loss on disposition of businesses of $14.6 million and $43.8 million of income resulting from rebates UAP North America received from its suppliers subsequent to the divestiture date that relate to pre-divestiture operations. These amounts are included in the company's results from discontinued operations.

The company sold substantially all of the remaining assets of UAP International during the third and fourth quarters of fiscal 2005 for total proceeds of $43.3 million, resulting in a loss of $2.4 million. The company had previously recognized impairment charges of $9.7 million and $28.6 million in fiscal 2004 and fiscal 2005, respectively, in order to reflect the assets of UAP International at their estimated fair value, less cost to sell, in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Through the third quarter of fiscal 2005, the company had not recognized any tax benefit in relation to these impairment charges, as management believed that the ultimate realization of these losses would not be tax deductible. During the fourth quarter of fiscal 2005, the company implemented a tax planning strategy, concurrent with the disposition of the assets of UAP International, which effectively allowed the company to reduce its taxable income in the United States by the amount of losses realized on the sale of a portion of UAP International. As such, the company recognized a tax benefit of $20.8 million within results of discontinued operations in the fourth quarter of fiscal 2005.

The company's UAP North America and UAP International operations had a fiscal year-end of February, while the company's consolidated year-end is May. Historically, the results of UAP North America and UAP International have been reflected in the company's consolidated results on a three-month "lag" (e.g., UAP's results for December through February are included in the company's consolidated results for the period March through May). Due to the disposition of UAP North America in November 2003, a $23.8 million net-of-tax loss, representing the results for the three months ending November 2003, was recorded directly to retained earnings. If this business had not been divested, this net-of-tax loss would have been recognized in the company's fiscal 2004 consolidated statement of earnings. Due to the disposition of UAP International in April 2005, $2.2 million net-of-tax income, representing the results for the three months ending April 2005, was recorded directly to retained earnings. If this business had not been divested, this net-of-tax income would have been recognized in the company's fiscal 2005 and 2006 consolidated statements of earnings.

Spanish Feed and Portuguese Poultry Divestitures

On May 26, 2004, the company completed the sale of its Spanish feed business to the Carlyle Group for cash proceeds of $82.6 million, resulting in a gain from disposal of businesses of $33.6 million. During the fourth quarter of fiscal 2004, the company wrote-down certain assets of the Portuguese poultry business by $17.2 million in order to reflect these assets at their fair value. The company completed the sale of the Portuguese poultry business for cash proceeds of $3.6 million in the first quarter of fiscal 2005. The company removed the results of these businesses from the Food Ingredients reporting segment and reflects the results of these businesses as discontinued operations for all periods presented.

Specialty Meats Divestiture

In the fourth quarter of fiscal 2005, the company implemented a plan to exit the specialty meats foodservice business. The company closed a manufacturing facility in Alabama, sold its operations in California and, in the first quarter of fiscal 2006, completed the sale of its operations in Illinois. Upon the sale of the Illinois operations, the company has no remaining specialty meats operations. Accordingly, the company removed the results of these businesses from the Foodservice Products reporting segment and now reflects the results of these businesses as discontinued operations for all periods presented.

The company recorded a pre-tax impairment charge of $22.8 million in the third quarter of fiscal 2005 upon the decision to close the manufacturing facility in Alabama, thereby reducing the carrying value of the assets to their expected salvage value, and recognized an additional $4.4 million charge in the fourth quarter of fiscal 2005 for shutdown-related costs. In the fourth quarter of fiscal 2005, the Board of Directors approved a plan to dispose of the manufacturing facilities in California and Illinois. The sale of the facility in California resulted in a pre-tax loss of $2.9 million. The company recorded a pre-tax impairment charge of $8.1 million in the fourth quarter of fiscal 2005 to reduce the carrying value of the Illinois facility to its estimated fair value.

Fresh Beef & Pork Divestiture

In September 2002, the company sold a controlling interest in its fresh beef and pork operations to a joint venture led by Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"). Outside investors purchased 55% of the joint venture and the company continued to own the remaining 45%. The fresh beef operations sold to the joint venture included a beef processing business as well as a cattle feeding business.

The purchase price associated with the cattle feeding business was financed entirely by the company with cattle feeding-related notes receivable maturing in September 2004. These notes were collateralized by the cattle, feedlots and other assets of the cattle feeding business. Due to the purchase price of the cattle feeding business being entirely financed by the company, the legal divestiture of the cattle feeding operation was not recognized as a divestiture for accounting purposes, and the assets, liabilities and results of operations of the cattle feeding business were reflected in the company's financial statements prior to October 15, 2004.

In August 2004, Hicks Muse exercised its option to acquire the company's minority interest investment in the fresh beef and pork business ("Swift Foods"), and as a consequence, on September 24, 2004, the company sold its minority interest investment in Swift Foods to Hicks Muse for $194.1 million, resulting in no significant gain or loss to the company. The company continues to hold subordinated notes in the original principal amount of $150 million plus accrued interest of $35.2 million from Swift Foods. In the fourth quarter of fiscal 2005, Swift Foods effected changes in its capital structure. As a result of those changes, the company determined that the fair value of the subordinated notes was impaired. The company believes this impairment of an available-for-sale security is temporary. As such, the company has reduced the carrying value of the note by $38.6 million and recorded an after-tax charge of $24.0 million in accumulated other comprehensive income.

On September 24, 2004, the company reached an agreement with affiliates of Swift Foods by which the company took control and ownership of approximately $300 million of the net assets of the cattle feeding business, including feedlots and live cattle. On October 15, 2004, the company sold the feedlots to Smithfield Foods for approximately $70 million. These transactions resulted in a gain of approximately $19.0 million (net of taxes of $11.6 million). The company retained live cattle inventory and related derivative instruments and liquidated those assets in an orderly manner over the succeeding several months. The company completed the sale of the live cattle inventory by the end of fiscal 2005. Beginning September 24, 2004, the assets, liabilities and results of operations, including the gain on sale, of the cattle feeding business are classified as discontinued operations.

Summary results of operations of the former Agricultural Products segment, the chicken business, the Spanish feed and Portuguese poultry businesses, the cattle feeding business and the specialty meats foodservice business included within discontinued operations are as follows:

	2005	2004	2003
Net sales	$948.8	$4,096.9	$5,666.1
Long-lived asset impairment charge	(59.4)	(26.9)	(112.0)
Income (loss) from operations of discontinued operations before income taxes	(12.9)	137.5	27.8
Net gain from disposal of businesses	26.3	51.1	—
Income (loss) before income taxes	(46.0)	161.7	(84.2)
Income tax (expense) benefit	24.4	(64.4)	32.0
Income (loss) from discontinued operations, net of tax	$ (21.6)	$ 97.3	$ (52.2)

The assets and liabilities of the former Agricultural Products segment, the Spanish feed and Portuguese poultry businesses and the specialty meats foodservice business as of May 29, 2005 and May 30, 2004 are as follows:

	2005	2004
Receivables, less allowances for doubtful accounts	$ 0.9	$102.6
Inventories	28.5	112.8
Prepaid expenses and other current assets	—	5.7
Current assets of discontinued operations	$29.4	$ 221.1
Property, plant and equipment, net	$ 3.9	$ 51.3
Goodwill and other intangibles	—	8.0
Other assets	—	1.3
Noncurrent assets of discontinued operations	$ 3.9	$ 60.6
Notes payable	$ —	$ 23.2
Accounts payable	6.1	97.6
Other accrued liabilities and advances on sales	4.1	22.0
Current liabilities of discontinued operations	$10.2	$142.8

3. Goodwill and Other Identifiable Intangible Assets

Goodwill by reporting segment is as follows:

	2005	2004
Retail Products	$3,477.7	$3,476.9
Foodservice Products	283.2	277.1
Food Ingredients	36.8	34.6
Total	$3,797.7	$3,788.6

Other identifiable intangible assets are as follows:

	2005		2004	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizing intangible assets	$790.5	$ —	$ 798.1	$ —
Amortizing intangible assets	42.1	12.9	38.7	9.9
Total	$832.6	$12.9	$836.8	$9.9

Non-amortizing intangible assets are comprised of the following balances:

	2005	2004
Brands/Trademarks	$769.6	$776.4
Pension Intangible Asset	19.5	20.3
Miscellaneous	1.4	1.4
Total non-amortizing intangible assets	$790.5	$798.1

Amortizing intangible assets, carrying a weighted average life of approximately 16 years, are principally composed of licensing arrangements and customer lists. For fiscal years 2005, 2004 and 2003, the company recognized $2.1 million, $2.8 million and $3.8 million, respectively, of amortization expense. Based on amortizing assets recognized in the company's balance sheet as of May 29, 2005, amortization expense is estimated to be approximately $3 million for each of the next five years.

During the third quarter of fiscal 2005, the company recorded a pre-tax impairment charge of approximately $9 million to reflect a reduction in value of one of its brands, due to changes in the company's strategy for the future use of the brand.

4. Earnings Per Share

Basic earnings per share is calculated on the basis of weighted average outstanding common shares. Diluted earnings per share is computed on the basis of basic weighted average outstanding common shares adjusted for the dilutive effect of stock options, restricted stock awards and other dilutive securities.

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:

	2005	2004	2003
Net income:			
Income from continuing operations before cumulative effect of changes in accounting	$663.1	$727.1	$ 812.1
Income (loss) from discontinued operations	(21.6)	97.3	(52.2)
Cumulative effect of changes in accounting	—	(13.1)	3.9
Net income	$ 641.5	$811.3	$763.8
Weighted average shares outstanding:			
Basic weighted average shares outstanding	516.2	527.2	528.6
Add: Dilutive effect of stock options, restricted stock awards and other dilutive securities	4.0	3.5	2.1
Diluted weighted average shares outstanding	520.2	530.7	530.7

At the end of fiscal years 2005, 2004 and 2003, there were 6.9 million, 12.2 million and 15.4 million stock options outstanding, respectively, that were excluded from the computation of shares contingently issuable upon exercise of the stock options because exercise prices exceeded the annual average market value of common stock.

5. Receivables Securitization

The company had previously entered into agreements to sell interests in pools of receivables, in an amount not to exceed $400 million at any one time. During fiscal 2005, the company effectively terminated these agreements. There were no interests in pools of receivables sold at fiscal year-end 2005 and 2004.

6. Cost Reduction Efforts

In fiscal 2004, the company identified specific operating efficiency initiatives as part of an effort to improve the company's cost structure, margins and competitive position. As a result of these specific initiatives, the company recognized certain expenses during fiscal 2004 and 2005, including employee termination costs, accelerated depreciation on fixed assets, equipment/employee relocation costs, asset impairments and other related costs. The company recognized $21.1 million and $61.8 million of expenses in fiscal 2005 and 2004, respectively, for these initiatives. These costs were incurred primarily in the Retail Products segment in fiscal 2005 and in the Retail Products and Foodservice Products segments in fiscal 2004. The company does not anticipate additional costs associated with these initiatives.

In addition to the above, as part of the company's ongoing efforts to reduce general and administrative expenses, including salaried headcount, during the fourth quarter of fiscal 2005 the company announced it was in the process of eliminating several hundred salaried jobs across the organization. The headcount reductions will be largely complete by the end of the first quarter of fiscal 2006. The company recognized $42.7 million of severance expense during fiscal 2005 primarily within its Retail Products segment and Corporate. As of the end of fiscal 2005, $42.4 million was reflected in other accrued liabilities in the company's consolidated balance sheet.

7. Asset Impairments and Casualty Loss

During fiscal 2005, the company determined that it would close a manufacturing facility within its Food Ingredients segment and recognized a charge of $15.0 million to reduce the carrying amounts of the related long-lived assets to their fair values.

As a result of a fire at a manufacturing facility in fiscal 2005, the company recognized a charge, net of insurance recoveries, of $10.0 million in the Foodservice Products segment for the loss of inventory and property, plant and equipment.

In fiscal 2005, the company determined the carrying values of its investments in two unrelated joint ventures were other than temporarily impaired and therefore recognized pre-tax impairment charges totaling $71.0 million ($65.6 million after tax). The pre-tax charges are reflected in equity method investment earnings (loss) in the statement of earnings. The extent of the impairments was determined based upon the company's assessment of the recoverability of its investments, including an assessment of the investees' ability to sustain earnings which would justify the carrying amount of the investments.

During fiscal 2005, the company recorded a pre-tax charge of $10.0 million for an impairment of a brand and related assets in the Retail Products segment.

8. Inventories

The major classes of inventories are as follows:

	2005	2004
Raw materials and packaging	$1,013.0	$ 1,104.0
Work in progress	79.7	70.6
Finished goods	1,382.4	1,170.6
Supplies and other	139.4	171.3
	$2,614.5	$2,516.5

9. Credit Facilities and Borrowings

At May 29, 2005, the company had credit lines from banks that totaled approximately $1.4 billion, including $1.05 billion of long-term revolving credit facilities maturing in May 2007 and short-term loan facilities approximating $345 million. The company has not drawn upon the long-term revolving credit facilities. Borrowings under the long-term revolver agreements bear interest at or below prime rate and may be prepaid without penalty. As of May 29, 2005, the company had $8.5 million drawn under the short-term loan facilities.

The company finances its short-term liquidity needs with bank borrowings, commercial paper borrowings and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities were $118.6 million and $121.1 million for fiscal years 2005 and 2004, respectively. The highest period-end, short-term indebtedness during fiscal 2005 and 2004 was $270.5 million and $295.0 million, respectively. The weighted average interest rate was 1.15% and 2.33% for fiscal 2005 and 2004, respectively.

10. Senior Long-Term Debt, Subordinated Debt and Loan Agreements

	2005	2004
Senior Debt		
8.25% senior debt due September 2030	$ 300.0	$ 300.0
7.0% senior debt due October 2028	400.0	400.0
6.7% senior debt due August 2027 (redeemable at option of holders in 2009)	300.0	300.0
7.125% senior debt due October 2026 (redeemable at option of holders in 2006)	400.0	400.0
7.875% senior debt due September 2010	750.0	750.0
9.875% senior debt due November 2005	100.0	100.0
7.5% senior debt, repaid in fiscal 2005	—	600.0
9.87% to 9.95% senior notes due in various amounts through 2009	21.9	25.2
8.1% to 9.0% publicly issued medium-term notes, repaid in fiscal 2005	—	12.0
6.0% senior debt due September 2006	500.0	500.0
6.75% senior debt due September 2011	1,000.0	1,000.0
1.65% to 9.28% Industrial Development Revenue Bonds (collateralized by plant and equipment) due on various dates through 2019	5.2	13.5
4.55% to 10.07% lease financing obligations due on various dates through 2024	232.4	194.7
Notes securing preferred securities of a subsidiary company	—	221.5
Miscellaneous unsecured	51.4	50.7
Total face value senior debt	4,060.9	4,867.6
Subordinated Debt		
9.75% subordinated debt due March 2021	400.0	400.0
7.4% subordinated debt, repaid in fiscal 2005	—	300.0
7.375% subordinated debt, repaid in fiscal 2005	—	50.0
Total face value subordinated debt	400.0	750.0
Total debt face value	4,460.9	5,617.6
Unamortized discounts/premiums	(9.1)	(10.3)
Hedged debt adjustment to fair value	14.6	55.8
Less current portion	(117.3)	(382.4)
Total long-term debt	$4,349.1	$5,280.7

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 29, 2005, are as follows:

2006	$ 117.3
2007	518.5
2008	19.8
2009	19.9
2010	17.0

The most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the company to repay the debt if consolidated funded debt exceeds 65% of the consolidated capital base or if fixed charges coverage is less than 1.75 to 1.0, as such terms are defined in applicable agreements. As of the end of fiscal 2005, the company's consolidated funded debt was approximately 45% of its consolidated capital base and the fixed charges ratio was approximately 3.9 to 1.0.

Net interest expense consists of:

	2005	2004	2003
Long-term debt	$ 349.1	$335.1	$328.4
Short-term debt	0.8	7.2	19.2
Interest income	(27.0)	(49.6)	(53.7)
Interest included in cost of goods sold	(19.3)	(13.4)	(15.3)
Interest capitalized	(8.6)	(4.4)	(3.9)
	$295.0	$274.9	$ 274.7

As noted in the above table, interest expense incurred to finance hedged inventories has been reflected in cost of goods sold.

Net interest paid was $360.3 million, $334.2 million and $293.5 million in fiscal 2005, 2004 and 2003, respectively.

In fiscal 2004, the company received approximately $134 million from the termination of all of its interest rate swaps (see Note 18). The proceeds are not included in the net interest paid amount for fiscal 2004. The company's net interest expense was reduced by $27.5 million in fiscal 2005 due to the net impact of previously closed interest rate swap agreements, as compared to $76.1 million in fiscal 2004.

The carrying amount of long-term debt (including current installments) was $4.5 billion and $5.7 billion as of May 29, 2005 and May 30, 2004, respectively. Based on current market rates provided primarily by outside investment bankers, the fair value of this debt at May 29, 2005, and May 30, 2004 was estimated at $5.2 billion and $6.2 billion, respectively.

During the third quarter of fiscal 2005, the company retired $600 million of 7.5% senior debt that was due September 2005. This early retirement of debt resulted in a pre-tax loss of $22 million, which is included in selling, general and administrative expenses. Also in the third quarter of fiscal 2005, the company redeemed the preferred securities of ConAgra Capital, L.C., an indirectly controlled subsidiary of the company, held by third parties in the amount of $175 million. Due to the adoption of FIN 46R, ConAgra Capital, L.C. was deconsolidated, and therefore the loan between the company and ConAgra Capital, L.C. was reflected in the company's consolidated balance sheet as $221 million of long-term debt and the amount of the company's investment in ConAgra Capital, L.C. of $46 million was reflected as other assets as of May 30, 2004.

In addition to these early retirements of debt, the company made scheduled principal payments during fiscal 2005, reducing long-term debt by $385 million.

11. Other Noncurrent Liabilities

Other noncurrent liabilities consist of:

	2005	2004
Legal and environmental liabilities primarily associated with the company's acquisition of Beatrice Company (see Note 17)	$ 111.3	$ 132.2
Postretirement health care and pensions	615.8	578.9
Deferred taxes	477.8	377.5
Liabilities of divested cattle feeding operations (see Note 2)	—	34.8
Other	77.2	97.1
	1,282.1	1,220.5
Less current portion	(87.5)	(77.4)
	$1,194.6	$ 1,143.1

12. Capital Stock

The company has authorized shares of preferred stock as follows:

Class B — $50 par value; 150,000 shares
Class C — $100 par value; 250,000 shares
Class D — without par value; 1,100,000 shares
Class E — without par value; 16,550,000 shares

There were no preferred shares issued or outstanding as of May 29, 2005.

On December 4, 2003, the company announced a share repurchase program of up to $1 billion. During fiscal 2005 and fiscal 2004, the company repurchased approximately 6.8 million shares at a total cost of $181.4 million and 15.3 million shares at a total cost of $418.6 million, respectively.

13. Employee Equity Fund

In fiscal 1993, the company established a $700 million Employee Equity Fund ("EEF"), a grantor trust, to pre-fund future stock-related obligations of the company's compensation and benefit plans. The EEF supported employee plans that used ConAgra Foods common stock.

For financial reporting purposes, the EEF was consolidated with ConAgra Foods. The fair value of the shares held by the EEF was shown as a reduction to common stockholders' equity in the company's consolidated balance sheets. All dividends and interest transactions between the EEF and ConAgra Foods were eliminated. Differences between cost and fair value of shares held and/or released were included in consolidated additional paid-in capital.

During fiscal 2005, all remaining shares held by the EEF were issued, and the EEF was terminated. At May 30, 2004, the EEF held 1.1 million shares at a cost per share of $14.55 and a fair value per share of $28.12.

14. Stock Plans

Stock option plans approved by the stockholders provide for granting of options to employees for purchase of common stock at prices equal to fair value at the time of grant. Options become exercisable under various vesting schedules (typically three to five years) and generally expire 10 years after the date of grant.

A summary of the outstanding and exercisable stock options during the three years ended May 29, 2005 is presented below:

(Shares in millions)	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	28.8	$23.98	35.2	$23.76	31.9	$ 22.97
Granted	3.8	$ 27.43	3.7	$ 21.90	7.5	$ 25.58
Exercised	(5.2)	$ 21.94	(5.8)	$ 20.47	(2.3)	$ 17.71
Forfeited/Expired	(3.2)	$ 26.10	(4.3)	$ 25.19	(1.9)	$ 24.82
Outstanding at end of year	24.2	$ 24.71	28.8	$23.98	35.2	$ 23.76
Options exercisable at end of year	18.1	$ 24.73	18.9	$ 24.46	21.1	$23.83

The following table summarizes information about stock options outstanding as of May 29, 2005:

(Shares in millions)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.87 – $20.75	1.9	4.2	$ 19.63	1.9	$ 19.63
$20.76 – $22.00	7.6	6.6	$ 21.60	5.2	$ 21.64
$22.01 – $25.36	4.7	5.0	$ 24.40	4.0	$ 24.27
$25.37 – $28.31	8.1	7.2	$26.98	5.1	$26.95
$28.32 – $36.81	1.9	2.8	$33.28	1.9	$33.37
$ 4.87 – $36.81	24.2	6.0	$ 24.71	18.1	$ 24.73

In accordance with stockholder-approved plans, the company grants stock under various stock-based compensation arrangements including restricted stock, phantom stock and stock issued in lieu of cash bonuses. Under each arrangement, stock is issued without direct cost to the employee. In addition, the company grants restricted share equivalents. The restricted share equivalents are credited with appreciation or depreciation in the company's stock during the restriction period and will be settled in cash when the restriction period ends. During fiscal 2005, 2004 and 2003, the company granted shares and share equivalents totaling 1.9 million, 2.1 million and 1.1 million, respectively, with a weighted average grant date value of $27.50, $23.95 and $25.15, respectively, under these arrangements. The compensation expense for the company's stock-based awards totaled $25.1 million, $21.8 million and $18.2 million for fiscal 2005, 2004 and 2003, respectively. At May 29, 2005, the amount of deferred stock-based compensation granted, but to be recognized over future periods, was estimated to be $69.9 million.

At May 29, 2005, approximately 13.9 million shares were reserved for granting additional options and restricted, phantom or bonus stock awards.

15. Pre-tax Income and Income Taxes

Pre-tax income from continuing operations (including equity method investment earnings (loss)) before cumulative effect of changes in accounting consisted of the following:

	2005	2004	2003
United States	$1,079.9	$1,094.4	$1,156.3
Foreign	53.2	61.5	101.5
	$ 1,133.1	$ 1,155.9	$1,257.8

The provision for income taxes includes the following:

	2005	2004	2003
Current			
Federal	$ 197.4	$ 219.9	$192.8
State	16.5	50.8	44.3
Foreign	36.6	32.5	49.2
	250.5	303.2	286.3
Deferred			
Federal	173.1	109.1	138.4
State	46.4	16.5	21.0
	219.5	125.6	159.4
	$470.0	$428.8	$445.7

Income taxes computed by applying statutory rates to income from continuing operations before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:

	2005	2004	2003
Computed U.S. federal income taxes	$396.6	$404.5	$440.2
State income taxes, net of U.S. federal tax benefit	60.3	37.6	32.7
Export and jobs tax credits	(11.1)	(14.5)	(13.1)
Foreign tax credits	—	(50.9)	(114.0)
Divestitures of businesses	—	72.3	62.3
Impairment of joint ventures	22.0	—	—
IRS settlement, net	(4.6)	(27.0)	—
SEC settlement reserve	7.7	8.8	—
Other	(0.9)	(2.0)	37.6
	$ 470.0	$428.8	$ 445.7

Income taxes paid were $296.7 million, $346.6 million and $304.3 million in fiscal 2005, 2004 and 2003, respectively.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consists of the following:

	2005		2004	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Depreciation and amortization	$ —	$673.4	$ —	$570.0
Pension and other postretirement benefits	229.9	—	186.9	—
Other noncurrent liabilities that will give rise to future tax deductions	70.1	—	169.8	—
Accrued expenses	61.3	—	67.8	—
Restructuring/ impairment charges	27.4	—	25.0	—
Unrealized appreciation on investments	—	56.6	—	55.4
Capital losses	20.2	—	20.2	—
Foreign tax credit carryforwards	40.5	—	19.0	—
State tax credit and NOL carryforwards	10.3	—	16.7	—
Inventory basis differences	—	11.9	11.9	—
Capital leases	—	18.9	—	16.2
Allowance for bad debts	10.4	—	9.5	—
Acquisition cost amortization	—	34.5	1.8	—
Other	28.4	18.6	35.2	40.7
	498.5	813.9	563.8	682.3
Less: Valuation allowance	(48.8)	—	(19.2)	—
Net deferred taxes	$449.7	$813.9	$544.6	$682.3

At May 29, 2005 and May 30, 2004, net deferred tax assets of $113.6 million and $239.8 million, respectively, are included in prepaid expenses and other current assets. At May 29, 2005 and May 30, 2004, net deferred tax liabilities of $477.8 million and $377.5 million, respectively, are included in other noncurrent liabilities.

The reserve for tax contingencies related to the Internal Revenue Service ("IRS") exams, state and local exams and international tax matters was $41.4 million at May 29, 2005 and $43.1 million at May 30, 2004. The company reached an agreement with the IRS with respect to the IRS's examination of the company's tax returns for fiscal years 2000 through 2002. As a result of the resolution of these matters, the company reduced income tax expense and income taxes payable by $4.6 million during fiscal 2005. Certain tax authorities have proposed adjustments for later years, some of which are being contested by the company. The company believes that it has made adequate provisions for income taxes payable.

The company has approximately $37 million of foreign net operating loss carryforwards ($25 million expire between 2006 and 2014 and $12 million have no expiration dates). The company also has $40 million of foreign tax credits which will expire in 2013.

The company has recorded a valuation allowance for the portion of the net operating loss carryforwards, tax credit carryforwards and other deferred tax assets it believes will not be realized. The net impact on income tax expense related to changes in the valuation allowance for fiscal 2005, 2004 and 2003 was $9.1 million, $0 and $19.2 million, respectively.

The company has not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. Deferred taxes are provided for earnings of non-U.S. federal affiliates and associated companies when the company plans to remit those earnings.

16. Commitments

The company leases certain facilities and transportation equipment under agreements that expire at various dates. Rent expense under all operating leases for continuing operations was $188.8 million, $183.4 million and $207.0 million in fiscal 2005, 2004 and 2003, respectively. Rent expense under operating leases for discontinued operations was $5.0 million, $36.9 million and $73.3 million in fiscal 2005, 2004 and 2003, respectively.

A summary of noncancelable operating lease commitments for fiscal years following May 29, 2005, is as follows:

2006	$103.4
2007	122.1
2008	78.4
2009	66.7
2010	59.1
Later years	310.9
	$740.6

The company had performance bonds and other commitments and guarantees outstanding at May 29, 2005, aggregating to $63.4 million. This amount includes approximately $38 million in guarantees and other commitments the company has made on behalf of the divested fresh beef and pork business.

ConAgra Foods enters into many lease agreements for land, buildings and equipment at competitive market rates, and some of the lease arrangements are with Opus Corporation or its affiliates. A director of ConAgra Foods is a beneficial owner, officer and director of Opus Corporation. The agreements relate to the leasing of land and buildings for ConAgra Foods. ConAgra Foods occupies the buildings pursuant to long-term leases with Opus Corporation and its affiliates, some of which contain various termination rights and purchase options. Leases effective in fiscal 2005 required annual lease payments by ConAgra Foods of $19.8 million. As a result of adopting FIN 46R, the company has consolidated certain of the Opus affiliates from which it leases property, plant and equipment. These leases were previously accounted for as operating leases. Opus Corporation or its affiliates were paid $52.9 million for construction work during fiscal 2005 on properties leased by ConAgra Foods from third parties. Opus Corporation had revenues in excess of $1.25 billion in 2004.

17. Contingencies

In fiscal 1991, the company acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of the company reflect significant liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by the company. The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 31 Superfund, proposed Superfund or state-equivalent sites; these sites involve locations previously owned or operated by predecessors of Beatrice that used or produced petroleum, pesticides, fertilizers, dyes, inks, solvents, PCBs, acids, lead, sulfur, tannery wastes and/or other contaminants. Beatrice has paid or is in the process of paying its liability share at 30 of these sites. Reserves for these matters have been established based on the company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties and its experience in remediating sites. The reserves for Beatrice environmental matters totaled $109.5 million as of May 29, 2005 and $115.2 million as of May 30, 2004, a majority of which relates to the Superfund and state equivalent sites referenced above. Expenditures for these matters are expected to occur over a period of 5 to 20 years.

In certain limited situations, the company will guarantee an obligation of an unconsolidated entity. Currently, the company guarantees certain obligations primarily associated with leases entered into by several of its equity method investees. Under these arrangements, the company is obligated to perform under these leases (i.e., make the lease payments) should the equity method investees be unable to perform. Most of these guarantees resulted from the company's fresh beef and pork divestiture. The leases have terms not exceeding 10 years and the maximum amount of future payments the company has guaranteed is approximately $45.7 million. The company has also assigned a hog purchase contract to the beef and pork business, and the fresh beef and pork business has indemnified the company for all liabilities under the contract. The company has guaranteed the performance of the fresh beef and pork business with respect to the hog purchase contract. The hog purchase contract requires the fresh beef and pork business to purchase a minimum of approximately 1.2 million hogs annually through 2014. The contract stipulates minimum price commitments, based in part on market prices and, in certain circumstances, also includes price adjustments based on certain inputs. The company does not have a liability established in its balance sheet for these arrangements as the company has determined that performance under the guarantees is not probable.

The results for fiscal 2004 include litigation expense related to a choline chloride joint venture with E.I. du Pont de Nemours and Co. ("DuPont") that was sold in 1997. Subsequent to the sale, civil antitrust lawsuits against DuPont, the company and the venture were filed in various federal and state courts. In connection with the settlement of certain of these cases and the remaining civil actions, the company recorded a $25 million pre-tax charge against earnings in fiscal 2004 as an additional reserve for these matters. The litigation expenses are recorded in selling, general and administrative expenses.

On June 22, 2001, the company filed an amended annual report on Form 10-K for the fiscal year ended May 28, 2000. The filing included restated financial information for fiscal years 1997, 1998, 1999 and 2000. The restatement, due to accounting and conduct matters at United Agri Products, Inc. ("UAP"), a former subsidiary, was based upon an investigation undertaken by the company and the Audit Committee of its Board of Directors. The restatement was principally related to revenue recognition for deferred delivery sales and vendor rebates, advance vendor rebates and bad debt reserves. The Securities and Exchange Commission ("SEC") issued a formal order of nonpublic investigation dated September 28, 2001. The company is cooperating with the SEC investigation, which relates to the UAP matters described above, as well as other aspects of the company's financial statements, including the level and application of certain of the company's reserves.

The company is currently conducting discussions with the SEC Staff regarding a possible settlement of these matters. Based on discussions to date, the company estimates the amount of such settlement and related payments to be approximately $46.5 million. The company recorded charges of $25 million and $21.5 million in the fourth quarter of fiscal 2004 and the third quarter of fiscal 2005, respectively, in connection with the expected settlement of these matters. There can be no assurance that the negotiations with the SEC Staff will ultimately be successful or that the SEC will accept the terms of any settlement that is negotiated with the SEC Staff. Accordingly, the terms of any settlement, if reached, could result in charges greater than the amount currently estimated and recognized in the company's financial statements.

The company is a party to a number of lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on the company's financial condition, results of operations or liquidity.

18. Derivative Financial Instruments

The company is exposed to market risks, such as changes in commodity prices, foreign currency exchange rates and interest rates. To manage volatility associated with these exposures, the company may enter into various derivative transactions (e.g., futures and options) pursuant to established company policies.

Commodity Price Management — The company is subject to raw material price fluctuations caused by supply conditions, weather, economic conditions and other factors. Generally, the company utilizes commodity futures and options contracts to reduce the volatility of commodity input prices on items such as vegetable oils, proteins, dairy, grains and energy.

Foreign Currency Management — In order to reduce exposures related to changes in foreign currency exchange rates, the company may enter into forward exchange or option contracts for transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods and future settlement of foreign-denominated assets and liabilities.

Hedges of anticipated foreign currency-denominated transactions are designated as cash flow hedges. The gains and losses associated with these hedges are deferred in accumulated other comprehensive income until the forecasted transaction impacts earnings. Forward exchange and option contracts are also used to hedge firm commitment transactions denominated in a currency other than the applicable functional currency. The firm commitments and foreign currency hedges are both recognized at fair value within prepaid expenses and other current assets or other accrued liabilities. Gains and losses associated with firm commitment and foreign currency hedges are recognized within net sales, cost of goods sold or selling, general and administrative expenses, depending on the nature of the transaction. Foreign currency derivatives that the company has elected not to account for under hedge accounting are recorded immediately in earnings within sales, cost of goods sold or selling, general and administrative expenses, depending on the nature of the transaction.

Interest Rate Management — In order to reduce exposures related to changes in interest rates, the company may use derivative instruments, including interest rate swaps. During fiscal 2004, the company closed out all $2.5 billion of its interest rate swap agreements in order to lock-in existing favorable interest rates. These interest rate swap agreements were previously put in place as a strategy to hedge interest costs associated with long-term debt. For financial statement and tax purposes, the proceeds received upon termination of the interest rate swap agreements will be recognized over the term of the debt instruments originally hedged.

Of the $2.5 billion interest rate swaps closed out in fiscal 2004, $2 billion of the interest rate swaps had been used to effectively convert certain of the company's fixed rate debt into floating rate debt. These interest rate swaps were accounted for as fair value hedges and resulted in no recognition of ineffectiveness in the statement of earnings as the interest rate swaps' provisions matched the applicable provisions of the hedged debt. The remaining $500 million portion of the company's interest rate swaps was used to hedge certain of the company's forecasted interest payments on floating rate debt for the period from 2005 through 2011. These interest rate swaps were accounted for as cash flow hedges with gains and losses deferred in accumulated other comprehensive income, to the extent the hedge was effective. During fiscal 2005, the company determined it was no longer probable that the related floating rate debt would be issued and therefore the company recognized approximately $13.6 million of additional interest expense associated with this interest rate swap. Overall, the company's net interest expense was reduced by $27.5 million in fiscal 2005 due to the net impact of previously closed interest rate swap agreements, as compared to $76.1 million in fiscal 2004.

The fair value of derivative assets is recognized within prepaid expenses and other current assets, while the fair value of derivative liabilities is recognized within other accrued liabilities. As of May 29, 2005 and May 30, 2004, the fair value of derivatives recognized within prepaid expenses and other current assets was $49.1 million and $128.1 million, respectively, while the amount recognized within other accrued liabilities was $15.8 million and $10.3 million, respectively. As of May 29, 2005 and May 30, 2004, there were no significant derivative-related amounts recognized in discontinued operations.

For fiscal 2005, 2004 and 2003, the ineffectiveness associated with derivatives designated as cash flow and fair value hedges from continuing operations was a loss of $0.1 million, gain of $4.1 million, and a loss of $1.6 million, respectively. Hedge ineffectiveness is recognized within net sales, cost of goods sold or interest expense, depending on the nature of the hedge. The company does not exclude any component of the hedging instrument's gain or loss when assessing effectiveness.

Generally, the company hedges a portion of its anticipated consumption of commodity inputs for periods ranging from 12 to 36 months. The company may enter into longer-term hedges on particular commodities if deemed appropriate. As of May 29, 2005, the company had hedged certain portions of its anticipated consumption of commodity inputs through March 2008.

As of May 29, 2005 and May 30, 2004, the net deferred gain or loss recognized in accumulated other comprehensive income was a $5.4 million gain and an $8.0 million gain, net of tax, respectively. The company anticipates a gain of $4.4 million, net of tax, will be transferred out of accumulated other comprehensive income and recognized within earnings over the next 12 months. The company anticipates a gain of $1.0 million, net of tax, will be transferred out of accumulated other comprehensive income and recognized within earnings subsequent to the next 12 months.

A $1.8 million gain and a $9.6 million gain, net of tax, were transferred from accumulated other comprehensive income into income from continuing operations in fiscal 2005 and fiscal 2004, respectively. For fiscal 2005 and 2004, no significant gains/losses were transferred from accumulated other comprehensive income into income (loss) from discontinued operations. Other than the discontinued interest rate cash flow hedge cited above, the company did not discontinue any cash flow or fair value hedges in fiscal 2005. In fiscal 2004, the company recognized a $4.2 million net-of-tax gain within discontinued operations related to discontinued cash flow hedges that were no longer probable of occurring as a result of the chicken business divestiture.

19. Pension and Postretirement Benefits

The company and its subsidiaries have defined benefit retirement plans ("plans") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service. The company uses February 28 as its measurement date for its plans. The company also sponsors postretirement plans which provide certain medical and dental benefits ("other benefits") to qualifying U.S. employees.

The changes in benefit obligations and plan assets at February 28, 2005 and 2004 were as follows:

	PENSION BENEFITS		OTHER BENEFITS	
	2005	2004	2005	2004
Change in benefit obligation				
Benefit obligation at beginning of year	$ 2,111.2	$1,900.0	$527.7	$514.3
Service cost	58.7	61.7	2.8	3.8
Interest cost	123.2	119.7	26.1	31.9
Plan participants' contributions	—	—	6.3	4.6
Amendments	4.0	10.0	(87.0)	0.4
Actuarial (gain) loss	52.0	134.4	(10.6)	26.1
Dispositions	—	(12.8)	—	(2.0)
Other	0.3	0.6	0.2	(2.6)
Benefits paid	(111.9)	(102.4)	(53.8)	(48.8)
Benefit obligation at end of year	$2,237.5	$ 2,111.2	$ 411.7	$527.7
Change in plan assets				
Fair value of plan assets at beginning of year	$ 1,875.0	$ 1,540.9	$ 6.6	$ 4.4
Actual return on plan assets	139.7	396.5	0.1	3.0
Dispositions	—	(7.8)	—	—
Employer contributions	9.2	65.8	46.7	43.4
Plan participants' contributions	—	—	6.3	4.6
Investment and administrative expenses	(19.6)	(18.4)	—	—
Other	0.1	0.4	—	—
Benefits paid	(111.9)	(102.4)	(53.8)	(48.8)
Fair value of plan assets at end of year	$ 1,892.5	$ 1,875.0	$ 5.9	$ 6.6

The funded status and amounts recognized in the company's consolidated balance sheets at May 29, 2005 and May 30, 2004 were:

	PENSION BENEFITS		OTHER BENEFITS	
	2005	2004	2005	2004
Funded status	$(345.0)	$(236.2)	$(405.9)	$ (521.1)
Unrecognized actuarial loss	213.1	160.0	108.2	136.1
Unrecognized prior service cost	17.2	15.7	(81.3)	(3.9)
Unrecognized transition amount	(0.3)	(0.4)	—	—
Fourth quarter employer contribution	1.5	1.4	10.3	—
Accrued benefit cost	$ (113.5)	$ (59.5)	$(368.7)	$(388.9)
Amounts recognized in consolidated balance sheets				
Accrued benefit cost	$ (248.1)	$ (190.0)	$(368.7)	$(388.9)
Intangible asset	19.5	20.2	—	—
Accumulated other comprehensive loss	115.1	110.3	—	—
Net amount recognized	$ (113.5)	$ (59.5)	$(368.7)	$(388.9)
Weighted-average actuarial assumptions used to determine benefit obligations at February 28				
Discount rate	5.75%	6.00%	5.50%	6.00%
Long-term rate of compensation increase	4.25%	4.50%	N/A	N/A

The accumulated benefit obligation for all defined benefit pension plans was $2.1 billion and $2.0 billion at February 28, 2005 and 2004, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at February 28, 2005 and 2004 were:

	2005	2004
Projected benefit obligation	$2,237.5	$610.7
Accumulated benefit obligation	2,132.2	601.9
Fair value of plan assets	1,892.5	440.6

Components of pension benefit and other postretirement benefit costs are:

	Pension Benefits			Other Benefits		
	2005	2004	2003	2005	2004	2003
Service cost	$ 58.7	$ 61.7	$ 62.1	$ 2.8	$ 3.8	$ 3.1
Interest cost	123.2	119.7	120.6	26.1	31.9	26.5
Expected return on plan assets	(131.1)	(127.1)	(113.1)	(0.3)	(0.6)	(0.6)
Amortization of prior service costs	2.5	2.3	3.6	(9.6)	(0.8)	(0.7)
Amortization of transition asset	(0.2)	(0.2)	(0.4)	—	—	—
Recognized net actuarial (gain) loss	10.1	5.3	2.5	8.1	2.4	(0.1)
Curtailment (gain) loss	—	5.0	1.2	—	(2.8)	(1.1)
Benefit cost — company plans	63.2	66.7	76.5	27.1	33.9	27.1
Pension benefit cost — multi-employer plans	8.0	9.0	7.9	—	—	—
Total benefit cost	$ 71.2	$ 75.7	$ 84.4	$ 27.1	$33.9	$ 27.1
Weighted-average actuarial assumptions used to determine net expense						
Discount rate	6.00%	6.50%	7.25%	6.00%	6.50%	7.25%
Long-term rate of return on plan assets	7.75%	7.75%	7.75%	4.50%	13.7%	13.7%
Long-term rate of compensation increase	4.50%	4.50%	5.50%	N/A	N/A	N/A

The company amortizes prior service costs and amortizable gains and losses in equal annual amounts over the average expected future period of vested service. For plans with no active participants, average life expectancy is used instead of average expected useful service.

To develop the expected long-term rate of return on plan assets assumption for the pension plan, the company considers the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Included in the company's postretirement plan assets are guaranteed investment contracts ("GICs") entered into in 1981. In fiscal 2004, the company changed its estimate of fair value of the GICs and modified the expected long-term rate of return on plan assets from 13.7% (the stated yield of the contracts) to 4.5% (the effective yield on the contracts when stated at fair value). These changes did not have a material impact on amounts recorded in the company's consolidated financial statements.

In May 2005, the company created and funded a Voluntary Employee's Beneficiary Trust ("VEBA") for the purpose of funding benefit payments to participants in the company's postretirement benefit plans and severance payments to employees terminated under the company's current salaried headcount reduction. The company contributed $75.0 million to the VEBA in May 2005 and reflects this amount in prepaid and other current assets at May 29, 2005.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Part D") was signed into law. The law allows for a federal subsidy to sponsors of retiree health care benefit plans that provide benefits that are at least actuarially equivalent to the benefits established by the law. The company provides retiree drug benefits that exceed the value of the benefits that will be provided by Medicare Part D, and the retirees' out-of-pocket costs are less than they would be under Medicare Part D. Therefore, the company has concluded that its plan is at least "actuarially equivalent" to the Medicare Part D plan and that it will be eligible for the subsidy. The company has reflected the impact of the subsidy by reducing its expense by $11.5 million and $2.1 million in fiscal 2005 and fiscal 2004, respectively. The company also reflected an unrecognized gain, which reduced its projected benefit obligation by $51.6 million at May 30, 2004.

The increase (decrease) in the minimum pension liability included in other comprehensive income was $4.8 million and $(17.6) million for the fiscal years ended May 29, 2005 and May 30, 2004, respectively.

The company's pension plan weighted-average asset allocations and the company's target asset allocations at February 28, 2005 and 2004, by asset category are as follows:

	2005	2004	Target Allocation
Equity Securities	59%	60%	50-80%
Debt Securities	28%	25%	20-30%
Real Estate	5%	5%	0- 8%
Other	8%	10%	0-20%
Total	100%	100%	

The company's investment strategy reflects the expectation that equity securities will outperform debt securities over the long term. Assets are invested in a prudent manner to maintain the security of funds while maximizing returns within the company's Investment Policy guidelines. The strategy is implemented utilizing indexed and actively managed assets from the categories listed.

The investment goals are to provide a total return that, over the long term, increases the ratio of plan assets to liabilities subject to an acceptable level of risk. This is accomplished through diversification of assets in accordance with the Investment Policy guidelines. Investment risk is mitigated by periodic rebalancing between asset classes as necessitated by changes in market conditions within the Investment Policy guidelines.

Equity securities include common stock of the company in the amounts of $134.8 million (7.1% of total pension plan assets) and $134.1 million (7.2% of total pension plan assets) at February 28, 2005 and 2004, respectively. The company's Investment Policy limits the investment in common stock of the company to 10% of the fair value of plan assets.

Assumed health care cost trend rates have a significant effect on the benefit obligation of the postretirement plans.

Assumed health care cost trend rates at February 28,	2005	2004
Initial health care cost trend rate	9.0%	10.0%
Ultimate health care cost trend rate	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2011	2011

A one percentage point change in assumed health care cost rates would have the following effect:

	ONE PERCENT *INCREASE*	ONE PERCENT *DECREASE*
Effect on total service and interest cost	$ 2.7	$ (2.8)
Effect on postretirement benefit obligation	32.7	(29.2)

The company currently anticipates making contributions of $37.3 million to the pension plans in fiscal year 2006. This estimate is based on current tax laws, plan asset performance and liability assumptions, which are subject to change. The company anticipates making contributions of $42.8 million to the postretirement plan in fiscal 2006.

The following table presents estimated future gross benefit payments and Medicare Part D subsidy receipts for the company's plans:

		HEALTH CARE AND LIFE INSURANCE	
	PENSION BENEFITS	BENEFIT PAYMENTS	SUBSIDY RECEIPTS
2006	$107.6	$ 42.8	$ (1.0)
2007	111.1	42.1	(5.0)
2008	115.4	42.2	(5.0)
2009	120.4	41.7	(5.1)
2010	125.5	41.1	(5.0)
Succeeding 5 years	719.4	184.3	(21.3)

Certain employees of the company are covered under defined contribution plans. The expense related to these plans was $30.8 million, $31.6 million and $37.2 million in fiscal 2005, 2004 and 2003, respectively.

20. Business Segments and Related Information

The company's operations are organized into three reporting segments: Retail Products, Foodservice Products and Food Ingredients. The Retail Products reporting segment includes branded foods which are sold in various retail channels and include frozen, refrigerated and shelf-stable temperature classes. The Foodservice Products reporting segment includes branded and customized food products, including meals, entrees, prepared potatoes, meats, seafood, sauces and a variety of custom-manufactured culinary products packaged for sale to restaurants and other foodservice establishments. The Food Ingredients reporting segment includes both branded and commodity food ingredients, including milled grain ingredients, seasonings, blends and flavorings, which are sold to food processors, as well as certain commodity trading, sourcing and merchandising operations.

The company's fiscal year ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of a 52-week period for fiscal year 2005, a 53-week period for fiscal year 2004 and a 52-week period for fiscal year 2003. The estimated impact on the company's results of operations due to the extra week in fiscal 2004 is additional net sales of approximately $281 million and additional segment operating profit of approximately $41 million.

On September 19, 2002 (during the company's second quarter of fiscal 2003), the company sold a controlling interest in its fresh beef and pork operations to a joint venture led by outside investors. As a result, the Meat Processing reporting segment information included beef and pork operating activity for fiscal 2003, but no activity for fiscal 2004 and 2005. Fiscal 2003 activity includes the settlement of an insurance claim related to a fire at a beef plant previously owned by the company in Garden City, Kansas. The insurance proceeds represented a recovery for the loss of facilities, inventory and related items. As a result of the settlement, the company recognized approximately $50 million in increased operating profit within the Meat Processing reporting segment for fiscal 2003.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses. General corporate expense, net interest expense, equity method investment earnings (loss) and income taxes have been excluded from segment operations.

During fiscal 2004, the company divested a minority share in a venture, receiving approximately $31.4 million. The company recognized a gain of approximately $21.2 million upon the divestiture, which is recognized as a reduction of corporate expenses.

Operating profit for fiscal 2005 at the Retail Products segment includes a $17.0 million benefit for favorable legal settlements partially offset by a $10.0 million charge for an impairment of a brand and related assets.

Operating profit for fiscal 2005 at the Foodservice Products segment includes a $10.0 million casualty loss from a fire at a production facility.

Operating profit for fiscal 2005 at the Food Ingredients segment includes a $15.0 million charge for the impairment of a manufacturing facility.

	2005	2004	2003
Sales to unaffiliated customers			
Retail Products	$ 8,669.1	$ 8,434.1	$ 8,668.1
Foodservice Products	3,227.3	3,274.1	3,192.4
Food Ingredients	2,670.5	2,373.6	2,204.4
Meat Processing	—	—	2,468.7
Total	$14,566.9	$14,081.8	$16,533.6
Intersegment sales			
Retail Products	$ 19.9	$ 27.8	$ 35.8
Foodservice Products	68.7	52.1	14.6
Food Ingredients	215.6	332.8	560.9
Meat Processing	—	—	184.7
	304.2	412.7	796.0
Intersegment elimination	(304.2)	(412.7)	(796.0)
Total	$ —	$ —	$ —
Sales			
Retail Products	$ 8,689.0	$ 8,461.9	$ 8,703.9
Foodservice Products	3,296.0	3,326.2	3,207.0
Food Ingredients	2,886.1	2,706.4	2,765.3
Meat Processing	—	—	2,653.4
Intersegment elimination	(304.2)	(412.7)	(796.0)
Total net sales	$14,566.9	$14,081.8	$16,533.6
Operating profit			
Retail Products	$ 1,129.3	$ 1,218.0	$ 1,298.0
Foodservice Products	277.1	324.6	370.6
Food Ingredients	263.1	196.6	125.1
Meat Processing	—	—	99.4
Total operating profit	1,669.5	1,739.2	1,893.1
General corporate expenses	402.2	351.9	406.8
Gain on sale of Pilgrim's Pride Corporation common stock	185.7	—	—
Interest expense, net	295.0	274.9	274.7
Income tax expense	470.0	428.8	445.7
Equity method investment earnings (loss)	(24.9)	43.5	46.2
Income from continuing operations before cumulative effect of changes in accounting	663.1	727.1	812.1
Income (loss) from discontinued operations, net of tax	(21.6)	97.3	(52.2)
Cumulative effect of changes in accounting, net of tax	—	(13.1)	3.9
Net income	$ 641.5	$ 811.3	$ 763.8

	2005	2004	2003
Identifiable assets			
Retail Products	$7,448.0	$ 7,483.0	$7,081.8
Foodservice Products	1,625.4	1,576.5	1,534.4
Food Ingredients	2,017.6	2,193.5	1,947.5
Meat Processing	—	—	386.7
Corporate	1,667.4	2,687.5	1,971.3
Discontinued operations	33.3	281.7	2,197.0
Total	$12,791.7	$14,222.2	$15,118.7
Additions to property, plant and equipment			
Retail Products	$ 179.3	$ 228.7	$ 263.1
Foodservice Products	85.2	48.4	42.1
Food Ingredients	47.7	36.6	31.5
Meat Processing	—	—	7.9
Corporate	141.2	34.9	25.2
Total	$ 453.4	$ 348.6	$ 369.8
Depreciation and amortization			
Retail Products	$ 194.4	$ 213.2	$ 203.6
Foodservice Products	57.6	53.5	60.4
Food Ingredients	43.8	44.9	52.6
Meat Processing	—	—	21.6
Corporate	55.1	33.8	30.7
Total	$ 350.9	$ 345.4	$ 368.9

The operations of the company are principally in the United States. Operations outside of the United States are worldwide with no single foreign country or geographic region being significant to consolidated operations. Foreign net sales were $1.3 billion, $1.3 billion and $1.5 billion in fiscal 2005, 2004 and 2003, respectively. Net sales are attributed to countries based on location of the customer. The company's long-lived assets located outside of the United States are not significant.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 11% of consolidated net sales for fiscal 2005, primarily in the Retail Products segment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ConAgra Foods, Inc.
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of ConAgra Foods, Inc. and subsidiaries (the "Company") as of May 29, 2005 and May 30, 2004, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity and cash flows for each of the three fiscal years in the period ended May 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ConAgra Foods, Inc. and subsidiaries as of May 29, 2005 and May 30, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended May 29, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for variable interest entities and asset retirement obligations in 2004 and changed its method of accounting for goodwill and other intangible assets in 2003.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 29, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness.

Deloitte & Touche LLP

Deloitte & Touche LLP
Omaha, Nebraska
August 11, 2005

Management's Annual Report on Internal Control Over Financial Reporting

The management of ConAgra Foods is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. ConAgra Foods' internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. ConAgra Foods' internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ConAgra Foods; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of ConAgra Foods are being made only in accordance with the authorization of management and directors of ConAgra Foods; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ConAgra Foods' assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As defined by the Public Company Accounting Oversight Board's Auditing Standard No. 2, a material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected.

With the participation of ConAgra Foods' Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of ConAgra Foods' internal control over financial reporting as of May 29, 2005. In making this assessment, management used criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, management determined that a material weakness related to accounting for income taxes existed as of May 29, 2005.

In connection with the company's overall assessment of its internal control over financial reporting, the company has evaluated the effectiveness of its internal control over accounting for income taxes as of May 29, 2005, and has concluded that a material weakness in internal controls with respect to accounting for income taxes existed as of May 29, 2005. Management's conclusion that the material weakness in accounting for income taxes existed as of May 29, 2005 was based on the following three factors: (1) inadequate levels of staffing and technical expertise within the company's tax department, (2) insufficient or ineffective tax-related review and approval practices, and (3) inadequate processes to establish and effectively reconcile income tax accounts. These deficiencies, in the aggregate, were determined to be a material weakness. Due to the misstatements which resulted in the restatement of the Company's previously issued 2002, 2003, and 2004 annual financial statements and its quarterly financial statements for the first two quarters of fiscal 2005 and the potential for additional misstatements from this material weakness,

21. Quarterly Financial Data (Unaudited)

(in millions, except per share amounts)

	2005				2004			
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Net sales[1]	$3,383.2	$4,009.1	$3,468.2	$3,706.4	$3,121.5	$3,691.3	$3,425.9	$3,843.1
Gross profit[1]	682.9	901.0	772.2	745.9	682.4	899.6	800.6	823.1
Income before cumulative effect of changes in accounting	134.7	239.6	165.3	101.9	169.6	268.8	216.7	169.3
Income from continuing operations[1]	132.4	245.6	182.4	102.7	129.3	236.9	204.3	156.6
Income (loss) from discontinued operations[1]	2.3	(6.0)	(17.1)	(0.8)	40.3	31.9	12.4	12.7
Cumulative effect of changes in accounting	—	—	—	—	(11.7)	—	(1.4)	—
Net income	$ 134.7	$ 239.6	$ 165.3	$ 101.9	$ 157.9	$ 268.8	$ 215.3	$ 169.3
Earnings per share[2]:								
Basic earnings per share								
Income from continuing operations[1]	$ 0.26	$ 0.48	$ 0.35	$ 0.20	$ 0.24	$ 0.45	$ 0.39	$ 0.30
Income (loss) from discontinued operations[1]	—	(0.01)	(0.03)	—	0.08	0.06	0.02	0.02
Cumulative effect of changes in accounting	—	—	—	—	(0.02)	—	—	—
Net income	$ 0.26	$ 0.47	$ 0.32	$ 0.20	$ 0.30	$ 0.51	$ 0.41	$ 0.32
Diluted earnings per share								
Income from continuing operations[1]	$ 0.26	$ 0.47	$ 0.35	$ 0.20	$ 0.24	$ 0.45	$ 0.38	$ 0.30
Income (loss) from discontinued operations[1]	—	(0.01)	(0.03)	—	0.08	0.06	0.02	0.02
Cumulative effect of changes in accounting	—	—	—	—	(0.02)	—	—	—
Net income	$ 0.26	$ 0.46	$ 0.32	$ 0.20	$ 0.30	$ 0.51	$ 0.40	$ 0.32
Dividends declared per common share	$ 0.2600	$ 0.2725	$ 0.2725	$ 0.2725	$0.2475	$0.2600	$0.2600	$0.2600
Share price:								
High	$ 28.11	$ 28.13	$ 30.00	$ 28.25	$ 25.41	$ 24.52	$ 26.54	$ 29.34
Low	25.76	25.59	26.62	25.90	21.71	21.15	24.16	25.75

1 Amounts differ from previously filed quarterly reports. During the fourth quarter of fiscal 2005, the company began to reflect the operations of its specialty meats foodservice business as discontinued operations. See additional detail in Note 2.

2 Basic and diluted earnings per share are calculated independently for each of the quarters presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree with the total year.

there is more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected. As a result of the aforementioned material weakness, management has concluded that its internal control over financial reporting was not effective as of May 29, 2005.

Management's assessment of the effectiveness of ConAgra Foods' internal control over financial reporting as of May 29, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm. Their report, below, expresses an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of ConAgra Foods' internal control over financial reporting as of May 29, 2005, due to the material weakness.





Bruce Rohde	*Frank S. Sklarsky*
Chairman and Chief Executive Officer	Executive Vice President, Chief Financial Officer
August 11, 2005	August 11, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ConAgra Foods, Inc.
Omaha, Nebraska

We have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting* that ConAgra Foods, Inc. and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of May 29, 2005, because of the effect of the material weakness identified in management's assessment based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment: the Company did not maintain adequate controls over accounting for income taxes. The deficiencies identified related to accounting for income taxes were (1) inadequate levels of staffing and technical expertise within the Company's tax department, (2) insufficient or ineffective tax-related review and approval practices, and (3) inadequate processes to establish and effectively reconcile income tax accounts. These deficiencies in the aggregate were determined to be a material weakness. The material weakness resulted in errors related to accounting for income taxes in previously reported amounts which resulted in the restatement of the Company's previously issued 2002, 2003, and 2004 annual financial statements and its quarterly financial statements for the first two quarters of fiscal 2005. Due to the misstatements which resulted in the restatement of the Company's financial statements and the potential for additional misstatements from this material weakness, there is more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended May 29, 2005, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of May 29, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of May 29, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 29, 2005, of the Company and our reports dated August 11, 2005 expressed an unqualified opinion on those financial statements and financial statement schedule.



Deloitte & Touche LLP
Omaha, Nebraska
August 11, 2005

Our Guiding Principles

In the marketplace, we are committed to pursuing business objectives that serve our consumers and customers, and reward shareholders. While we often express these goals in financial terms, we also express them in the form of our values and beliefs, which are described below.

We place a high priority on managing our business in an ethical manner. Believing that everyone should be both responsible and accountable, we foster and insist on ethical behavior throughout ConAgra Foods. Our employees should follow the spirit, as well as the letter, of the law and feel comfortable about bringing legitimate concerns forward without the fear of reprisal. ConAgra Foods' Code of Conduct outlines the company's expectations of its employees—their responsibilities to each other, to our consumers, to our customers, to our suppliers, to the marketplace and to the communities in which we do business.

Just as we rely on the strength and integrity of our products, we also depend on, and value, the strength and integrity of the people who are ConAgra Foods.

Corporate Governance

Sound corporate governance practices are an important part of our foundation and tradition. We have many longstanding policies and practices, and we have also added measures to further strengthen our foundation. Our corporate governance practices include the following:

- Other than our chief executive officer, none of our directors are, or ever have been, employed by the company.
- Directors and executive officers are committed to owning stock in ConAgra Foods. Directors will not sell any of their ConAgra Foods stock until they cease to be a director. Our board has established stock ownership guidelines for executive officers, which require those executives to own ConAgra Foods stock worth various multiples of their salaries; in addition, executive officers can only sell ConAgra Foods stock during one "window" each year provided they continue to meet their stock ownership guidelines.
- We do not permit loans to directors or executive officers.
- We do not re-price stock options, and never have.
- Our Audit Committee is comprised of independent directors, all of whom meet the requirements to be an audit committee financial expert as defined by the Securities and Exchange Commission.
- Our Human Resources Committee is comprised of independent directors who annually review and evaluate the chief executive officer's performance and compensation.
- Our Corporate Governance Committee is comprised of independent directors who establish the corporate governance principles for ConAgra Foods.
- Our Nominating Committee is comprised of independent directors who propose to the board the nominees to be elected at each stockholders' meeting.
- Non-employee directors routinely meet in executive session without management present.
- The board has designated a lead director, Carl Reichardt, who chairs the executive sessions of the board.
- Our Audit Committee has the authority to retain and replace our independent auditors.
- The lead partner of the independent public accounting firm that audits ConAgra Foods' books is rotated at least every five years.
- We encourage our employees to own ConAgra Foods stock; however, our retirement plans are structured so that employees can diversify their holdings.

The following corporate governance documents appear on the company's Web site (www.conagrafoods.com):

- Corporate Governance Principles
- Code of Conduct, our commitment to our longstanding standards for ethical business practices
- Code of Ethics for Senior Corporate Officers
- Board Committee Charters (Audit Committee Charter, Corporate Affairs Committee Charter, Corporate Governance Committee Charter, Human Resources Committee Charter and Nominating Committee Charter)
- Procedures for contacting the board of directors, which include procedures for bringing concerns or complaints to the attention of the Audit Committee.

We routinely assess and refine our corporate governance practices and share them with shareholders by posting them on our company's Web site.

Values and Beliefs

Our Values and Beliefs are the foundation of who and what we are, and how we manage ConAgra Foods. They determine how we work with one another and with stakeholders; they influence all our decisions, from the most strategic to the most routine. They are more than mere words. They are a part of how we judge ourselves—an integral part of our performance reviews and hiring practices.

Integrity—Integrity comes before all else. It means doing the right thing every day, doing what we say we will, being a company that customers and stakeholders can trust, and providing quality products and services consistent with our commitments and with our aim of becoming America's Favorite Food Company.

Ownership—Our people have a passion and drive for our business. In acting as owners, we strive for excellence in everything we do. Investing prudently in our future, we operate the company to increase the long-term value of ConAgra Foods for our customers, consumers and shareholders.

Accountability—Taking personal responsibility for our tasks and results, we hold ourselves accountable for our successes and our mistakes. Always striving to be our competitive best, we are committed to making the company healthy, slim and ready to meet its every challenge.

Customer Focus—Everything we do affects customers and consumers. The quality and value we deliver in our products and services need to lead to a customer- or consumer-perceived point of difference or preference. When customers prefer doing business with us and consumers trust their appetites to us, we all win.

Objectivity—As we strive to achieve operational excellence, and deliver outstanding products and superior service, we objectively measure ourselves in the ways our customers and consumers judge us, because we know this is the only way to meet and surpass their expectations.

Teamwork—We work together and help each other, because at the end of the day, we win—or lose—as one team, one company, one ConAgra Foods.

Board of Directors

David H. Batchelder
San Diego, California
Principal of Relational Investors LLC (investment advisory firm) and principal of Relational Advisors LLC (investment advisory and consulting firm).
Director since 2002.

Mogens C. Bay
Omaha, Nebraska
Chairman and chief executive officer of Valmont Industries, Inc. (products for water management and infrastructure).
Director since 1996.

Howard G. Buffett
Decatur, Illinois
President of BioImages (photography and publishing) and president of Buffett Farms.
Director since 2002.

Stephen G. Butler
Leawood, Kansas
Retired chairman and chief executive officer of KPMG LLP (national public accounting firm).
Director since 2003.

Gen. John T. Chain Jr.
Fort Worth, Texas
Chairman of the Thomas Group (international management consulting).
Retired general, United States Air Force.
Retired commander-in-chief of the Strategic Air Command.
Director since 2001.

Steven F. Goldstone
Ridgefield, Connecticut
Manager of Silver Spring Group (private investment firm).
Retired chairman of Nabisco Group Holdings. Retired chairman and chief executive officer of RJR Nabisco.
Director since 2003.

Dr. Alice B. Hayes
Chicago, Illinois
President emerita of the University of San Diego.
Director since 2001.

W. G. Jurgensen
Columbus, Ohio
Chief executive officer of Nationwide Mutual Insurance Co.
Director since 2002.

Mark H. Rauenhorst
Minnetonka, Minnesota
President and chief executive officer of Opus Corp. (commercial real estate, design, development and construction).
Director since 2001.

Carl E. Reichardt
San Francisco, California
Retired vice chairman of Ford Motor Co.
Retired chairman and chief executive officer of Wells Fargo & Co.
Director since 1993.

Bruce Rohde
Omaha, Nebraska
Chairman of the board and chief executive officer of ConAgra Foods Inc. since September 1998.
Director since 1996.

Dr. Ronald W. Roskens
Omaha, Nebraska
President of Global Connections Inc. (international business consulting).
Retired head of U.S. Agency for International Development. Retired president of the University of Nebraska.
Director since 1992.

Kenneth E. Stinson
Omaha, Nebraska
Chairman of Peter Kiewit Sons', Inc. (construction and mining).
Director since 1996.

Board Committees

Lead Director
Carl E. Reichardt

Audit Committee
Stephen G. Butler, Chairman
Mogens C. Bay
W. G. Jurgensen
Kenneth E. Stinson

Corporate Affairs Committee
Howard G. Buffett, Chairman
Dr. Alice B. Hayes
Mark H. Rauenhorst

Corporate Governance Committee
Gen. John T. Chain Jr., Chairman
David H. Batchelder
Mogens C. Bay
Steven F. Goldstone
Dr. Alice B. Hayes
Kenneth E. Stinson

Executive Committee
Bruce Rohde, Chairman
Stephen G. Butler
Carl E. Reichardt

Human Resources Committee
Carl E. Reichardt, Chairman
David H. Batchelder
Gen. John T. Chain Jr.
Steven F. Goldstone
Dr. Ronald W. Roskens

Nominating Committee
Dr. Ronald W. Roskens, Chairman
Howard G. Buffett
W. G. Jurgensen
Carl E. Reichardt

Leadership

The principal officers of the company include, among others, those listed here. The principal officers are responsible for maintaining throughout the company a system of internal controls, which protects the assets of the company on a reasonable and economic basis. They also are responsible for maintaining records that permit the preparation of financial statements that fairly present the financial condition and results of operations of the company in accordance with generally accepted accounting principles.

Headquarters Leadership

Bruce Rohde
Chairman, Chief Executive Officer and President

Finance

Frank S. Sklarsky
Executive Vice President and Chief Financial Officer

John F. Gehring
Senior Vice President and Controller

P. Douglas Linehan
Vice President and Assistant Controller

Bradley D. Muse
Vice President, Financial Planning

Mark Warner
Vice President, Internal Audit

Scott E. Messel
Senior Vice President, Treasury and Assistant Corporate Secretary

Dennis S. Stieren
Vice President, Risk Control

Kevin L. Wedeking
Vice President, Insurance and Loss Control

Randall D. Harvey
Vice President, Corporate Tax

Christopher W. Klinefelter
Vice President, Investor Relations

Patrick J. Koley
Vice President, Strategic Development

Organization and Administration

Owen C. Johnson
Executive Vice President Organization and Administration and Corporate Secretary

Peter M. Perez
Senior Vice President, Human Resources

Linda I. Workman
Vice President, Workforce Effectiveness

Edward J. Davis
Vice President, Staffing

Jodi L. Johnson
Vice President, Human Resources

Jeffrey A. Blair
Vice President, Compensation

Michael A. Fernandez
Senior Vice President, Corporate Affairs and Chief Communications Officer

Christopher P. Kircher
Vice President, Communications

Michael T. Hargrave
Vice President, Sponsorships

Anita L. Wheeler
President, ConAgra Foods Foundation

Michael D. Walter
Senior Vice President, Economic and Commercial Affairs

Brent A. Baglien
Vice President, Government Affairs

Business Segment Leadership

Retail Products
Dennis F. O'Brien
President and Chief Operating Officer

R. Dean Hollis
Executive Vice President

Douglas A. Knudsen
President, Retail Sales

Paul J. Lapadat
President, Snack Foods

David A. Palfenier
President, Frozen Foods

Gregory L. Smith
President, Grocery Foods

Ian F. Troop
President, International Foods

R. Dean Hollis
Acting President,
Packaged Meats and Deli

ConAgra Foodservice
Allan B. Lutz
President and Chief Operating Officer

William J. Caskey
President, Foodservice Sales

James P. Kinnerk
Senior Vice President,
Marketing and Strategic Development

Jeffery J. DeLapp
President, Specialty Potato Products

Ronald G. Altman
President, Seafood Products

Allan B. Lutz
Acting President, Culinary Products

ConAgra Food Ingredients
Gregory A. Heckman
President and Chief Operating Officer

Martin P. Higgins
Executive Vice President,
Business Development

Thomas R. Burrows
Vice President, Sales and Marketing

Enterprise Leadership

Operational Support and Information
Kevin P. Adams
Executive Vice President

Customer Service
Thomas E. Breedlove
Vice President

Information Systems and Services
Gerrit J. Schutté
Vice President,
Enterprise Technology Services

Logistics
Wayne E. Skinner
Vice President, Transportation

Jeffery W. Fuerst
Vice President,
Distribution & Warehousing

Financial Services Center
John T. McElroy
Vice President

Manufacturing
James H. Hardy, Jr.
Senior Vice President

Tony S. Fostvedt
Vice President,
Contract Manufacturing

Product Quality and Development
Dr. Patricia Verduin
Senior Vice President

Jeff Acker
Vice President, Quality Assurance

Purchasing
George P. Nulty
Senior Vice President

Capital and Investment Effectiveness
Jay D. Bolding
Senior Vice President

Sales and Operations Planning
David J. Colo
Senior Vice President

Human Resources Business Center
Anthony M. Sanders
Vice President

Real Estate
James G. Doyle
Vice President

Legal Counsel
McGrath North Mullin & Kratz, PC LLO
Omaha, Nebraska

Roger W. Wells
General Counsel

Leo A. Knowles
Assistant General Counsel

Investor Information

Contacts

Investor Relations
(402) 595-4154
(for analyst/investor inquiries)

ConAgra Foods Shareholder Services
(800) 214-0349
(for individual shareholder account issues)

Assistant Corporate Secretary
(402) 595-4005
(for additional shareholder needs)

ConAgra Foods Investor Information
(800) CAG-0244
(news and publications—
ConAgra Foods representatives available during business hours)

Corporate Communications
(402) 595-5392
(for media/other inquiries)

Corporate Headquarters

ConAgra Foods Inc.
One ConAgra Drive
Omaha, NE 68102-5001
(402) 595-4000

ConAgra Foods Stock

ConAgra Foods common stock is listed on the New York Stock Exchange. Ticker symbol: CAG. At the end of fiscal 2005, 518.4 million shares of common stock were outstanding. During the fiscal year, shares of the company's Employee Equity Fund were fully issued; therefore the plan was terminated. There were approximately 32,400 shareholders of record, approximately 22,600 holders via the ConAgra Foods 401(k) plan for employees, and more than 275,000 "street-name" beneficial holders whose shares are held in names other than their own—in brokerage accounts for example. During fiscal 2005, 368 million shares were traded with a daily average of approximately 1.5 million shares.

The Series B preferred securities of ConAgra Foods Capital, L.C. were redeemed in February 2005 and are no longer listed on the New York Stock Exchange.

The Company submitted the annual Chief Executive Officer certification to the NYSE for its 2005 fiscal year as required by Section 303A.12(a) of the NYSE Corporate Governance rules and has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits with the Company's Annual Report on Form 10-K for the fiscal year ended May 29, 2005.

Transfer Agent and Registrar

Wells Fargo Shareowner Services
161 N. Concord Exchange—
P.O. Box 64856
St. Paul, MN 55164-0856
(800) 214-0349

Common Stock Dividends

ConAgra Foods normally pays quarterly common stock dividends on March 1, June 1, Sept. 1, and Dec. 1. During fiscal 2005, ConAgra Foods declared dividends of $1.0775. The current annual dividend rate is $1.09 per share. The company's dividend objective is on page 11 of this report.

ConAgra Foods has paid 118 consecutive quarterly common stock dividends. During fiscal 2005, the company began its 30th consecutive year of increased dividends per share.

Annual Meeting of Shareholders

ConAgra Foods' annual shareholders' meeting will be held on Thursday, Sept. 22, 2005, at 1:30 p.m., at the Omaha Civic Auditorium Music Hall, 1805 Capitol Ave., Omaha, Nebraska. See the proxy statement for additional information.

ConAgra Foods Shareholder Services

Stockholders of record who have questions about or need help with their accounts may contact ConAgra Foods Shareholder Services, (800) 214-0349.

Through ConAgra Foods Shareholder Services, stockholders of record may:

- Have stock certificates held by ConAgra Foods Shareholder Services for safekeeping and for facilitating sale or purchase of shares.
- Automatically reinvest some or all dividends in ConAgra Foods common stock. About 60 percent of ConAgra Foods stockholders of record participate in the dividend reinvestment plan.
- Purchase additional shares of ConAgra Foods common stock through voluntary cash investments of $50 to $50,000 per calendar year.
- Have bank accounts automatically debited to purchase additional ConAgra Foods shares.
- Automatically deposit dividends directly to bank accounts through Electronic Funds Transfer (EFT).

Investors can access information on ConAgra Foods' business performance and other information, including links to ConAgra Foods' brand Web sites, on our corporate Web site at www.conagrafoods.com.

Communicating with Our Investors

- Earnings results are announced quarterly and are distributed through international news agencies, as are other significant company news items.
- A detailed question-and-answer supplement relating to the company's performance or significant company news is provided on our Web site with each quarterly earnings or news release at www.conagrafoods.com.
- Verbal commentary by senior management on the quarterly business performance is available through a toll-free telephone number and Internet webcast made available to the public.
- Individual and institutional investors and analysts are welcome to discuss ConAgra Foods' performance, strategies and other matters by contacting Investor Relations at (402) 595-4154.
- ConAgra Foods meets with investors at our offices or other mutually convenient locations.
- Company management also makes several presentations at food and consumer industry conferences, which are broadcast to the public on the Internet.

News and Publications

ConAgra Foods mails annual reports to shareholders of record. Street name holders who would like to receive these reports may call ConAgra Foods Investor Information at (800) CAG-0244 and ask to be placed on our mailing list. Company reports are also available electronically by registering at www.investordelivery.com.

You may also dial (800) CAG-0244 to hear current company news or request printed materials such as the Form 10-K. The company also makes available on its Web site the reports filed by the company with the Securities and Exchange Commission. The company's Corporate Governance Principles, including charters for each committee of the Board of Directors, Code of Ethics for Senior Corporate Officers, and Code of Conduct, are posted on the company's Web site at www.conagrafoods.com. ConAgra Foods shareholders also can obtain copies of these items at no charge by writing to: Assistant Corporate Secretary, One ConAgra Drive, Omaha, NE 68102-5001.

ConAgra Foods

At ConAgra Foods, we have always placed a high priority on actively participating in our communities. As one of the nation's leading makers and marketers of foods, we touch the lives of many, many people. This brings with it a special sense of responsibility, one we take to heart. We live our values. We seek, every one of us, every day, to make a difference in our world. At ConAgra Foods, it's the only way to do business.

For more information, and to review our 2005 ConAgra Foods Corporate Responsibility Report go to: www.conagrafoods.com.

Our Community

At the ConAgra Foods Foundation, we are committed to applying our resources to improve quality of life in our communities. We focus on civic and community betterment; health and human services; hunger, nutrition and food safety.

A primary emphasis at the Foundation is childhood hunger. Our Feeding Children Better program is the nation's largest corporate initiative dedicated solely to providing relief to the more than 13 million children in this country who are food insecure. Through our longtime alliance with America's Second Harvest, and through the creation of more than 200 ConAgra Foods Kids Cafes, we work hard every day to make sure no child goes hungry.

Partnering with Others

Teamwork is an important value at ConAgra Foods—and it extends beyond our company to other organizations with whom we work to make a difference. By combining our efforts, we can increase and accelerate the impact we make together in areas of mutual concern.

Working closely with organizations such as the American Dietetic Association (ADA), we address food safety through educational programs that help home food preparers protect the health and safety of their families and friends. Through customer partnerships, we can make a difference in a wide variety of ways, whether by standing shoulder-to-shoulder to help a community recover from a natural disaster, or partnering on a broader level to attack important issues such as childhood hunger.

Sustainable Development

We don't see business success and protecting the environment as an either/or proposition. To us, "Doing well by doing good," the guiding principle behind our sustainable development program, sums it up perfectly. By reducing waste, we can cut costs and benefit the environment at the same time.

For more than a decade, ConAgra Foods' Sustainable Development program has represented an ongoing effort to reduce waste, increase use of recycled materials, conserve energy and water, keep the air clean, and protect the land. Over a year, ConAgra Foods environmental projects have:

- Reduced landfill waste by 27,969 tons
- Saved 856.3 million gallons of water
- Cut energy use by 24.0 million kwh
- Cut natural gas use by 3,186,632 therms
- Reduced material used by 5,401 tons

We encourage every employee to submit suggestions to improve performance; thousands do so every year. We recognize the most innovative and effective ideas with the annual ConAgra Foods Sustainable Development Awards.

This report is printed on FSC Certified Mohawk Options, 100% PCW paper manufactured entirely with wind energy and contains 100% post-consumer recycled fiber. This paper is certified by Green Seal, and by SmartWood for FSC standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests.

ConAgra Foods Inc.
One ConAgra Drive, Omaha, NE
68102-5001